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Follow-Up Materials

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APR 25 2008 E
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82-34886

Annual Report



RECEIVED
2008 APR 23 P 2:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
ARS
12-31-07
2007

CSM

Annual Report 2007

CSM

Contents

Main Operational Developments in 2007

CSM

- The 3-S efficiency program delivered € 36 million in additional savings, taking the total achieved to-date to € 98 million, in line with the planned target of € 110 million by end 2008.
- Sharp increase in raw materials of approximately 20% resulting in structurally higher product cost prices.
- CSM is well on track to realize its financial goals for 2008 and 2009.
- Capital of € 153.3 million returned to shareholders through dividends and a share buy-back program.
- The sale of CSM Sugar was completed in April, resulting in a book profit of € 142.8 million.
- The conversion of CSM depositary receipts into CSM shares.

CSM BAKERY SUPPLIES EUROPE

- Transition from country-based structure to a European organization with three business units focused on the artisan, industrial and food service/out-of-home markets, respectively.
- Start-up of four innovation centers.
- Acquisition of UK-based Kate's Cakes, as a basis for our European food service/out-of-home strategy.
- Start-up of a new doughnut plant in Germany.
- Closure of one of the two factories in Italy.
- Sale of Délices de la Tour in France.

CSM BAKERY SUPPLIES NORTH AMERICA

- Acquisition of Titterington's, as a basis for our American food service/out-of-home strategy.
- Acquisition of ADM Specialty Ingredients.
- Launch of two innovation centers.
- "Market first" launch of transfat-free products.
- Sale of QA Products, specialist in food decorations.
- Closure of Elk Grove Village factory and sale of property and plant.

PURAC

- Successful start-up of lactic acid production in Thailand (Rayong).
- Appointment of new managing director.
- Acquisition of the meat preservation activities of Wilke Resources (Kansas).
- Revision PURAC's worldwide production strategy.
- Announced the intended sale of the factory in Ter Apelkanaal (the Netherlands) and discontinuation of lactic acid production in Gorinchem (the Netherlands) and in Montmeló (Spain).
- Investment in a pilot plant in Montmeló (Spain) for the production of D(-) lactic acid and lactides for the bio-based plastics market.
- Introduction of new PLA technology and new products such as PURACAL ACT (acrylamide reduction in French fries and chips), PURAC FIT (masks after-taste of artificial sweeteners in diet softdrinks), and PURACAL Qsynergy (calcium enrichment of fruit and dairy drinks).



"Our strategy is paying off"

INTERVIEW WITH CEO GERARD HOETMER

'The last year was one in which we took important steps forward in executing our strategy which we outlined in 2005. We have invested in growth initiatives, bolt-on acquisitions as well as investing in our people and enhancing our organisation. CSM has evolved as a company with a sharp customer focus benefitting from teamwork throughout our organisation. We are all working together combining markets and knowledge to develop new products and applications The cultural change we envisaged when we launched our new strategy is taking shape. More customer-focused, pro-active and hands-on. Our strategy is paying off. This becomes clear from the increasing autonomous growth in the second half of 2007. Despite the steep rise in the cost of raw materials and the substantially lower dollar, we continue building on the proven results from the initiated strategy in order to achieve our targets for 2008 and 2009.'

How did you experience 2007?

'As a year in which we again made considerable progress in pursuing our strategy. We have brought our business portfolio further into line with our worldwide growth ambitions by making targeted acquisitions in the markets where we want to grow. This also means that we have had to say farewell to activities not fitting with our strategic and growth ambitions. We have also changed our organization to better facilitate our ambitions to serve our markets. The transition of Bakery Supplies Europe from a country-based organisation to a client focussed business-unit structure generated early results in terms of co-operation and knowledge sharing. Another example is the start-up of the new innovation centers in the US and in Europe. These strategic steps have enhanced the customer-focus, growth opportunities and quality of the organization.'

What do you see as the highlights of 2007?

'I think there were several highlights. Looking at PURAC, I would say that fine-tuning of the strategy was a highlight. It led to the formulation of a new production footprint, which, now that the plant in Thailand is producing as planned, will be implemented in the course of 2008. This restructuring will enable us to produce large volumes of lactic acid more cost effectively at three large sites in Thailand, Brazil and North America. The new PLA semi-finished product for the manufacture of bio-based plastics is another major breakthrough. It means that PURAC can offer the plastics industry the chance of a cost-efficient entry into the market for bio-based plastics. In the European bakery activities the transition from a country-based operation to a European business-unit structure with the focus on the customer was something to be proud of. We managed to achieve this in a short timescale and under difficult market conditions with no adverse effects on performance. I can also quote the excellent acquisitions that are perfectly attuned to our new customer strategy. With Kate's Cakes in the UK and Titterington's in the US we have taken major strides in the out-of-home segment. Another good example is the rapid integration of ADM Specialty Bakery Ingredients into Caravan Ingredients in the US, itself a recent merger of 2 subsidiaries. There are plenty of highlights to be proud of. The fact that all these changes were so well accepted says a lot about the quality of the organization. Our people have performed outstandingly.'

What was the greatest challenge in 2007?

'There was a particular challenge with the sharp rise in the prices of many raw materials. In some cases the price of certain products more than doubled within a very short-time. Without doubt, our biggest challenge was to explain this development to our customers and increase our product prices simultaneously. For we not only had to closely monitor our result but our market share as well. At the same time, the dollar continued to fall. All matters that had a disruptive effect on the development of the results. But our strategy is paying off and has helped us to face the challenges.

Another challenge was the sale of CSM Sugar. A difficult decision because it touched the very roots of CSM. But you have to dare to be realistic. The developments in the European sugar regulation and the relatively limited share of sugar activities in the total CSM portfolio do not provide a strong enough guarantee for a healthy future within CSM.'

There have been a lot of changes at CSM since the adoption of the new strategy and the 3-S Program in 2005. What has this meant for CSM personnel?

'The organization and the culture lie at the heart of all change. We have encouraged people to look at what we can do rather than what we can't. That means embracing change. We are now a more customer-focused, performance-driven and no-nonsense company and are recognized as such by the market.'

A lot has happened in Bakery Supplies in the past year. What was the most important development?

'Seeing Bakery Supplies as one business, thanks to the adapted corporate structure. It brought fresh dynamism to, amongst others, product development and knowledge-sharing in the business units in Europe. For instance, products that have proven successful in France have been rolled out to Italy and Spain, where they are also doing well. Another example is our European partnership with a major global coffee chain. Previously, the contact was limited to the UK, now we deliver all over Europe. Not only is this an excellent channel for increasing our sales, it gives us more power as a European supplier. We are also seeing the first successes in innovation and purchasing.

In effect, the conversion of Bakery Supplies Europe into one European business has accelerated the further development of the organization.

In North America as well, we have introduced a stronger focus in the large businesses, which are now concentrating more on specific customer segments and distribution channels. This benefits the efficiency throughout the organization. Obviously, we have also screened and adapted the American operations. In the fourth quarter of 2007 it became clear that one company was under strain, which was addressed and solved immediately eliminating any impact in 2008.

Other important developments? As a result of this strategy at Bakery Supplies we are learning more every day about applying our knowledge across national borders and continents. And we are finding that there are more similarities than differences between the American and European markets.'

What are the most important trends in the bakery market and how is CSM responding to them?

'Health is still a major trend in the bakery market. We expect the interest in healthy basic nutrition to continue to grow. It is a spearhead in our innovation program. There is a real art in reducing the amount of salt while preserving the taste. Take, for example, the "Ik kies bewust" range that we recently launched in the Benelux. The second trend that we are responding to is the convenience factor, illustrated, for example, by bake-off products. This is enabling us to actively benefit from the strong growth in the out-of-home segment. The third is the demand for top-quality indulgence products. So, in brief, the trends are: as healthy as possible, as convenient as possible, and as tasty as possible. You can see this combination in the products we have developed for coffee chains.'

PURAC took a decisive step in 2007 when it announced its restructuring program. What do you see as the crucial success factor?

'The most important success factor is still innovation to further improve functionality for the customer and the consumer. Take, for example, the use of PLA for the production of bio-based plastics that I mentioned earlier. That was a significant technological breakthrough. We are now focusing closely on activities where we will be really successful. This also means that we will no longer engage in business where we have no capacity to differentiate. This can be inferred from our decision to sell some of our activities. But it means that we need to perform even better in our core business. We have also further professionalized our market strategy. Our products need a specialized market strategy, where partnerships with customers play an important role. That way, our innovations make an active contribution to the product development of our customers. Customer-focus and consumer-driven are absolutely crucial for delivering results.'

What do you expect for CSM in 2008?

'Bakery Supplies will achieve its financial goals. The 3-S Program will realize its ambitious targets. At PURAC, 2008 means more focus, with financial targets to be achieved in 2009. In the past two years we have laid a strong foundation for the realization of these targets. We have an organization which is manned by excellent people. The pooling of our strengths offers still more potential. We can further exploit the value that lies in our innovation centers and in the central procurement organization. But closer collaboration and partnerships with our customers also open up untold opportunities. I have every confidence that, in the coming years, we shall see the benefits of our efforts.'



Koos Kramer Reinoud Plantenberg Gerard Hoetmer

Company Profile

CSM is the largest supplier of bakery products worldwide and global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion, and has a workforce of around 8,700 employees in 23 countries.

Sales and EBITA by core activity in 2007:

SALES 2007



88%
Bakery Supplies

EBITA 2007



87%
Bakery Supplies

BAKERY ACTIVITIES

CSM develops and produces ingredients (bread and patisserie mixes, bakery fats, patisserie fillings) and semi-finished and ready-made products (bread and patisserie dough, ready to bake bread and patisserie, and frozen ready-made products such as doughnuts and cakes). It sells these products to its customers directly and through distributors. The main customer categories include artisan bakers, industrial bakeries, supermarkets, and the out-of-home channel. Key raw materials are flour, vegetable oils and fats, fruit, grains, nuts, and sugar.

BAKERY VALUE CHAIN



CSM PRODUCTION
SALES CSM
HARVESTING
MILLING/REFINING
MIXING/PROCESSING
BAKERY INGREDIENTS SUPPLIERS
Inter-mediate Products Suppliers
Frozen Products Suppliers
FORMING/BAKING
DISTRIBUTION
DIRECT SALES TO LARGER CUSTOMER
OWN DISTRIBUTION/ SALES TO SMALL CUSTOMERS
CUSTOMERS
Consumers
• Flour
• Yeast
• Single specialty ingredients
• Concentrates
• Mixes/fats/ fillings/icings
• Cakes
• Donuts
• Muffins
• Specialty bread
• Snacks
• BM USA national distributor
• Bakemark, Italy
• Large customer direct delivery

LACTIC ACID ACTIVITIES

CSM produces lactic acid by means of fermentation, using sugar and corn syrup (in the future also other carbohydrates) as raw materials. Lactic acid, in various qualities, is sold to customers directly or processed into derivatives. An example of an important application for CSM is Purasal™, which is used for meat preservation. The derivatives are sold to large customers directly and to smaller customers through distributors.

LACTIC ACID VALUE CHAIN



PURAC PRODUCTION
PURAC SALES
HARVESTING
MILLING/REFINING
FERMENTATION
LACTIC ACID PRODUCTION
BIO-TECHNOLOGY
DERIVATIVES PRODUCTION
DISTRIBUTION
DIRECT SALES TO LARGE CUSTOMER
CUSTOMERS
Consumers
Production plants in: Netherlands, Spain, US, Brazil and Thailand
Sales offices around the world

CSM is the global market leader in lactic acid and lactic acid derivatives. With its bakery ingredients and products CSM occupies number-one position in the European market and number-two position in the North American market.

As a bakery supplies distributor CSM operates mainly in Europe and North America but is also based in South America and Asia. As a distributor of lactic acid and lactic acid derivatives it is active on all continents, with North America being the most important.



North America
Europe
Asia
Middle East
Africa
Bakery markets covered
Lacticacid markets covered

Key Figures

millions of euros

	2007	2006
CONTINUING OPERATIONS		
Net sales	2,486	2,421
EBIT	60	122
EBITA	65	124
Result after taxes	56	64
Earnings per share in euros [1]	0.82	0.90
Cash flow from operating activities	143	96
Cash flow from operating activities per share, in euros [1]	2.15	1.36
Depreciation of fixed assets	66	69
Capital expenditure on fixed assets	116	118
ROS % [2]	2.6	5.1
Result after taxes/net sales %	2.3	2.6
ROCE excluding goodwill % [3]	8.1	17.5
ROCE including goodwill % [4]	3.5	7.1
Number of employees	**8,726**	**8,204**
CONTINUING AND DISCONTINUED OPERATIONS		
Result after taxes	203	105
Earnings per share in euros [1]	3.06	1.47
Number of employees	**8,726**	**8,497**
Shareholders' equity	958	845
Shareholders' equity per share in euros [5]	14.78	12.81
Net debt position [7]	456	592
Net debt position/EBITDA [8]	2.1	2.0
Interest cover [6]	7.6	5.6
Balance sheet total : shareholders' equity	1:0.5	1 : 0.4
Net debt position : shareholders' equity [8]	1:2.1	1 : 1.4
Current assets : current liabilities	1:0.6	1 : 0.6
Dividend	**0.88**	**0.80**
Dividend pay-out ratio	28.7	54.3
Number of issued ordinary shares	66,331,279	72,831,132
Number of ordinary shares outstanding with third parties [9]	61,802,201	65,954,285
Number of ordinary shares with dividend rights	61,802,201	65,954,285
Weighted average number of outstanding ordinary shares	65,280,284	71,101,226
Share price as at 31 December	23.10	29.17
Highest price in calendar year	29.72	29.57
Lowest price in calendar year	22.35	21.19
Market capitalization as at 31 December	1,428	1,924

1. Earnings per ordinary share in euros after deduction of dividend on cumulative preference shares.
2. ROS % is EBITA from continuing operations divided by net sales x 100.
3. ROCE excluding goodwill % is EBITA from continuing operations for the year divided by average capital employed excluding goodwill x 100.
4. ROCE including goodwill % is EBITA from continuing operations for the year divided by average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5. Shareholders' equity per share is shareholders' equity divided by the number of shares with dividend rights.
6. Interest cover is EBITA before exceptional items divided by net interest income and charges.
7. Net debt position comprises interest-bearing debts minus cash and cash equivalents.
8. EBITDA is 'Earnings Before Interest, Taxes, Depreciation and Amortization'
9. Number of shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

millions of euros

Net sales 2007 by region


43.1%
4.4%
Rest of Europe
Other countries

Net sales 2007 by division


42.6%
Bakery Supplies Europe

Net sales 2003-2007, bakery and lactic acid activities


1200
1000
800
600
400
200
0
Bakery Supplies Europe
2003
2004
2005
2006
2007

EBITA 2003-2007, bakery and lactic acid activities

Before exceptional items


100
80
60
40
20
0
Bakery Supplies Europe
2003
2004
2005
2006
2007

Financial Objectives and Strategy

The strategy is geared towards retaining or attaining leadership in the markets in which we operate and ensuring sustainable and profitable growth of the company with returns above market average. The strategy and objectives formulated for the 2005-2008/2009 period remain in place.

The two most important financial criteria used by CSM are:

- ROS (return on sales), i.e. return on net sales (EBITA as a percentage of net sales);
- ROCE (return on capital employed), i.e. pre-tax return on capital employed (EBITA as a percentage of capital employed including paid goodwill).

The bakery activities are expected to achieve a ROS of 8-10% and a ROCE of 11-13% in 2008. Mid-2007 the financial targets for PURAC were deferred until 2009 when the company will fully benefit from its new manufacturing footprint and investment in Thailand: a ROS of 15-20% and a ROCE of 15-20%. A ROS of *at least* 8.5% and a ROCE including goodwill of *at least* 12% are expected for CSM as a whole in 2009.

	ROS %	ROCE %
Bakery Supplies (2008)	**8-10**	**11-13**
PURAC (2009)	**15-20**	**15-20**
CSM (2009)	**≥ 8,5**	**≥ 12**

CSM applies an internal WACC of 11% before taxes. WACC (Weighted Average Cost of Capital) is the weighted average required return on equity and debt funding.

To manage and monitor our activities specific Key Performance Indicators (KPIs) have been defined for each division and business unit. We also keep track of the price/earnings and enterprise value/EBITDA ratios in order to compare the company performance with other companies in the same sector.

As stated in last year's annual report our financial targets will be realized under three spearheads:

- creating an efficient and effective corporate structure (3-S);
- optimizing the organization to promote autonomous growth;
- investing in and divesting parts of the company to optimize our market position.

CREATING AN EFFICIENT AND EFFECTIVE CORPORATE STRUCTURE (3-S)

This will be realized on the basis of our 3-S Program – Strong Company, Sharp Team, Solid Performance –, wich was initiated in 2005 in order to create an efficient and effective organization. As of 2008, the reorganizations under the 3-S Program will deliver annual cost savings of € 110 million as a result of efficiency measures such as factory closures, company mergers, overhead reductions, and rationalization of the organization. The collective procurement of raw materials, consumables and indirect supplies will also play a key role in cutting the costs. This not only means sharp negotiations but also the consolidation of the number of raw materials. A smooth operation between procurement and central R&D activities is therefore of the essence.

As at year-end 2007 savings of € 98 million were realized, € 67 million of which as a result of restructuring and € 31 million due to more efficient procurement. The large-scale restructuring as seen by almost all our companies in the past few years is more or less complete. Although some factories are still in the process of reorganization, any restructurings after 2008 can be categorized as "organizational maintenance." A considerable contribution will be made to the 3-S Program's target of € 110 million by the more efficient procurement approach.

The main restructurings in 2007 were:

- the closure of the plant in Elk Grove Village (US);
- the closure of one of the two factories in Crema (Italy);
- the merger of two distribution centers in the US.

To further reduce costs and complexity the procurement organization, in collaboration with R&D, will more and more focus on consolidating the number of raw materials in 2008.

We anticipate the following for 2008:

- discontinuation of the lactic acid production in Gorinchem (the Netherlands) and Montmeló (Spain);
- sale of the facility in Ter Apelkanaal (the Netherlands);
- sale of the ingredients plant in Creil (France);
- closure of the bakery products factory in Buffalo (US);
- reorganization of BakeMark Deutschland.

OPTIMIZING THE ORGANIZATION TO PROMOTE AUTONOMOUS GROWTH

The transformation of our European bakery activities from a country based structure to a European business unit structure, which was announced in 2006 and implemented in 2007, aims to respond more effectively to specific needs of customer segments. At the same time this creates more scope for exchanging knowledge, products and services across boundaries. Increasingly, our customers are operating regionally.

Of the planned innovation centers (6) for our global bakery operations, five are now operational. The last innovation center in Europe is expected to be operational in the course of HY1 2008. In the US the innovation centers have been started up with the right people and means in place. By concentrating our expertise in these innovation centers we will be able to respond faster and more effectively to the needs of our customers and collectively launch new products.

Following a reorganization in 2006 PURAC's R&D activities delivered the first results of the market-oriented organization in 2007. Important new products include PURACAL ACT (acrylamide reduction in French fries and chips), PURAC FIT (masks after-taste of artificial sweeteners in diet softdrinks), and PURACAL Qsynergy (calcium enrichment of fruit and dairy drinks).

The new pilot factory based in Montmeló (Spain) for the production of D(-) lactic acid and lactides will be put into operation in 2008. This very important project represents the next step in our strategy aimed at delivering lactic-acid-based raw materials for the production of bio-based plastics made of renewable raw materials such as sugar and tapioca - a market with large potential. The patents which we have filed in the past year will enable us to open up and further expand this market through high quality materials.
Being able to provide innovative products is one of the key drivers for future growth. In 2008 a key point of attention will be the enhancement of our knowledge of the needs and requirements of our consumers. This should enable us to better support our end-users in assortment planning, product development, and marketing strategies.

INVESTING IN AND DIVESTING PARTS OF THE COMPANY TO OPTIMIZE OUR MARKET POSITION

By creating further focus within the organization the effectiveness of CSM has been enlarged. After the successful sale of CSM Sugar the bakery and lactic acid operations are CSM's pillars.

We further rationalized our bakery ingredients product portfolio by, amongst others, selling Délices de la Tour in France (frozen bread and pastry) and QA Products in the US (decorations for the food industry). At PURAC we decided to discontinue the production of gluconic acid and lactitol. The American gluconic acid operations were sold in 2007.

The acquisitions of Kate's Cakes (United Kingdom) and Titterington's (US) represent the first significant steps toward realizing our food service/out-of-home strategy. This strong growth market for ready-to-serve bakery products requires a flexible, innovative and highly customer-focused approach. A new independent out-of-home organization will be established.

Capital expenditure on "strategic" fixed assets was high in 2007, due amongst others to the completion of the construction of the lactic acid factory in Thailand. The plant is operational now enabling us to produce lactic acid at very low costs. The completion of the doughnut plant in Germany will also help us achieve our strategic growth targets.

The repositioning of CSM will be continued in 2008, primarily by making further acquisitions to reinforce our worldwide market positions.

Our innovations translate
into improved workability
of dough and butter...




...so you can enjoy
your daily delicious
croissant.

Financial Commentary 2007, Dividend Proposal, Prospects for 2008

RESULTS

Net Sales

Net sales from continuing operations increased from € 2,421.4 million to € 2,485.6 million in 2007, up 2.7%. Currency effects and the acquisition/divestments of activities affected the sales figures comparison. Currency effects in particular had a negative impact of € 109.8 million. The net effect of acquisitions and divestments was € 56.6 million positive, mainly due to the divestment of Délices de la Tour and the acquisitions of CGI, the bakery operations of ADM's Specialty Bakery Ingredients and the food service/ out-of-home companies Titterington's and Kate's Cakes. Adjusted for currency effects and acquisitions/ divestments, autonomous growth was 4.8%.

Breakdown of autonomous growth:

BSNA	**5.3%**
BSEU	**3.2%**
PURAC	**8.7%**

Growth in the bakery operations was driven by price and product mix developments in particular, but also by positive volume trends both in the US and Europe. The price increase is largely related to the rise in the prices of raw materials. The product mix development is due mainly to a larger share of frozen products, which, on average, have higher price levels.

Growth at PURAC was largely attributable to volume growth and improvements in the product mix of 7.2%. More than in previous years, this growth was driven by new innovative products. The effect of the price increases, which were implemented in particular in the second half-year, was 1.5%.

EBITA before Exceptional Items

EBITA before exceptional items from continuing operations decreased by € 3.0 million to € 153.7 million. Currency effects had a € 8.5 million negative effect on EBITA, as a result of the translation of foreign currencies to the euro. The rise in the prices of raw materials and, to a lesser extent, energy put pressure on our results. The impact on EBITA was € 10.8 million, being the balance of higher costs partially offset by higher selling prices and 3-S procurement savings. EBITA from acquired companies was € 12.5 million, in line with our expectations.

Breakdown of the change in the EBITA before exceptional items:

millions of euros

BSNA	**-0.3**	**-0.3%**	**Decrease in EBITA**
BSEU	**4.8**	**7.1%**	**Increase in EBITA**
PURAC	**-5.2**	**-18.9%**	**Decrease in EBITA**
Corporate	**-2.3**	**-16.8%**	**Higher costs**

Savings under the 3-S Program made a significant contribution to the EBITA before exceptional items. Including the additional savings of € 36 million in 2007, the cumulative savings amounted to € 98 million. This means we are on course to achieve the 2008 cost cutting target of € 110 million.

Breakdown of the savings under the 3-S Program:

millions of euros	Plan				Total
	2005	2006	2007	2008	2008
Savings	**15**	**55**	**85**	**110**	**110**
Restructuring expenses	**60**	**40**	**20**		**120**

	2005	2006	Realised 2007	Plan 2008	Project to date
Savings per:					
BSEU	4	27	41		41
BSNA	4	11	24		24
Bakery Supplies Total	**8**	**38**	**65**	**75**	**65**
PURAC	0	12	20	20	20
Sugar	11	11	11	12	11
Holding activities	0	1	2	3	2
Total	**19**	**62**	**98**	**110**	**98**
Split in:					
Restructuring projects	19	46	67	65	67
Purchasing		16	31	45	31
Restructuring expenses	58	24	15	120	97
Cash out	25	26	18	80	69
FTE reduction	696	250	244		1190

Restructuring

Of the planned savings from restructuring 103% was already realized by the end of 2007. Most of the restructuring initiatives are underway and will be completed in 2008. The main restructurings in 2007 were the closure of a factory in Crema (Italy) and one in Elk Grove Village (Chicago, US), and the reorganization at our bakery fats plant in Merksem (Belgium).

Restructuring charges arising from the 3-S Program account for € 15 million of the total amount of € 88 million in exceptional income and charges – resulting in a total amount of € 97 million in restructuring charges from the 3-S Program.
The exceptional income and charges item also includes fixed asset impairments of € 43.2 million at PURAC due to the intended sale and discontinuation of the operations in Ter Apelkanaal (the Netherlands), Gorinchem (the Netherlands) and Montmeló (Spain), the impairment of € 23.4 million of the PURAC factory in Brazil as a result of the new production strategy, the book profits on the sale of Délices de la Tour and QA Products amounting to € 11.4 million positive, and the change in a number of pension plans.

Procurement

The implementation of the collective procurement strategy contributed € 31 million to total savings in 2007, a solid performance given the continuous increase in the prices of raw materials. We expect to achieve the procurement targets for 2008 whereby it is essential to pay continuous attention to timely and astute purchases in a tight commodity market.

Financial Income and Charges, and Taxes

Net financial charges amounted to € 19.6 million, down € 28.0 million compared to 2006. This decrease is due primarily to not having in 2007 the lower incidental charges from repayments of a private placement in 2006.

Taxes

The tax burden from continuing operations was -39.6% (2006: 14.1%) – lower than expected and due mainly to fiscal compensation for the liquidation losses of a number of foreign companies. Excluding exceptional items the tax burden would have amounted to 38%, since most of this year's income comes from the US.

Result from Discontinued Operations

The result from discontinued operations (CSM Sugar) amounted to € 3.9 million. It includes the results for the period until 24 April 2007, when CSM Sugar's operations were transferred. Financing charges are not included in the result and the tax burden is based on the nominal rate in the Netherlands. Also included is the bookprofit on the sale of the CSM Sugar activities amounting to € 142.8 million.

BALANCE SHEET

Capital employed including goodwill from continuing operations amounted to € 1,832.3 million, an increase of € 35.1 million compared with 2006 (€ 1,797.2 million). The main movements were:

millions of euros	
Net capital expenditure on fixed assets	**106.2**
Depreciation of fixed assets	**-66.3**
Fixed asset impairment	**-72.1**
Acquisitions and divestments	**39.4**
Exchange rate differences	**-73.4**
Working capital	**14.5**
Goodwill	**32.0**

In 2007 capital expenditure on fixed assets was € 39.9 million higher than depreciation of € 66.3 million due largely to the construction of the lactic acid factory in Thailand (€ 40.5 million in 2007) and the completion of the doughnut plant in Germany (€ 11.3 million in 2007).
Working capital increased by € 14.4 million to € 193.2 million mainly as a result of an increase in the tax receivables.

On balance, shareholders' equity before profit appropriation increased by € 112.8 million to € 957.7 million. The main movements were:

- the addition of € 202.8 million in profit for 2007;
- a decrease of € 52.8 million in connection with the dividend for financial year 2006;
- a decrease of € 100.5 million in connection with the repurchase of company shares to optimize CSM's financing structure;
- inclusion of cumulative preference shares under shareholders' equity amounting to € 70 million following amendments made to the terms of the cumulative preference shares.

At the end of 2007 the ratio between balance sheet total and shareholders' equity was 1:0.5 (2006: 1:0.4).

CASH FLOW

Cash flow from operating activities from continuing operations amounted to € 142.9 million (2006: € 96.4 million), due to higher cash flows from our operations as well as lower payments for interest and taxes compared to 2006.

Investment activities generated a positive cash flow of € 67 million, comprising a negative amount of € 116.9 million in capital expenditure on fixed assets, a negative amount of € 106.4 million in acquisitions

(Wilke Resources, ADM's Specialty Bakery Ingredients, Kate's Cakes and Titterington's), and a positive amount of € 280.5 million in divestments (CSM Sugar, Délices de la Tour and QA Products).

Cash flow from financing activities includes the share repurchase program (€ 100.5 million) and the payment of dividend (€ 52.8 million).

FINANCING

CSM aims to maintain healthy balance sheet ratios and applies a maximum net debt position of 3 x EBITDA as ratio for debt funding. At the end of 2007 the net debt position was 2.1 x EBITDA. This ratio is applied in combination with a minimum interest cover (EBITA/interest charges) of 3. The interest cover for 2007 was 7.6.

Net debt position decreased by € 136.6 million to € 455.6 million (2006: € 592.2 million) largely as a result of:

- the sale of CSM Sugar, Délices de la Tour and QA Products (€ 280.5 million);
- the acquisition of Wilke Resources, ADM's Specialty Bakery Ingredients, Kate's Cakes and Titterington's (€ 106.4 million);
- the positive cash flow from operating activities from continuing operations (€ 142.9 million);
- capital expenditure on fixed assets (€ 116.9 million);
- repurchase of company shares (€ 100.5 million);
- payment of a total of € 52.8 million in dividend for financial year 2006;
- the inclusion of the cumulative preference shares under equity for an amount of € 70 million following amendments made to the terms of the cumulative preference shares.

As at 31 December 2007 the interest-bearing non-current liabilities amounted to € 484.5 million (31 December 2006: € 656.8 million). The average effective interest rate of the non-current liabilities outstanding as at 31 December 2007 was 5.1% and the average remaining term was 4.4 years (31 December 2006: average interest rate 5.0% and average term 3.1 years).

DIVIDEND PROPOSAL

Upon adoption of the financial statements holders of cumulative financing preference shares will receive the statutory dividend.
Holders of ordinary shares and of depositary receipts of ordinary shares which have not yet been converted will be proposed a cash dividend of € 0.88 per ordinary share for 2007, up 10% compared to 2006.

PROSPECTS FOR 2008

Bakery Supplies

By the end of 2008 our bakery organizations in Europe and the US will have the envisaged integrated structure. With efficient procurement, supply chain and R&D organizations, and market-focused sales and marketing organizations we will be able to achieve organic growth of 1-2% above market average and improve our results. In line with the targets for 2008 defined in 2005, the bakery activities will achieve the ROS and ROCE targets of 8-10% and 11-13% respectively in 2008, with a correction for inflation in our selling prices due to the sharp rise in the cost of raw materials. We will also further raise our selling prices with approximately 10% on average to absorb the overall rise of approximately € 190 million in the costs of raw materials. Based on recent experience in the second half of 2007 and the new contract positions at year-end we are confident that we will succeed in implementing these price increases.
In 2008 we shall continue to implement our strategy as a basis for autonomous growth. We also intend to reinforce our organization with strategic acquisitions.

PURAC

By the end of 2008 PURAC will also be a streamlined and focused organization. In 2008 the gluconic acid activities will be phased out and the production of lactic acid will be concentrated in our plants in Thailand, Brazil and the US. Despite these major internal reorganizations we expect our sales to continue to grow in price and volume at the rate of approximately 8-10% shown in recent years. Major progress will be made towards achieving the ROS and ROCE targets for PURAC in 2009, particularly in the second half of 2008 when the intended changes in the production organization will have been implemented.

CSM total

2008 will be the year in which we complete the 3-S Program at CSM. For CSM as a whole this means that we will make substantial progress towards our strategic and financial objectives in 2008. The improvement in ROS and ROCE will be bolstered by the 3-S Program, which will generate cumulative savings of at least € 110 million in its final year. In addition, we anticipate further growth in our bakery activities and PURAC and cost savings from the production reorganization at PURAC.
The 2007 acquisitions and divestments will, on balance, make a positive contribution of approximately € 5 million to EBITA in 2008. Interest burden, excluding exceptional financing expenditure, will be comparable with 2007. The normal tax burden is expected to be between 25 and 30% of our result.

Capital expenditure is expected to be in line with depreciation. A limited improvement is expected in the working capital as a percentage of sales. As a result cash flow in 2008 will improve.

CSM Bakery Supplies Europe

Calendar year *millions of euros*	**2007 Before exceptional items**	**2007**	**2006 Before exceptional items**	**2006**
Net sales	**1,059.4**	**1,059.4**	**1,041.9**	**1,041.9**
EBITA	**72.5**	**70.0**	**67.7**	**43.5**
ROS%	**6.8**	**6.6**	**6.5**	**4.2**
ROCE including goodwill%	**8.9**	**8.6**	**8.6**	**5.4**

PROFILE

CSM Bakery Supplies Europe specializes in the development, production and sale of bakery ingredients and products in the business-to-business bakery market. With operations in fifteen countries it is a pan-European organization with a number-one market position. The market in bakery ingredients and products has an estimated value of € 9.5 billion (market share: approximately 11%).

The customers of CSM Bakery Supplies Europe are artisan bakers, bakery chains, in-store bakeries, industrial bakeries, food service, and out-of-home (the fast-growing market segment comprising, amongst others, restaurants, hotels, lunchrooms, coffee bars, and fast-food chains). The production activities of CSM Bakery Supplies Europe consist of processing raw materials into semi-finished and frozen almost-ready and ready-made products. Its product portfolio includes bakery fats, bread and patisserie improvers, baking mixes, fruit and cream fillings, icings, releasing agents, and convenience products (primarily frozen snacks and donuts).

MARKET

Last year's growth of the European economy was reflected in the market for bakery ingredients and products by increasing consumer spending in the out-of-home channel.
As in recent years, there was a slight decline in the number of independent smaller bakeries in the artisan segment, the most important sales channel in Europe. However, there is a trend toward larger bakeries with more branches. We aim to support and reinforce this key market segment by close cooperation with artisan bakers – the spearheads of this strategy being product range innovations and operational support. As the European business unit Artisan is geared to this segment it is well positioned to provide the artisan baker with dedicated support.
Growth in the industrial bakery segment was due, mainly, to its supermarket customers. With specific custom-made products such as bakery fats, fruit fillings and ingredients our European business unit Industry plays a key role as a supplier to large industrial bakers in this segment.
The in-store bakery segment saw growth in all countries and together with out-of-home it constitutes the growth segment in frozen products. Our customers need a convenient way to sell quality products and as our frozen products can be baked off in-store or are ready for consumption after defrosting we are addressing this need. Our European business unit Frozen & Bakery Products deploys an active approach to meet the growing needs of this market.
The out-of-home market segment remains the fastest growing market, primarily because of the increase in fastfood restaurants and coffee bars. At the start of August we announced the acquisition of Kate's Cakes, the market leader in premium cakes in the UK and supplying mainly to out-of-home markets. Kate's Cakes provides us with a platform to further develop this fast-growing market in continental Europe. This, together with the Titterington's acquisition in the US, will enable us to become a worldwide partner for leading companies in this market.

Our buying markets were facing significant increases in the costs of raw materials in 2007. Vegetable oils and fats, flour and dairy products showed unprecedented increases by more than 100 percent. Our raw material position was not yet affected fully in 2007 because of our effective and timely buying transactions. The full impact of the cost increases of approximately 20% cumulative will become visible in 2008. CSM is confident that it will be able to pass on the increased costs of raw materials in its selling prices.


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STRATEGY

The CSM strategy is implemented at Bakery Supplies Europe as follows:

Creating an efficient and effective corporate structure (3-S)

Again, various steps have been taken in the past year to streamline the organization. As large reorganizations have come to an end now, this initiative is largely behind us. The 2007 reorganizations – initiated or completed – included the following:

- improving the efficiency of the bakery fats operations in Merksem (Belgium);
- closure of one of the two factories in Crema (Italy) – the activities were discontinued or moved to other plants in Europe.

In addition, the procurement organization succeeded in lowering the costs of purchasing through better use of existing knowledge and our European economies of scale. Centralization of the worldwide R&D activities has led to a much more effective deployment of our R&D resources in Europe, partly by using the expertise of our American operations. Not only can we respond faster to questions from the market, but thanks to the combined knowledge we are also better able to address fundamental issues. Cooperation between Procurement and R&D in order to limit the amount of raw materials delivers cost savings and reduced complexity in our organizations.

1 May 2007 marked the transformation of our country-based structure into a customer segment structure as well as the introduction of central management for the supply chain organization in Europe – simplifying cross-border activities and empowering us to respond to (international) customer needs faster and more effectively.

Optimizing the organization to promote autonomous growth

This part of the strategy is two-pronged: to organize the company so that we can respond to the needs of our customers promptly and effectively, and to bundle and develop specialized knowledge for the benefit of our customers.

2007 (in May) saw the transition of our country-based organization to a European customer segment structure. Separate European organizations have been set up, across countries, for the customer segments identified by CSM – artisan bakeries, industrial bakeries, and frozen bakery products. This enables us to provide our customers with dedicated services.

Partly because of the more efficient organization we expect to grow faster than the market. This will be bolstered by our increased R&D efforts and further investments in knowledge of the markets in which we operate. To optimally serve our customers we will continue to fine-tune our organization in 2008.

Investing in and divesting parts of the company to optimize our market position

Our strategy is geared to further strengthening our leading positions in the respective customer segments through investments generating autonomous growth and acquisitions. After a period of improving our existing activities, in 2007 we started to acquire businesses to further strengthen our market position. The acquired UK-based Kate's Cakes, is a leading provider of bakery products, such as muffins, cakes, scones and cookies to the food service and OOH segment – a fast growing segment where we had a limited presence. The acquisition of Kate's Cakes represents an important step toward becoming a leader in this segment. After divesting the French commodity-like pastry products in early 2007 the logical next step was to divest the frozen bread products of Délices de la Tour in France. As our frozen bread products operations in France lacked scale they were not expected to play any significant role.

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RESULTS 2007

The various customer segments showed different developments in 2007. Sales in the artisan segment remained more or less flat. Non-profitable sales in the industrial segment were divested. The frozen bakery products segment realized sales growth. Autonomous growth in net sales was € 33.9 million, up 3.2% versus 2006.

Net sales in Europe showed growth for the first time in years due partly to the new customer-oriented organization and ongoing R&D activities. Price increases to offset the increased costs of raw materials and the acquisition of Kate's Cakes had a positive impact on sales. This was partly offset by the divested activities of Délices de la Tour and the continuing divestment of co-packing activities. Sales growth should be seen in the context of the cost development process that we initiated in Europe. In 2007, the focus was on cost savings and the restructuring and optimization of the organization.

The 7.2% increase in the EBITA before exceptional items was affected negatively by € 4.6 million by the strong rise in the costs of raw materials. As expected, we could not immediately pass on all the price increases to our customers due to timing differences. EBITA nevertheless, further improved due, primarily, to the 3-S Program which delivered € 41 million in savings in 2007, up € 14 million compared to 2006.

Capital employed including goodwill on balance amounted to € 856.0 million. The main movements in 2007 were:

- a positive effect of € 19.8 million resulting from the sale of activities, particularly Délices de la Tour;
- € 55.9 million resulting from the acquisition of Kate's Cakes;
- € 29.9 million resulting from net capital expenditure on fixed assets;
- € 22.8 million resulting from depreciation and impairment of fixed assets;
- € 26.2 million increase in working capital resulting from the reclassifictaion of a tax liability.

PROSPECTS 2008

We will continue to further position our European activities in 2008. The transition from a country-based organization to an integrated customer-oriented European organization is now largely complete and contributes to higher growth in our operations. To enhance our competitiveness the European production organization will be further optimized.
In 2008, the 3-S Program will enter its last year of operation, with savings making a significant contribution to the growth in EBITA. Efficient procurement rather than restructuring will be leading in this process.
Our raw materials experienced unprecedented price rises in 2007. The resulting 20% overall increase in the costs of raw materials will be passed on to the market. We are confident this can be achieved based on the realized prices rises in 2007.

Investments are expected to be in line with depreciations. Working capital as a percentage of sales will show a limited improvement.



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CSM Bakery Supplies North America

Calendar year *millions of euros*	2007 Before exceptional items	2007	2006 Before exceptional items	2006
Net sales	1,116.1	1,116.1	1,084.1	1,084.1
EBITA	75.2	76.2	75.5	68.5
ROS%	6.7	6.8	7.0	6.3
ROCE including goodwill%	10.8	10.8	12.2	10.9
millions of US dollars				
Net sales	1,528.0	1,528.0	1,361.5	1,361.5
EBITA	103.3	104.7	95.2	86.5
ROS%	6.7	6.8	7.0	6.3
ROCE including goodwill%	10.4	10.5	12.0	10.9

PROFILE

CSM Bakery Supplies North America operates in the United States, Canada, and Mexico. The division holds second place in the North American market for bakery ingredients and products, which – excluding commodities but including distribution – has an estimated value of US$ 21 billion.
Bakery Supplies North America has a share of around 7% in this market. In addition to marketing its own products, the division distributes third-party products, thereby capitalizing on its widespread distribution network.
The product groups include baking mixes, fruit and cream fillings, fondant icing, frozen products such as bread, cakes, and cookies, and special ingredients such as emulsifiers. The main sales channels are in-store, artisan, industrial, and food service/out-of-home.

MARKET

After years of sustained growth the American economy started to lose momentum in 2007. This had only a limited effect on the bakery ingredient and product market. In general there was limited growth, except for the food service and out-of-home market segment which saw the strongest growth. Demand for frozen products, including cakes, cookies and almost-ready items increased in particular.
The demand for high quality bread is increasing, driven by the trend toward healthy eating and the desire for "European"-style quality bread. CSM is well positioned to meet this growth thanks to its newly established innovation centers and the interaction with our European division.
There is a strong demand for transfat-free products – products which do not contain (possibly) harmful hard fats. CSM is one of the few providers that can meet this opportunity.

Like in Europe, the buying market in the US was characterized by a considerable rise in the prices of raw materials. Unprecedented price increases during 2007 caused a sharp rise in the costs of our main raw materials, which went up more than 100%. However, the net increase in raw material costs was limited in the US because of our effective and timely buying transactions and the lower price of sugar. For the North-American market, we anticipate a total increase in costs of 20% in 2008. We are confident that we will be able to pass on the increased costs of raw materials in our selling prices.

STRATEGY

The CSM strategy is implemented at Bakery Supplies North America as follows:

Creating an efficient and effective corporate structure (3-S)

The closure of the bakery ingredient plant in Elk Grove Village, Illinois (announced in 2006) was completed by the end of 2007. This major operation and the related relocation of production to other US plants went according to plan. The lower cost due to higher utilization rates will support our result starting from 2008.
The closure of the factory in Lancaster, New York (announced in 2007) will be effectuated year-end 2008.
The savings generated by the centralized procurement organization in the US were relatively limited in 2007. We will support our American organization in the process of further professionalization using our European knowledge and experience.
The integration of the logistical operations of the separate businesses will be completed by the end of 2008. The reduction in storage centers and transportation costs will generate savings as well as improve customer service.

Optimizing the organization to promote autonomous growth

The organization of the product-market combinations into large-size units was further fine-tuned in 2007. By selling QA Products we created further focus in our American activities. As a result we can pay sufficient attention to the further strengthening of the position we have obtained with Titterington's. Flexible and customer-oriented production, product development and services are important tools in this connection in the fast growing food service segment.
To optimally serve our customers and realize growth in innovation we will continue to further streamline the structure and organization in 2008.
In 2006 and 2007 we invested in the establishment and start-up of two innovation centers, one in Tucker, Atlanta at H.C. Brill headquarters and one in Lenexa, Kansas City at the headquarters of Caravan Ingredients. The centralized R&D activities should become the driving force for outgrowing the market. The first significant R&D contribution should be visible in 2008.

Investing in and divesting parts of the company to optimize our market position

The divestment of QA Products in December 2007 is in line with our strategy geared towards acquiring market leader positions. As a producer of decorations for the food industry QA Products did not fit in well with our other activities in the US and was too small to operate independently.
The Titterington's acquisition in mid-2007, on the other hand, enables us to implement our food service strategy. One of the leading companies in this highly segmented market, Titterington's together with the Kate's Cakes acquisition in Europe will help CSM obtain a leading position in this segment.
The acquisition of ADM's bakery ingredient activities in January 2007 – which have been succesfully integrated in Caravan Ingredients – has further strengthened our position in this segment.

RESULTS 2007

Sales showed autonomous growth of 5.3%. An improved product mix and a limited increase in volume made the most important contribution to growth. Price increases implemented in the fourth quarter also affected sales positively. There was growth in all our customer segments, particularly – from a product perspective – in frozen products.

EBITA in US dollars, excluding restructuring charges and other exceptional items, improved by 8.6%. The effect of the increase in the price of most raw materials was limited by the lower price of sugar. As expected, the price of sugar in the American market fell back to its old level in 2007 after the considerable rise in

Net turnover CSM Bakery Supplies North America
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2006 in the wake of Hurricane Katrina. This positive effect was more than offset by the explosive rise in the price of other raw materials. Savings generated by our 3-S Program amounted to US$ 30 million in 2007, an increase of US$ 16 million compared with 2006.

H.C. Brill, active in bakery ingredients and frozen products for in-store and out-of-home markets, produced disappointing results. Due to a combination of mergers, factory closures, and strong growth in the frozen products market, this led to an overburdened organization with production inefficiencies, low service levels, and a trailing planning in the second half of 2007. This caused higher waste and labor costs, higher stock depreciations, and a lower growth rate. As a result of the measures taken we expect no recurrence of this incidental situation in 2008.

Capital employed including goodwill increased on balance by US$ 90.7 million. The main movements were:
- US$ 23.3 million resulting from the acquisition of Titterington's;
- US$ 22.5 million resulting from an increase in the working capital;
- US$ 22.6 million resulting from net capital expenditure on fixed assets;
- US$ 55.1 million resulting from the acquisition of ADM's Specialty Bakery Ingredients;
- US$ 27.8 million resulting from depreciation and impairment of fixed assets;
- US$ 10.8 million resulting from the divestment of QA Products.

PROSPECTS 2008

The consistent implementation of price rises of, on average, about 10% to offset the increase in the costs of raw materials will result in substantial sales growth. Although the American economy is losing steam, which will limit autonomous growth, we are positive about achieving our bakery operations target of 1-2% above-market growth. Additional innovation efforts will help us reinforce our market position and generate extra volume.

EBITA will benefit from the growth in sales and the full year consolidation of the EBITA of Titterington's and ADM's Specialty Bakery Ingredients. The sale of QA Products in December 2007 will adversely affect the growth of the EBITA. The above mentioned acquisitions and divestment will, on balance, make an additional contribution of US$ 2.0 million to EBITA in 2008. The 3-S Program will contribute to the result for 2008, to a significant extent through the centralized procurement program and the two announced – and partly realized – factory closures. We expect the measures taken at H.C. Brill to lead to recovery of the results.

Capital expenditure on fixed assets is expected to be in line with depreciation. A limited decline is expected in working capital as a percentage of sales.

PURAC

Calendar year *millions of euros*	2007 Before exceptional items	2007	2006 Before exceptional items	2006
Net sales	**310.1**	**310.1**	**295.4**	**295.4**
EBITA	**22.3**	**-68.8**	**27.5**	**22.0**
ROS%	**7.2**	**-22.2**	**9.3**	**7.4**
ROCE including goodwill%	**6.7**	**-20.3**	**8.7**	**6.9**

PROFILE

PURAC is the global market leader in lactic acid and lactic acid derivatives. As a natural product lactic acid is produced by means of fermentation of sugar, in particular.
The worldwide marketing and sale of the product range take place through PURAC's own network of sales offices, supplemented by a large contingent of agents/distributors.
Lactic acid and lactic acid derivatives have many different uses in the manufacture of food, animal feed, pharmaceuticals, cosmetics, micro-electronics, and chemical and technological products. In addition, a wide range of gluconic acid and gluconic acid derivatives are sold for use in food, pharmaceutical and technological products.

The main PURAC product applications concern improvements to food features, such as prolonging shelf-life, mineral enrichment, acidity regulation, and improving taste profiles. Other products are lactic-acid-based biomaterials for the medical industry and lactitol for the pharmaceutical and food industries.
Lactic acid and gluconic acid (derivatives) are produced at seven sites, two in the Netherlands, two in the US, one in Brazil, one in Spain and, since the end of 2007, one in Thailand. CSM intends to sell the production location of gluconic acid, to phase out the production of lactitol, and to discontinue the production of lactic acid in the Netherlands and Spain in 2008.

A substantial volume is exported from Europe to the US and Japan in particular. The ensuing currency effects have had a strongly negative impact on PURAC's results in the past years. By concentrating the production of lactic acid in Thailand, the US and Brazil, the impact of currency effects will diminish.

MARKET

The market in which PURAC operates can be divided into three product segments: lactic acid, lactic acid derivatives, and lactides for Poly-Lactic Acid (PLA).
Lactic acid with various purity levels is used by a large number of industries to, amongst others, preserve products, clean, and improve taste. This market is showing limited growth. Since lactic acid has standard specifications and is manufactured in a production environment characterized by high fixed costs, price often is the determining factor for our customers. Therefore, PURAC strives for production at the lowest possible cost price. The new production plant in Thailand will make a significant contribution to this ambition.

The market for derivatives (products derived from lactic acid or gluconic acid) is much more differentiated. PURAC markets hundreds of different customized products. There are only a limited number of providers of high-quality derivatives. For many lactic acid producers it is a challenging segment because of the large R&D efforts needed and demanding customer relations. As the market leader, PURAC benefits from its economies of scale to excel in this field.



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The market for lactic acid as an ingredient for the production of bio-based plastics is still relatively immature and small-scale. PLA is the raw material for plastics producers which, being a lactic acid based product, enables them to produce bio-based plastics from renewable raw materials.
To open up this potentially very large market PURAC developed various PLA technologies in 2007, most of which are patent-protected. They simplify the production of bio-based plastics, at lower cost. There is strong market demand for bio-based plastics as an alternative to traditional plastics due partly to the rise in the price of oil. Those technologies can also be used to improve the quality and temperature resistance of plastics, which can help increase the number of plastics applications significantly.

Food safety, health and the environment are the leading trends for product innovation. In the past few years volume growth was 8%. Increased competition in lactic acid made it difficult to pass on the increased prices of raw materials in the selling prices.

Autonomous growth of existing applications and the introduction of new ones generate volume growth in the market for lactic acid and lactic acid derivatives. PURAC's new R&D approach, which was introduced in 2006, delivered its first results in 2007. These developments are expected to contribute to steady growth in the years ahead. Adoption of customer-driven innovations by those same customers often is time-consuming because, in many cases, this will lead to redefinition of our customers' end products.

STRATEGY

The CSM strategy is implemented at PURAC as follows:

Creating an efficient and effective corporate structure (3-S)

The 3-S Program delivered significant cost savings in 2007. With additional savings of € 8 million in the past year PURAC already realized its 2008 target. Cutbacks in the total workforce, the optimization of plants, the introduction of improved technology, and procurement savings accounted for most of the savings.
In 2007 PURAC also decided to redefine its lactic acid supply chain, which will result in the discontinuation of lactic acid production at the Gorinchem (the Netherlands) and Montmeló (Spain) plants in 2008. This will have a limited positive impact on the result in 2008.

Optimizing the organization to promote autonomous growth

To support our customers more effectively and identify new trends more rapidly, in 2006 the entire sales and product development organization was transformed into three customer segments: Meat, Food & Nutrition, and Chemicals & Pharma. The first results visible in 2007 included various new product launches such as PURACAL ACT (acrylamide reduction in French fries and chips), PURAC FIT (masks after-taste of artificial sweeteners in diet softdrinks), and PURACAL Qsynergy (calcium enrichment of fruit and dairy drinks).
To better develop the market for lactic-acid-based bio-based plastics it was decided in 2007 to readjust the activities of the lactic acid plant in Montmeló (Spain) for the production of lactides and D(-) lactic acid - ingredients for PLA, amongst others.

Investing in and divesting parts of the company to optimize our market position

The major investment in the new lactic acid factory in Thailand (started in 2005 and completed by the end of 2007) provides us with the capacity and scale to strongly improve our market position. PURAC is ready to respond to the anticipated future growth, particularly in Asia and the market for lactic-acid-based bio-based plastics.
The new factory is also expected to reduce the currency exposure to euro / US dollar fluctuations. This will in part be realized as a result of the fact that sugar, PURAC's most important raw material, is quoted in US dollars in Thailand.

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In 2007 it was decided to discontinue the production of gluconic acid and lactitol to fully concentrate on our core markets: lactic acid, lactic acid derivatives, and lactides for bio-based plastics. This decision will be implemented in 2008.
In January 2007 the meat preservation activities of Wilke Resources have been acquired. This has strengthened our position in this important market.

RESULTS 2007

Sales increased autonomously by 8.7% - as a result of volume growth and improvements in the product mix of 7.2%, on the one hand, and an average price rise of 1.5%, on the other. The implemented price increases did not fully offset the rise in the prices of raw materials but, compared with previous years, the substantial price increase represents a turnaround.
Higher volume growth is due, not only, to growth in existing applications but also new product launches. The new market-oriented development organization will further stimulate growth in new applications in the years ahead.

EBITA, excluding restructuring charges and other exceptional items, decreased by € 5.2 million or 18.9%. It was negatively affected by the declining US dollar, in particular, the effect being € 6.8 million. Next to that the costs of energy, sugar and other raw materials increased (€ 9.7 million). The investment in Thailand incurred costs without associated proceeds (€ 4.5 million). These adverse effects were partly offset by higher sales of € 14.7 million and cost savings of € 8.5 million generated by the 3-S Program.

As a result of the sharpened strategy and the successful start-up of the new lactic acid plant in Thailand PURAC took the decision to restructure its production organization. This will lead to drastic changes in the Dutch, Spanish and Brazilian production facilities. As a consequence our production assets have been impaired to the tune of € 72.0 million, € 23.4 million of which in Brazil.

Capital employed including goodwill on balance decreased by € 36.0 million. The main movements were:

- approximately € 2.3 million resulting from higher inventory closing value;
- € 62.5 million resulting from net capital expenditure on fixed assets, € 40.5 million of which relate to the plant in Thailand;
- € 3.9 million (excluding € 0.1 million other costs) resulting from the acquisition of Wilke Resources (US);
- € 95.0 million resulting from depreciation and impairment of fixed assets.

PROSPECTS 2008

We anticipate sales growth of 8-10% in 2008 due to the growth-focused organization, the innovations which have been launched, and the start-up of our pilot factory for lactic-acid-based bio-based plastics. This will have to be dealt with by an organization that at the same time will have an internal focus in connection with the closure and divestment of a large number of facilities. As in the second half of 2007 we will continue to introduce adequate price increases to offset the higher costs of our raw materials. One important factor for PURAC is the development of the exchange rate of the US dollar against the euro and the Brazilian real. The continuing decline of the US dollar against these two currencies leads to a negative currency effect for PURAC. This is due to the fact that a large part of the sales in the US is produced in Europe and Brazil. Local competition makes it difficult to offset this exchange rate difference via the selling prices. In addition the results of our US operations are translated against lower US dollar/euro exchange rates. An average exchange rate of US$ 1.45 to the euro in 2008 causes a negative effect of around € 8 million on PURAC's EBITA compared to 2007. This includes the fact that thanks to the Thailand plant, we will have less dollar exposure. The Thailand facility itself will make a limited contribution to the result in 2008. Only after the production organization has been fully restructured in the second half of 2008, this investment will add positively to the results. We expect growth, the further savings under the 3-S Program and the restructuring of the production organization to improve PURAC's EBITA for 2008 in line with the targets for 2009. It should be noted that PURAC will make its largest leap towards realizing the 2009 financial targets in 2009 as in that year the full benefits can be reaped of the restructured production organization.

Capital expenditure is expected to be in line with depreciation in 2008. Working capital as a percentage of sales will show a limited decline.

Sustainability and Continuity

Sustainability Report

A separate Sustainability Report will be published which can be downloaded from the CSM website (www.csm.nl). For this reason, the Annual Report will only outline the main points.

EMPLOYEES AND ORGANIZATION

Social Policy

Our personnel play a crucial role in the growth and success of the company. CSM feels responsible for its employees and has incorporated this in its core values.

Important principles in CSM's social policy include:

- to recruit, develop and promote employees on the basis of the talents and skills required for the job;
- to provide safe and healthy working conditions;
- to encourage and support individual and team initiatives to further improve the results, reputation and growth potential of CSM;
- to strive for performance excellence and related rewards.

CSM attaches great significance to maintaining close relationships between executives, senior managers, and emerging talent. Much attention is paid to open and honest communication.

In 2007 progress was made in steering CSM as one integrated organization. Human Resources is supporting this process by integrating the HR strategy with the corporate strategy, so that one HR policy can be consistently applied company-wide. The CSM divisions and operating companies are responsible for attuning the HR policy to their own specific market requirements, culture and conditions. To guarantee the implementation of the HR strategy and policy a start has been made on the implementation of the functional HR organization and management of HR within all business units and operating companies.

The global rewards, assessment and development policy for CSM management is maintained at corporate level.

Human Resources Strategy

The HR strategy is geared towards attracting and retaining the in-house talent, now and in the future, which is needed to contribute to growth, innovation, and cost-effectiveness. A start has been made on compiling a worldwide inventory of the key capabilities in the organization and on exploring ways of developing them further. Customer intimacy and key account management are key focus points.

In 2007 the (senior) management was further strengthened by offering developmental opportunities to in-house talent and by the successful recruitment of experienced talent on the labor market. To gain good access to the labor market we are working with a few selected recruitment agencies which are familiar with CSM and its corporate culture and therefore know how to successfully approach the market. To increase the internal "bench strength" we are engaging people with potential to grow within the organization. Activities have also been launched to further develop existing CSM talent. A new talent management system has been introduced parallel to the international management training programs, which have been running successfully for years. The new system will focus on the integration of the management development approach with activities geared to filling vacant management positions, taking account of an optimal balance between internally trained managers and external inflow. This also helps to safeguard continuity and the resources and capabilities needed in the future.

A new staff assessment system has been introduced to stimulate talent and to ensure that the performance of the personnel continues to develop and stays in tune with developments in the organization. The new system provides an integrated approach to assessing, developing and remunerating staff members.

The remuneration policy for (senior) management is in line with the remuneration policy for the Board of Management. The performance criteria are challenging and are linked to both the short- and long-term corporate objectives and associated remuneration instruments.

Consultative Framework

At its regular meeting in June 2007 the European Works Council (EWC) discussed the results for 2006, CSM's strategy, and the developments within CSM and its divisions. Special attention was paid to the new organizational structure of Bakery Supplies Europe.

Number of Employees

The average workforce increased to 8,432 in calendar year 2007, due mainly to acquisitions. The distribution of the employees over the various regions is shown in the table below.

Number of employees	**2007**	**2006**
The Netherlands	785	786
Rest of Europe	3,635	3,729
North America	3,722	3,348
Rest of the world	290	227
Total	**8,432**	**8,090**

THE ENVIRONMENT

Main Developments by Division

CSM Bakery Supplies Europe

An energy monitor has been installed in a number of factories to provide clearer insight into energy consumption. The data from the monitor has enabled us to compile and execute various energy-saving projects. The insulation of pipe systems and equipment was extended and improved, sensors were fitted to lights, and staff were trained to minimize the use of compressed air and hot water. Energy distribution systems were optimized by improvements to the design.

Effective measurement and analysis of losses and waste flows are imperative in reducing production losses. Loss audits have been carried out at all production sites to gain more insight in this domain. Losses are registered per department, production line, and machine. This project is generating savings in raw materials and energy and contributing to a cleaner environment at the same time.

CSM Bakery Supplies North America

In the H.C. Brill factory in Tucker an energy-saving project has been completed which is generating substantial electricity savings of approximately 2,200 MWh a year.
The Industrial Technologies Program of the US Department of Energy presented H.C. Brill with the "2007 Energy Saver Award" in recognition of this project.

PURAC

The completion of the construction and commissioning of the new lactic acid factory in Thailand were priorities for PURAC. One of the by-products from the manufacture of lactic acid is synthetic gypsum. A sustainable application has been found for this product via a long-term supply contract with a Thai business, Thai Gypsum. Gypsum is widely used in Thailand for the construction of housing and other buildings. The use of synthetic gypsum will benefit the sustainable exploitation of the natural gypsum resources in Thailand.

TPM

CSM is implementing Total Productive Maintenance (TPM) in all its plants as a key instrument to improve its competitiveness. Implementing TPM is a continuing and long-term process. TPM coordinators help standardize the implementation process as well as develop a TPM Masterplan. TPM enables the achievement of significant and sustainable results due to a common shared goal and teamwork.

"Autonomous maintenance" has been introduced in almost all our plants. This implies that operator teams perform routine maintenance tasks and participate in improvement efforts to prevent accelerated equipment deterioration and maintain optimum machine conditions. By following standard operating procedures disruptions in production processes are minimized. Equipment losses have been reduced significantly in many plants and operating efficiencies have been improved.

At Bakery Supplies further progress was made in 2007 in implementing TPM after the completion of the many restructuring activities which had taken place in the organization. To realize further efficiencies the largest production facilities will continue to work on the TPM implementation in 2008.

PURAC started with TPM in 2003. By focusing on TPM, PURAC has been able to increase operational equipment effectiveness to eliminate problems that cause reduced rate and downtime in its plants. When losses are systematically measured and people from operations and maintenance are involved, barriers can be removed and reliability increased. Staff is trained in personal and interpersonal effectiveness and problem solving/decision making skills. People are empowered to make a positive impact on the results and the means to achieve those results. As a result of focusing on the pillars of TPM PURAC's plants are safer and delivering better performances in all quality aspects of delivering products to customers.

Research and Development

Innovation is central to CSM. Future sales growth and margin improvement will be driven by further development of the product portfolio and enhanced support to our customers. The additional R&D efforts initiated in 2006 bore fruit in 2007.

R&D ORGANIZATION

Bakery Supplies

2007 saw the completion of the new R&D organization. The European business units and the American operating companies now have product development departments that concentrate on development activities for the short term. For the medium-term and long-term innovation activities six centers have been set up in Europe and the US for bakery products, bakery ingredients, patisserie ingredients, and baking fats and emulsifiers. These centers collaborate with one another to develop and apply the knowledge of CSM worldwide.

In 2007 two new innovation laboratories were built in the US: one in Kansas City (Lenexa) and one in Atlanta (Tucker). In Europe a laboratory improvement program has been started for the sites where the innovation centers are accommodated. A targeted recruitment campaign has significantly enhanced the quality of R&D. A best practice program was also introduced in 2007 which led to an improvement in innovation, culture, processes, and systems.

PURAC

The Market Units that were formed in 2006 were further extended in 2007 with sales, marketing and development activities to further increase the market focus of the PURAC organization. The fundamental research is centrally organized. The knowledge that it generates is used by experts, often in collaboration with our customers, to develop new products and applications geared to the needs of our specific markets in Meat, Food & Nutrition, and Chemicals & Pharma. This integration has increased the effectiveness of the innovation efforts.

R&D AREAS OF ATTENTION

CSM is facing worldwide trends not only in health, quality, convenience, and changing eating patterns but also environmental awareness, sustainability and globalization. The product group strategies are geared to these trends, which are, of course, also closely reflected in the R&D program.

The R&D program of Bakery Supplies has three main themes: nutrition and health, convenience, and indulgence/quality. In 2007 a R&D strategy for Nutrition and Health was devised comprising a "Better for You" and a "Good for You" program. The "Better for You" program aims to systematically remove less healthy components (trans fat acids) from products and to lower the content of certain ingredients (e.g. salt). The "Good for You" program is further improving the health profile of products by, for example, the addition of fiber. We are the first bakery supplies company in the Netherlands and Belgium to win the "Ik kies bewust" seal of approval.

PURAC's Meat Market Unit is responding to the global trends by exploring innovations based on natural preservation systems for food safety and for extending the shelf life of meat products by applying lactic acid and lactic acid derivatives. In Food & Nutrition the focus is on consolidating PURAC's strong position in the growth segment of mineral-enriched (fruit) drinks and on extending the shelf life of food. The innovation efforts in Chemicals & Pharma are concentrating on lactide as a renewable raw material for the production of bio-based plastics, especially bio-based Poly-Lactic Acid (PLA).

PROGRESS 2007

In the past year we invested further in getting the innovation process fully up and running and in establishing a good infrastructure for fundamental research and the development of applications for our customers. The successes in 2007 lie in the extension and improvement of the current product range and in new product applications.

Some important launches took place at the Bakery Supplies divisions in 2007:

- butter-margarine blends in Europe, with superior taste and processing quality;
- bread improvers and mixes for the production of bread with a low salt content, good processing quality, and good flavor properties;
- extension of our label-friendly bread mixes and bread improvers product range in the US and Europe;
- Trigal Dorado in the US: a full range of bakery ingredients and products to experience the authentic taste of Mexican bakery products;
- convenience concepts such as "freezer to oven" products (frozen dough that can be baked immediately in the oven);
- bread improvers for refrigerated bakery products such as sandwiches;
- co-branded products such as Rolo-donuts.

The market demand for products with a good fat (acid) composition grew strongly in 2007. The market introduction of these products in 2006 plus the knowledge of bakery products, margarine, emulsifiers and oils and fats gave CSM a leading position in the market. A very substantial part of the R&D activities and new product launches are trans fatty-acid-free products (in Europe and the US) and hydrogenized fat-free products (in Europe) such as margarines, cookies, pastry products, muffins, cakes and icings & toppings. A special role was played by the launch of "Alphadim 2 HS", a technology that produces trans fatty-acid-free products in combination with a lower content of saturated fats.

This has generated sales from new products which accounts for 9% of total sales of Bakery Supplies. The aim for 2008 is to push this figure up to 15%. Within Bakery Supplies new products are defined as products which have been launched in the past two years.

The following launches took place at PURAC in 2007:

- six new products and applications for meat preservation from the Meat Market Unit – these products meet the "clean label" concept;
- a new product from the Food & Nutrition Market Unit, which strongly reduces the harmful effects of acrylamide in fried and deep-fried products. A great many new products have also been launched for "mineral fortification" and shelf-life extension;
- in the Chemicals & Pharma Market Unit the developments in bio-based plastics have been particularly fast. Products such as D(-) lactic acid and L(+) and D(-) lactides, which were supplied on a smaller scale in 2007, offer us key openings to excel in the fast-growing market for bio-based plastics.

New products accounted for 6% of sales in 2007. We expect this figure to rise to more than 10% in 2008. Within PURAC new products are defined as products which have been launched in the past three years.

PROSPECTS 2008

In 2007 we saw that the extra attention to and investment in R&D was already beginning to bear fruit. We expect further growth in sales from new products at Bakery Supplies and PURAC. This growth will be supported by the pooling of knowledge and expertise and the exchange of trends in the various markets where we operate.

The result of the product launches will become visible in 2008 and, given the delay factor in adoption by the market, will be reflected in the sales figures for 2009.

Management aspects

CORPORATE GOVERNANCE

General

CSM endorses the importance of good corporate governance and the principle of the Dutch corporate governance code (Tabaksblat Code), that a company is a long-term partnership between various parties related to the company. Corporate management bears overall responsibility for balancing the interests of these parties mostly with the aim of maintaining continuity of the company. At the same time, CSM aims to create value for its shareholders in the longer term. CSM is committed to embedding the Tabaksblat Code firmly in the company, thereby according a central place to the core concepts of good business practices, integrity, openness, and transparent and well-supervised management.

Main Lines of Corporate Governance

In accordance with the Tabaksblat Code, CSM devotes a section of its annual report to describing the main lines of the corporate governance structure at the company and to its adherence to the corporate governance code, whereby any departures from the best practices are explained. Important changes in the corporate governance structure at CSM are presented to the General Shareholders' Meeting for discussion. The corporate governance policy at CSM, including the accompanying regulations and reports, may be consulted on the CSM website.

Important Change in 2007

In December 2006 we announced our intention to propose that the General Shareholders' Meeting of April 2007 terminate the depositary receipts of shares regime. A proposal to amend the articles of association accordingly was approved by the General Shareholders' Meeting. The amendment encompassed the termination of the depositary receipts of shares regime, the conversion of depositary receipts of shares to ordinary shares, the conversion of the listing of depositary receipts of shares to a listing of ordinary shares, and discontinuation of the 1% rule.

CSM had decided to present this proposal to terminate the depositary receipts of shares regime, partly as a result of higher shareholder attendance rates at the meetings and the increased involvement of a broad group of shareholders in the company. This rendered obsolete the important role played by the Administratiekantoor in continuity in the voting patterns. We have discussed the issue and the proposal in detail with the Administratiekantoor. At these meetings the Administratiekantoor stressed the need to protect the interests of minority shareholders. We shared this vision and, in anticipation of the official legislation (which went into force in October 2007), proposed that the General Shareholders' Meeting amend the articles of association to the effect that any shareholder or group of shareholders who has acquired 30% or more of the capital must make an offer for the entire capital.

The non-listed depositary receipts of financing preference shares have been converted to financing preference shares.

Departures from the Dutch Corporate Governance Code

CSM departs from the provisions of the Tabaksblat Code with regard to (a) the severance arrangements in the event of non-voluntary resignation by members of the board of management and (b) the possibility of financing the income tax due on vested shares under the share plan with the sale of part of the vested shares.

There are two more situations in which CSM departs from the Code. The members of the Supervisory Board and the Board of Management are appointed by the General Shareholders' Meeting on the basis of a nomination by the Supervisory Board. The CSM Articles of Association state that the General Shareholders' Meeting can overrule any such nomination by an absolute majority of the votes cast, provided the said majority represents at least 1/3 of the issued capital. In contrast with the Tabaksblat Code, no second meeting will be convened if there is no quorum, as a second meeting is not required by law.
The General Shareholders' Meeting may decide to suspend or dismiss a member of the Board of Management or the Supervisory Board by an absolute majority of the votes cast, provided the said majority represents at least 1/3 of the issued capital. This quorum requirement ceases to apply if the proposal for suspension or dismissal is submitted by the Supervisory Board. In contrast with the Tabaksblat Code, no second meeting will be convened if there is no quorum, as a second meeting is not required by law.

Structure

CSM nv is an international holding company as understood by Section 153, subsection 3 paragraph b, of Book 2 of the Dutch Civil Code. The "large company" regime therefore does not apply at the level of CSM nv.
Corporate Governance relates to the management and supervision of the company, accountability, and the influence of stakeholders on decision-making.
The Board of Management is responsible for developing the objectives and the strategy and for implementing the strategic and operational policy of the company. The independent Supervisory Board oversees and advises the Board of Management. The Board of Management fulfils its duties by promoting the interests of CSM and its businesses. The interests of CSM and its businesses are understood as the interests of all stakeholders, including customers, shareholders, employees, suppliers, and financial backers. At the same time, CSM is deeply committed to protecting the interests of the community. CSM works on the principle that corporate management should consistently determine and implement the corporate policy from a long-term vision of continuity. CSM endorses the importance of clear accountability for its policy and the results thereof.

The ordinary shares are listed on Euronext Amsterdam. The financing preference shares are not listed. As a consequence of the termination of the depositary receipts of shares regime no restrictions exist on the transfer of shares. If a shareholder or group of shareholders acquires 30% or more of the share capital, the said shareholder or group of shareholders is obliged by law to make an offer for the entire outstanding capital.

Shareholders have voting rights in proportion to the number of shares held.

The annual General Shareholders' Meeting will be held within six months of the close of the financial year. At this meeting, amongst other things, the Annual Report and Financial Statements drawn up by the Board of Management will be presented for adoption.
If requests are received from shareholders who individually or collectively represent one percent (1%) of the issued capital or at least € 50 million of the market capitalization, to place items on the General Shareholders' Meeting agenda, these will be honored provided they are submitted to CSM at least 45 days prior to the date of the meeting, unless such items are deemed incompatible with important company interests.

Extraordinary General Shareholders' Meetings will be held as often as the Board of Management and Supervisory Board so desire. An extraordinary General Shareholders' Meeting must also be held if one or more shareholders who collectively represent at least 1/10 of the issued capital submit a written request to this effect to the Board of Management or the Supervisory Board enclosing a detailed list of the agenda items.

If neither the Board of Management nor the Supervisory Board – which have equal powers in this matter – respond so that this extraordinary General Shareholders' Meeting can be convened within six weeks of the request, the applicants are at liberty to convene the meeting themselves and appoint a Chairman.

With the exception of cases in which a larger majority is required by law or the Articles of Association, decisions at the General Shareholders' Meeting will be taken by an absolute majority of the votes cast.

Decisions to amend the Articles of Association and/or dissolve the company may only be taken at a General Shareholders' Meeting in which at least 2/3 of the issued capital is represented and by majority of at least 3/4 of the votes cast, unless the proposal has been submitted by all sitting members of the Board of Management with the collective approval of all sitting members of the Supervisory Board, in which case the decision may be taken by an absolute majority of votes, regardless of the represented capital.

RISK MANAGEMENT

CSM's Risk Profile

CSM's operations are characterized by a relatively low market-related risk profile. The demand for bakery products, a primary necessity of life for many consumers, will not strongly fluctuate due to cyclical movements. Large sudden changes in food patterns are not expected. Therefore, large unexpected fluctuations are unlikely to occur in the results.

The main external risk factors which could have a negative effect on the results include:

Financial Risks

- a decline of the US dollar and Japanese yen against the euro;
- a decline of the US dollar against the Brazilian real;
- interest rate risk.

Operational Risks

- a strong rise in the price of oil, pushing up the costs of energy and packaging materials;
- a rise in the price of sugar on the world market. Based on the current use of sugar any such rise would considerably increase the production costs for PURAC and both Bakery Supplies divisions;
- a rise in the prices of other "soft" commodities (vegetable oils and fats, flour, eggs, hazelnuts, almonds and also other harvested raw materials such as cocoa, cherries and other fruit) could have a temporary negative effect on the results of the Bakery Supplies divisions in particular;
- changing food patterns – normally a very gradual process;
- changing legislation and guidelines regarding the non-use of certain raw materials because of health aspects.

Strategic Risks

The most important risks arising from the current restructuring and repositioning process at CSM include:

- personnel with the right knowledge, skills and mindset to help us implement the major changes at CSM. Recognizing this risk, we decided to strengthen our workforce by recruiting new colleagues with supplemental skills. Our evaluation system has been adapted to obtain more insight into required and available competences in our organization;
- because of the internally focused reorganizations there is a risk of less attention to the market. That is the reason why we invested much effort in market research in 2007 and in answering the question how to optimally position CSM strategically in order to realize our growth targets;
- continuous improvement of the product portfolio is essential in the highly competitive markets in which we operate in order to maintain sales and profitability levels. The risk of insufficient innovation has been systematically addressed in the past two years by introducing central R&D coordination and launching an investment plan for six innovation centers for our Bakery Supplies divisions. At PURAC we positioned

the R&D activities more closely to the market units to improve effectiveness. In 2007 we also started to convert our Spanish lactic acid factory to a pilot factory for raw materials for lactic-acid-based bio-based plastics;

- timely addressing changing food patterns and trends.

The commodity-related risks would only make a material impact on the results (approximately up to € 20 million) in the event of wide fluctuations in the price. Such price rises can generally be passed on to customers 6-12 months later provided our main competitors would apply the same pricing policy. In addition, it is CSM policy to as far as possible directly hedge purchase obligations arising from supply contracts.

CSM uses various financial instruments to secure an optimum financing structure. For a detailed description hereof and information about financial risk management, we refer to the financial statements.

Internal Risk Management and Control Systems

The Board of Management is responsible for the setup and operating effectiveness of the company's internal risk management and control systems. The aim of these systems is to manage as efficiently as possible the relevant risks to which the company is exposed, in the context of the strategy, financial activities and financial reporting, including compliance risks. However, such systems cannot offer absolute security against the non-realization of corporate objectives, nor can it entirely preclude inaccuracies of material importance, loss, fraud, or violations of legislation and regulations, or prevent errors of judgment, human failure, mistakes and shortcomings, conspiracy by officials and other unforeseen circumstances. We also believe that cost/benefit considerations play a role and will continue to do so in the extent and level of detail in the internal risk management and control systems and the acceptance of risks.

CSM's Framework Internal Control Structure consists of a coherent set of tools based on the five components of the internal control system according to the COSO Report. The key elements of CSM's Internal Control Structure are summarized below.

Financial Reporting Risks

The main elements from the tool set to control financial reporting risks including compliance risks are:

- annual consultations between the Board of Management, divisional management and management of the operating companies to evaluate and determine the long-term plan and budget for the operating companies;
- periodic and quarterly reports compiled in accordance with CSM's accounting principles and reporting guidelines;
- periodic consultations between divisional management and management of the operating companies to evaluate the financial developments against the budget and other important operational issues;
- periodic consultations between Board of Management and divisional management to evaluate the financial developments against the budget and other important operational issues;
- quarterly financial projections of the result for the current financial year;
- signing of the Letter of Representation accompanying all the quarterly reports by the financially and overall responsible persons at the operating companies;
- discussing Internal Auditor reports on the quality of the internal control system, including recommendations for improvements. Details are discussed with the management of the operating companies, main lines with divisional management and the Board of Management;
- discussing management letters and other reports of the external auditor;
- CSM's Finance Manual;
- periodic consultations with the Audit Committee of the Supervisory Board to discuss the above aspects.

Strategic, Operational and Compliance Risks

The main elements from the tool set to control strategic, operational and compliance risks are:

- annual – or, if needed, more frequent – consultations between divisional management and the Board of Management to evaluate the strategy;
- annual consultations between the Board of Management, divisional management and management of the operating companies to evaluate and determine the strategy;
- periodic consultations between divisional management and the management of the operating companies to assess the extent to which the strategic and operational targets are realized;
- periodic consultations between the Board of Management and divisional management to assess the extent to which the strategic and operational targets are realized;
- discussing internal auditor reports on the quality of the internal control system, including recommendations for improvements. Details are discussed with the management of the operating companies, main lines with divisional management and the Board of Management;
- periodic consultations with the Supervisory Board;
- CSM's core values and Code of Conduct;
- relaunch of CSM's whistle blowers' policy in 2007.

In the course of 2007 various initiatives were launched to improve the existing internal risk management and control systems. These initiatives will be continued in the current financial year.
The most important are:

- the organization of risk management workshops with the divisions and more or less all operating companies, where risks are ranked on the basis of their impact on our result, the probability of occurrence, and the preventive measures that have already been taken. The workshop results are used to adjust the CSM risk profile and to undertake any necessary risk-management steps;
- the development and implementation of the CSM "Generic Control Framework" to reinforce the "Internal Control Structure." The main operating companies were asked to itemize and describe the financial reporting risks and control activities of the key processes. Because changes had been made to the corporate structure, this applied to only two processes – sales and procurement – in the European Bakery Division. The descriptions were evaluated by the internal auditor and the parts relating to the financial statements were also evaluated by the external auditor.

2007 was the first year in which our internal auditing department could concentrate on operational audits and leave the auditing of the financial statements entirely to our external accountant.

The quality of internal control is evaluated on the basis of the results and reports from audits by the internal and external auditor, and the monthly reports by the operating companies and divisions on the financial, operational and business developments. The findings are reported to the Audit Committee. The main findings in 2007, relevant to the financial reporting risks, related to a number of control measures in respect of master data maintenance, the inventory counts procedure, security of operational assets and continuity of IT systems, which require further improvement.

Conclusion

Considering the above as regards financial reporting risks we declare that:

- the internal risk management and control systems offer a reasonable level of security against inaccuracies of material importance in the financial reporting;
- the internal risk management and control systems operated adequately in the report year;
- we have found no indication that the systems would not be adequate in 2008.

All in all, the Board of Management is of the opinion that it has hereby fulfilled the best practice provision II.1.4. of the Tabaksblat Code with due observance of the recommendations of the Corporate Governance Code Monitoring Committee.

Diemen, the Netherlands, 26 February 2008

Board of Management, CSM nv

By linking our research to innovative food preparation concepts...




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General Information

FINANCIAL STATEMENTS, 1 JANUARY 2007 - 31 DECEMBER 2007

The financial statements prepared by the Board of Management for financial year 2007 have been audited and certified by Deloitte Accountants B.V. The auditors discussed their findings on the financial statements with the Supervisory Board. The Supervisory Board has accepted the financial statements and recommends that they be adopted by the General Shareholders' Meeting.

MEETINGS OF THE SUPERVISORY BOARD

During the report year the Supervisory Board met six times in the presence of the Board of Management. The discussions at these ordinary meetings covered frequently recurrent topics, such as the strategy, the CSM portfolio, developments in the results, business developments in the divisions and the operating companies, the trends in the markets where CSM operates, key investments, the group risks, the internal risk management and control systems, the findings of the Board of Management evaluation of the set-up and operation of these systems, corporate governance, the organizational structure, management development, the acquisition and divestment policy, the financial statements, and the annual report. In the past year, attention was paid specifically to the sale of CSM Sugar, the IT strategy, the innovation organization, the financing structure, and the termination of the depositary receipts of shares regime.

The Supervisory Board also held several telephone meetings. Prior to the ordinary meetings with the Board of Management the Supervisory Board meets in the absence of the Board of Management to discuss, amongst others, developments in the results, and the profile, composition and performance of the Board of Management. The Supervisory Board also evaluates its own performance and that of its members. Focus points include expertise, independence, integrity, critical ability, and a balanced composition of the Supervisory Board.

COMPOSITION OF THE SUPERVISORY BOARD

Messrs P. Bouw and W. Spinner, who both resigned by rotation, were reappointed as supervisory directors by the General Shareholders' Meeting of 25 April 2007. The Meeting was informed that, after his reappointment as supervisory director, Mr Bouw would be elected Chairman by the Supervisory Board.

Messrs M.P.M. de Raad and R. Pieterse will resign by rotation after the upcoming General Shareholders' Meeting. They will be nominated for reappointment. In the judgement of the Supervisory Board all its members are independent as understood by the corporate governance code.

COMPOSITION OF THE BOARD OF MANAGEMENT

As at 1 May 2007 Mr G.J. van Nieuwenhuyzen, member of the Board of Management and divisional director of PURAC, resigned as member of the Board of Management. We are grateful to Mr Van Nieuwenhuyzen for his contribution to the development of CSM and, more specifically, that of PURAC. At the same time, the number of members of the Board of Management has been reduced from 4 to 3.

Committees of the Supervisory Board

AUDIT COMMITTEE

The members of the Audit Committee are Mr R. Pieterse (Chairman), Ms L.A.A. van den Berghe and Mr W. Spinner.

In 2007 the Audit Committee met five times in the presence of the CFO, the internal and external auditors, and the accounting, reporting & control manager. The agenda at these meetings covered, amongst others, the annual and half-year figures, the operation of the internal risk management and control systems, IFRS, working capital control, impairments, tax matters, treasury, and the role of the internal and external auditors.

NOMINATION COMMITTEE

The Nomination Committee, consisting of Messrs P. Bouw (Chairman), M.P.M. de Raad and W. Spinner, met several times in 2007. The agenda at these meetings covered the composition of the Supervisory Board and the Board of Management, and relevant succession issues.

REMUNERATION COMMITTEE

The Remuneration Committee, consisting of Messrs M.P.M. de Raad (Chairman), P. Bouw and W. Spinner, met three times in 2007. It discussed the allocated remuneration (fixed and variable) for members of the Board of Management, the level of achievement of the 2006 targets for the members of the Board of Management, the progress of the 2007 targets, and the target setting for 2008.

Remuneration Report

The remuneration report covers both the determined remuneration policy for the Board of Management and details of actual remuneration in 2007.

REMUNERATION POLICY FOR THE BOARD OF MANAGEMENT

The aim of the remuneration policy for the Board of Management is to create employment conditions which attract and retain qualified executives and motivate them to perform such that CSM's strategic, operational and financial targets will be achieved.

CSM applies the following principles:

- the total remuneration for the Board of Management is at a level comparable with that of board members of companies in the Netherlands which are of a similar size and complexity as CSM. What this in effect means for CSM is remuneration at the median level of a group of comparable executives based on the market data of Hay on the remuneration of executives of companies in the Netherlands (Hay database and Hay Boardroom Guide);
- the remuneration is structured in such a way that there is a balance between the short-term and long-term goals of CSM. The policy for income is: half fixed and half variable; and for the variable part: half short-term and half long-term;
- the remuneration policy for the Board of Management and that for other senior management are in alignment;
- the guidelines for corporate governance and other best practices that apply to CSM are respected.

On the basis of these principles the remuneration for the Board of Management is built from the following components:

Base Salary

In 2005 the fixed base salary was set at the median level of similar management positions. In accordance with the CSM remuneration policy this salary will be reviewed in the course of 2008 with a view to determining the salary in 2009. In the years between the review moments the base salary is adjusted every year on 1 May on the basis of the consumer price index for family expenditure as published by CBS in the Netherlands. The adjustment was 1.8% as at 1 May 2007.

Short-Term Bonus

Members of the Board of Management are entitled to a short-term "at target" bonus of 50% of their fixed base salary if they realize their short-term targets. Eighty percent (80%) of the bonus depends on financial targets (ROS, cash flow from business operations and earnings per share). The extent to which these targets are realized is determined by the Remuneration Committee of the Supervisory Board on the basis of the results in the audited financial statements. The other part of the bonus (20%) depends on personal targets, which are related to the specific responsibilities of and goals for the individual members of the Board of Management. These personal targets are defined and evaluated by the Remuneration Committee.
In case a target is exceeded by 15% or more, they are entitled to a higher bonus than the "at target" bonus for that target. If all targets are exceeded by 15% or more, they are entitled to a maximum bonus of 75% of their base salary. In case a target is realized for less than 85% than no bonus will be awarded for that target. In case all targets have been realized for less than 85% no bonus will be awarded.

The financial and personal targets for 2007 have been realized for the greater part. As a result of the fact that a limited number of targets have been realized below the "at target" level the total bonus is lower than the "at target" level.

Long-Term Bonus

Each year members of the Board of Management are entitled to a conditional grant of CSM shares worth 40% of their fixed base salary. The performance criterion for this long-term bonus to vest is Total Shareholder Return (TSR). Three years after the conditional allocation of the shares the TSR of CSM is compared with a peer group of ten more or less comparable companies. Vesting depends on the outcome of this comparison. If CSM delivers an outstanding performance (first or second in the peer group) the maximum bonus is 60%; if the performance is disappointing (ninth, tenth or eleventh in the peer group) the shares do not vest. In the event of an "on target" performance (fifth or sixth in the peer group) an "on target" bonus of 40% is awarded.

The Remuneration Committee evaluates the performance of CSM in relation to the peer group, using data supplied by a leading bank in the Netherlands.

Additionally, upon vesting the members of the Board of Management receive a gross amount which is equal to the gross dividend which would have been paid on the shares in the period of conditional allocation.

Upon vesting the members of the Board of Management may sell as many shares as are necessary to pay the wage tax obligations. The vested shares are blocked for two years.

The peer group consists of ABF, ADM, Danisco, Ebro Puleva, General Mills, IAWS Group, Kerry Group, Südzucker, Tate & Lyle, and Wessanen. The Supervisory Board determines the composition of the peer group for periods of five years at a time.

The at target and maximum number of conditionally awarded shares for each member of the Board of Management and the movements in the number of conditionally granted shares for members of the Board of Management are specified on page 105 of the financial statements.

Commitment Award

Every year the members of the Board of Management receive a package of CSM shares worth 10% of their fixed base salary. They may sell as many shares as are necessary to pay the wage tax obligations. The acquired shares are blocked until the end of employment at CSM.

The number of blocked shares in Commitment Award are specified on page 105 of the financial statements.

Pension

The pension plan for the members of the Board of Management is a defined contribution plan in which the premiums are paid by CSM. The plan is within the fiscal boundaries (Table 2, Witteveen franchise) with 65 as the retirement age. Early retirement is possible only by an actuarial conversion of the pension rights. A dependant's pension is included in the plan. The members of the Board of Management are also insured for a disability pension.

Employment Contract

Messrs G.J. Hoetmer and N.J.M. Kramer have a indefinite contract which expires when the individual concerned reaches retirement age or if terminated earlier by either party. Mr R.P. Plantenberg has a temporary contract that expires in September 2011 or if terminated earlier by either party. The term of notice for all members of the Board of Management is three months. CSM, as the employer, is required to give six months' notice.

Members of the Board of Management are appointed for a period of four years and can be reappointed with the approval of the General Shareholders' Meeting.

The members of the Board of Management may accept a paid or unpaid position on an external supervisory board or another additional (advisory) position provided they obtain the approval of the Supervisory Board of CSM. No more than two of those positions will be approved by the Supervisory Board for each member of the Board of Management.

A severance pay arrangement has been contractually agreed with the members of the Board of Management. This severance pay deviates from provision II.2.7 of the Dutch corporate governance code because upon appointment of Mr G.J. Hoetmer there was a need to offer him a competitive package of employment conditions. The same severance pay arrangement was offered to the members of the Board of Management appointed shortly after Mr Hoetmer.
The agreed severance pay can mount to a maximum of 1.5 times the sum of the annual fixed salary and the most recently determined short-term incentive. Furthermore, the base pension plan and the Commitment Award will be continued for two years as of the end of the month of non-voluntary resignation.

Loans

CSM does not grant loans to members of the Board of Management. Hence, there are no outstanding loans.

Share Options

Since 2004 CSM has not granted share options to members of the Board of Management.
In 2007 Mr R.P. Plantenberg exercised options which had been granted to him in 2003 when he was not a member of the Board of Management. Mr Plantenberg exercised 12,100 options at a share price of € 24.14. The share price at grant was € 19.97. The gross profit benefit of the excercize was gross € 50,434.
As at 31 December 2007, none of the members of the Board of Management were in possession of share options.

REMUNERATION FOR THE BOARD OF MANAGEMENT

Total remuneration for the CSM Board of Management amounted to € 2.1 million in 2007 (2006: € 3.4 million). The decrease is attributable mainly to a reduction in the number of board members as at 1 May 2007 and the lower bonus amounts.
Breakdown of the remuneration for the Board of Management is specified on page 106 of the financial statements.

REMUNERATION FOR THE SUPERVISORY BOARD

The annual remuneration for members of the Supervisory Board amounts to € 40,840. The Chairman and the Vice-Chairman receive an additional annual allowance of € 19,160 and € 9,160 respectively. Members of the Audit Committee receive an annual allowance of € 4,500 each and its Chairman another € 1,500. Members of the Remuneration Committee and the Nomination Committee receive an annual allowance of € 2,250 each and the Chairmen thereof another € 1,000. Members of the Supervisory Board also receive an expense allowance.

Total remuneration for members and former members of the Supervisory Board in 2007 was € 0.3 million (2006: € 0.3 million). This is further specified on page 106 of the financial statements.

No loans or advance payments or any guarantees to that effect have been issued to the members of the Supervisory Board. None of the members of the Supervisory Board has shares in the company or any option rights relating thereto (as at 26 February 2008).

We are very grateful to the Board of Management and all CSM staff for their commitment and efforts in the past year. A year which saw the completion of the sale of CSM Sugar, a milestone in the history of CSM.

Diemen, the Netherlands, 26 February 2008

On behalf of the Supervisory Board

P. Bouw, *Chairman*

Financial Statements

2007

Accounting Principles

General

CSM nv is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients. CSM operates mainly in Europe and North America, but also has offices in Asia and South America.

CSM is based in Amsterdam and listed on Euronext Amsterdam.

The consolidated financial statements drawn up by the Board of Management have been discussed by the Supervisory Board on 26 February 2008. They will be presented to the General Shareholders' Meeting for adoption on 23 April 2008.

Acquisitions and Divestments

The main acquisitions and divestments that influenced the 2007 consolidation were:

- 22 January 2007 – the acquisition of the meat preservation operations of Wilke Resources (Kansas, US) for € 4.0 million (annual sales: US$ 18 million)
- 24 January 2007 – the sale of the Le Mans-based production activities of Délices de la Tour for € 16.9 million (annual sales: € 25 million)
- 30 January 2007 – the acquisition of ADM's (Archer Daniels Midland) bread improvement, bakery mixes and monoglycerides operations for € 40.3 million (annual sales: US$ 50 million)
- 24 April 2007 – the sale of CSM Sugar for € 228.1 million (annual sales: € 268 million)
- 11 June 2007 – the acquisition of Titterington's (Woburn, Massachusetts), supplier of thaw-and-serve products such as scones, muffins and cakes for € 17.2 million (annual sales: US$ 30 million)
- 29 June 2007 – the sale of PURAC America's gluconic acid activities for € 2.4 million (annual sales: US$ 6 million)
- 30 June 2007 – the sale of the frozen bread operations of Délices de la Tour in Maubeuge for € 7.7 million (excluding inventories) (annual sales: € 15 million)
- 7 August 2007 – the acquisition of Kate's Cakes (UK), supplier of premium cakes, muffins, cookies and desserts, for € 52.3 million (annual sales: GBP 23 million)
- 18 December 2007 – the sale of QA Products, a producer of decorative toppings for the bakery and food sector in North America, for € 18.6 million (annual sales US$ 35 million)

Accounting Principles

General

The consolidated financial statements of CSM nv have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union. With the exception of financial instruments, the financial statements in general are prepared on the basis of the historical cost principle.

In 2007, CSM applied all the new and reviewed standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), if and insofar as these applied to CSM and were effective as at 1 January 2007 – specifically the new standard IFRS 7 ("Financial instruments disclosures") and the additions to IAS 1 ("Presentation of financial statements").

None of the IFRS and IFRIC interpretations not yet effective in 2007 were applied by CSM. CSM anticipates that the application of these standards and interpretations in future periods will have no material impact on the CSM financial statements.

Consolidation

The consolidation includes the financial data of CSM nv and its group companies ("CSM"). All inter-company receivables, debts and transactions have been eliminated. Group companies are companies in which CSM nv exercises control. The PGLA-1 joint venture is consolidated proportionally. The results of acquisitions and divestments are recognized from the moment that control is obtained or transferred.

Foreign Currency

The consolidated financial statements are in euros. The euro is CSM nv's reporting and presentation currency. The reporting currency is the currency of the primary environment where the group company operates and may therefore differ from one company to another. Transactions in other than the reporting currency are translated at the exchange rates that apply on the transaction date. Any monetary assets and liabilities resulting from such transactions are translated at the exchange rates on the balance sheet date. Any exchange rate differences are recognized in the profit and loss account.

The assets and liabilities of consolidated foreign group companies and the long-term foreign-currency loans which have been taken out to finance these subsidiaries are converted into euros on the balance sheet date, taking taxes into account. The subsequent currency translation differences are incorporated in the translation reserve in equity. The results of the foreign group companies are translated into euros on the basis of average exchange rates. The difference between net profit on the basis of average exchange rates and net profit on the basis of the exchange rates as at the balance sheet date is incorporated in the translation reserve in equity. If a foreign operation is divested or scaled down the associated cumulative currency translation differences are recognized as result in the profit and loss account.

Exchange rates of the main currencies:

	Average exchange rate 2007	Average exchange rate 2006	Exchange rate 31 December 2007	Exchange rate 31 December 2006
US$	1.37	1.26	1.47	1.32
GBP	0.68	0.68	0.73	0.67
Japanese yen	0.16	0.15	0.17	0.16
Brazilian real	2.7	2.7	2.6	2.8

Property, Plant & Equipment

Land, buildings, machines, installations and other operating assets are valued at the acquisition price or the cost of production, subject to straight line depreciation calculated over the estimated economic life and the estimated residual value. The cost of production includes the cost of materials and direct labor and an attributable part of the indirect costs. Land is not depreciated. Grants are deducted from the acquisition price or the production costs of the assets to which the grant relates. Property, plant and equipment are tested annually for impairment if there are indications for this. Impairment is the amount by which the book value of the property, plant and equipment exceeds the recoverable amount. The recoverable amount of an asset is the higher of (a) value in use and (b) fair value less selling expenses.

Intangible Fixed Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets and liabilities purchased at the date of acquisition. Goodwill is valued at cost. Goodwill is tested for impairment annually – or more often if there were indications for impairment. Impairment is the amount by which the book value of the goodwill of a cash-flow-generating unit exceeds the recoverable amount, being the higher of (a) value in use and (b) fair value less selling expenses. The value in use is the present value of the cash flows which the unit is expected to generate. If impairment is anticipated, the depreciation is charged to the profit and loss account.

When an entity or activity is sold or closed down the goodwill allocated to the entity is included in the calculations for the result of the sale.

Research & Development Costs

Research costs are not capitalized, but charged to the profit and loss account annually. Development costs are capitalized if the appropriate criteria are met. Development costs are valued at cost and amortized using a straight line method over the estimated economic life. Amortization charges arising from development costs are recognized in research and development costs. The value of the development costs is tested for impairment annually.

Customer Base

The customer base comprises the part of the paid acquisition sum which, upon acquisition, is allocated to the value of the acquired customer base. It is valued at fair value as at the acquisition date and amortized using a straight line method over the estimated economic life.

Brands and Licenses

Brands and licenses comprise the part of the paid acquisition sum which, upon acquisition, is allocated to the value of the acquired trademarks and product licenses. Brands and licenses are valued against the fair value per acquisition date and are subject to straight line amortization calculated over the estimated economic life.

Other Intangible Fixed Assets

Other intangible fixed assets consist primarily of capitalized third-party software and licenses.
Other intangible fixed assets are valued at historical cost and amortized on a straight line basis over the estimated economic life. Software and license amortization charges are recognized in general and administrative expenses. Emission rights are not recognized in the balance sheet as cost is zero.

Financial Fixed Assets

Financial fixed assets are loans and receivables with fixed or determinable payments (generally, with a duration of more than one year) and are valued at amortized cost less provisions where necessary.

Deferred Taxes

Deferred taxes concern liabilities and assets arising from temporary differences between the tax bases and their carrying amounts in the consolidated financial statements of (in-)tangible fixed assets, inventories, and provisions. Deferred taxes are determined using tax rates that have been enacted by the balance sheet date and are expected to apply when the related deferred income tax is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that is probable that future taxable profit will be available against which the temporary difference can be utilized.
Tax assets and liabilities are netted when there is a legal right and the intention to offset. Deferred tax assets and liabilities with the same term and relating to the same fiscal unities are offset against each other.

Inventories

Inventories of raw materials, consumables, technical materials and packaging are stated at the lower of cost (first in, first out) and net realizable value. Inventories of work in progress and finished products are stated at the lower of production cost and net realizable value. Total cost of production includes payroll costs and materials and an allocated part of the indirect production costs. A valuation adjustment is deducted for non-marketable stock.

Receivables

Receivables are valued on the basis of the amortized cost using the effective interest rate method less provisions deemed necessary for non-collectibility.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank, cash in hand and current deposits with original maturities of 3 months. Bank overdrafts are presented as current interest-bearing liabilities.

Equity

Ordinary shares are classified as equity. In 2006 cumulative financing preference shares were classified as non-current debt. In 2007 they have been included as equity. The dividend on the cumulative financing preference shares up to May 7, 2007 is recognized as a financial charge in the profit and loss account.

CSM runs a share plan and a share option plan for the Board of Management and the Senior Management respectively. The fair value of the right to shares or share options on the date of allocation is recognized in the profit and loss account as payroll costs over the vesting period of the share options. Since 2005 share options have no longer been awarded. The last outstanding option series expired in early February 2008.

Provisions

Pensions

CSM runs pension plans in various countries for most of its employees. These schemes reflect the legal requirements, the customs and the situation in the country concerned. They are administered partly by the company and partly by external parties, such as industrial pension funds and insurance companies.

The pension commitments arising from defined benefit plans are calculated using the projected unit credit method. Actuarial gains and losses are recognized using the "corridor" method, whereby the actuarial results are only recognized in the profit and loss account for the financial year if the total of the unrecognized actuarial results as at the start of the financial year exceeds the bandwidth of 10% of the greater of the pension plan commitment and the fair value of the plan assets (the "corridor"). The excess is spread to income over the employee's expected average remaining working life, starting in the financial year following the balance sheet date of exceeding the bandwidth. Movements in commitments due to changes to defined benefit plans, as far as past service costs are concerned, are amortized on a straight-line basis over the vesting period. If and insofar as commitments have vested upon the introduction of or after a possible change to the defined benefit plan the relevant movements are charged immediately to the result. The result arising from the curtailment or termination of a defined benefit pension plan is recognized as soon as the curtailment or termination occurs. It consists of the movement in the present value of the defined benefit obligation and the fair value of the plan assets and any unrecognized actuarial results and past service costs. Curtailments may arise if there is a material decline in the number of employees in the pension plan or if the content of the plan changes in such a way that the claims will be substantially lower in the future years of service. The pension premiums for the defined contribution pension plans are charged to income when incurred.

Other Long-Term Employee Benefit Commitments

The other long-term employee benefit commitments relate mainly to anniversaries, years of service, termination packages, and medical costs. The commitments arising from these benefits are accounted for similarly as the defined benefit pension plans.

Other Provisions

The other provisions, relate mostly to reorganization, restructuring and other which represent a legal or constructive obligation as a result of a past event, the amount of which is uncertain but which can be estimated reliably and of which it is more likely than not that an outflow of resources is required to settle the obligation. The provisions are measured at the present value of the expected cost to settle the obligation.

Liabilities

Interest-bearing liabilities are recognized initially at fair value and subsequently at amortized cost using the effective interest method. Upon sale or settlement of interest-bearing liabilities any profits or losses are directly recognized in the profit and loss account.

Leases

Lease agreements in which the lessor transfers substantially all the risks and rewards of the ownership of an asset to the lessee are classified as financial leases. All assets and liabilities of a financial lease are capitalized at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease agreements that do not meet the conditions for a financial lease are classified as operational leases. Payments made are charged to income on a straight-line basis over the period of the lease.

Net Sales

Net sales comprises the proceeds of goods delivered to third parties less discounts and value-added tax. Turnover from the sale of goods is recognized when CSM has transferred the actual risks and rewards of ownership of the goods to the buyer, when the amount of the proceeds can be reliably measured, and when it is probable that the economic benefits of the sale will accrue to CSM.

Costs of Raw Materials and Consumables

Costs of raw materials and consumables relate to the cost of consumption of raw materials, consumables, and packaging materials.

Production Costs

Production costs are the costs relating to production operations.

Warehousing and Distribution Costs

Warehousing and distribution costs relate to the costs of warehousing and transport, including transport insurance.

Selling Expenses

Selling expenses relate to the costs of marketing and sales.

General and Administrative Expenses

General and administrative expenses relate to the costs of administration, management, and IT.

Taxes

Tax on the result from continuing operations is calculated on the basis of the result from continuing operations before taxes, taking account of untaxed profit elements, non- and part-deductible costs, and fiscal facilities. The prevailing nominal tax rates are applied. Account is taken of non-recoverable withholding taxes on foreign dividends.

Assets Held for Sale

Assets held for sale are assets if the book value will be realized mainly through a sale transaction rather than continued use. The assets held for sale as of 31 December 2007, comprise the fixed assets of PURAC glucochem in Ter Apelkanaal (the Netherlands) and those related to the intended production discontinuation and sale of lactitol at PURAC biochem, BakeMark Ingrédients France's plant in Creil (France), and PURAC America's plant in Janesville (US). In accordance with IFRS 5 the fixed assets have been written down at the lower of book value and fair value minus selling expenses. The write-down has been recognized as exceptional item.

Discontinued Operations

All assets and liabilities from discontinued operations are stated on the basis of the historical cost principle. Discontinued operations are presented separately in the profit and loss account and cash flow statement. In 2007 they relate to the results of CSM Sugar up to and including 24 April 2007 and the result on the sale of CSM Sugar as at 24 April 2007. Discontinued operations for 2006 comprised the results of the CSM Sugar Division, excluding financial income and charges. Taxes are specifically allocated to the division on the basis of the nominal tax rate. In accordance with IFRS 5, depreciation of the fixed assets stopped after the announcement of the sale.

Accounting Principles for Financial Instruments and Hedge Activities

Upon initial inclusion in the financial statements as at the start date of the contract derivative financial instruments are recognized at fair value. Subsequently, at each reporting date, they are measured at fair value. The recognition of any arising results depends on whether or not the derivative instrument can be qualified as a hedging instrument and the type of hedged item.

If no hedge accounting is applied the fair value fluctuations of the derivative financial instruments are recognized as financial income and charges in the profit and loss account.

CSM designates certain derivative financial instruments as:

- hedge for the possible variability in cash flows which can be attributed to a certain currency or interest rate risk associated with a recognized asset or liability or a highly probable expected future transaction (cash flow hedge), or
- hedge for net investments in foreign operations (net investment hedge).

Upon entering into a transaction the relationship between the hedging instrument and the hedged position, as well as the risk management aims and the starting points for entering into various hedging transactions are documented. CSM also documents its estimate as to whether the derivative financial instrument offsets the movements in the fair values or cash flows of the hedged positions effectively. The documentation process starts at the time of entering into such a contract and is updated continuously.

The fair values of derivative financial instruments which are used as hedging instruments are explained in Section 25. Movements in the hedge reserve in equity are explained in Section 25. The total fair value of a hedging instrument is classified as fixed asset or non-current liability if the remaining term of the hedged value is more than 12 months. It is classified as current asset or liability if the remaining term of the hedged value is less than 12 months.

Cash Flow Hedge

The effective part of changes in the fair value of derivative financial instruments which are designated and classified as cash flow hedge is recognized in equity. Gains or losses from the non-effective part are directly recognized as financial income and charges in the profit and loss account.

If a hedging instrument expires or is sold, or if the instrument can no longer be qualified as a hedging instrument, the cumulative gains and losses remain in equity until the expected future transaction is recognized in the profit and loss account. If the expected future transaction is no longer probable the cumulative result is transferred immediately from equity to financial income and charges in the profit and loss account.

Net Investment Hedge

Hedges for net investments in foreign operations are handled in a similar way as cash flow hedges. Gains or losses from the hedging instrument which can be attributed to the effective part of the hedge are recognized in equity; any gains or losses which cannot be attributed to the effective part are directly recognized as financial income and charges in the profit and loss account.
Cumulative gains and losses in equity are recognized in the profit and loss account as soon as the foreign operation is partly divested or sold.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

CSM makes use of accounting estimates and judgements. Described below are the estimates and judgements as at the balance sheet date that carry a substantial risk of a material adjustment to the book value of assets and liabilities in the next financial year.

Goodwill Impairment

CSM tests the goodwill annually (see also Accounting Principles). The value in use is calculated on the basis of estimates and judgements of the expected cash flows which are discounted on a WACC basis. For a description of the main estimates, valuation assumptions and a sensitivity analysis of the applied assumptions see Section 12.

PPE Impairment

Property, plant and equipment (PPE) are tested for sustained impairment annually if there is an indication of possible impairment. A key factor is the recoverable amount which is calculated on the basis of estimates and assumptions of anticipated discounted cash flows, on the one hand, and an estimate of the fair value minus selling expenses, on the other. For a description of the main estimates and valuation assumptions which formed the basis for the write-downs in 2007, and a sensitivity analysis of the applied assumptions see Section 11.

Pensions

Actuarial calculations are used to determine provisions for Group personnel arrangements and net receivables or obligations from Group pension plans. These calculations use assumptions in respect of future developments in salary, mortality, staff turnover, return on investments et cetera. Changes to these estimates and assumptions can lead to actuarial gains and losses which are recognized in the profit and loss account, provided a bandwidth of 10% of the greater of the obligation from the plan and the fair value of the plan assets is exceeded. The excess is spread to income over the participant's expected average remaining working life. For more information on the applied assumptions see Section 19.

Taxes

CSM is subject to various tax systems across the world. Estimates and judgements are used to determine the tax items in the financial statements. Interpretation differences in tax liabilities are also taken into account. For more information see Section 21.

Consolidated Profit and Loss Account

millions of euros

	Note	2007	2006
Continuing operations	1.		
Net sales	2.	2,485.6	2,421.4
Costs of raw materials and consumables		-1,418.9	-1,366.6
Production costs		-448.2	-376.7
Warehousing and distribution costs		-194.7	-183.9
Gross profit		**423.8**	**494.2**
Selling expenses		-200.0	-206.0
Research & Development costs		-32.3	-28.4
General and administrative expenses		-140.3	-139.6
Other costs	3.	-6.1	-
Other proceeds	4.	14.7	1.7
Operating result		**59.8**	**121.9**
Financial income	7.	12.1	17.7
Financial charges	7.	-31.7	-65.3
Result before taxes from continuing operations		**40.2**	**74.3**
Taxes	8.	15.9	-10.5
Result after taxes from continuing operations		**56.1**	**63.8**
Discontinued operations	9.		
Result after taxes CSM Sugar [1]		3.9	40.9
Result on sale after taxes		142.8	-
Result after taxes from discontinued operations		**146.7**	**40.9**
Result after taxes		**202.8**	**104.7**
Per ordinary share in euros	10.		
Earnings from continuing operations		0.82	0.90
Diluted earnings		0.81	0.89
Earnings from continuing and discontinued operations		3.06	1.47
Diluted earnings		3.05	1.46

1. The result from discontinued operations of CSM Sugar comprises the result of CSM Sugar excluding financial income and charges. Taxes have been specifically allocated to the division on the basis of the nominal tax rate in the Netherlands.

Consolidated Balance Sheet

before profit appropriation, millions of euros

	Note	31.12.2007	31.12.2006
ASSETS			
Property, plant & equipment	11.	519.8	585.6
Intangible fixed assets	12.	771.6	702.3
Financial fixed assets	13.	13.9	10.4
Deferred tax assets	21.	43.6	57.3
Total fixed assets		**1,348.9**	**1,355.6**
Stocks	14.	256.1	246.4
Receivables	15.	325.6	312.4
Tax assets	21.	69.8	17.2
Cash and cash equivalents	16.	37.7	80.2
Assets held for sale	17./9.	10.2	213.3
Total current assets		**699.4**	**869.5**
Total		**2,048.3**	**2,225.1**
LIABILITIES			
Shareholders' equity	18.	**957.7**	**844.9**
Provisions	19.	131.6	135.2
Deferred tax liabilities	21.	50.4	43.1
Non-current liabilities	22.	484.5	656.8
Total non-current liabilities		**666.5**	**835.1**
Interest-bearing current liabilities	23.	8.8	15.6
Trade payables		227.6	192.2
Other non-interest-bearing current liabilities		118.5	128.2
Tax liabilities	21.	69.2	76.8
Liabilities held for sale	9.	-	132.3
Total current liabilities		**424.1**	**545.1**
Total		**2,048.3**	**2,225.1**

Movements in Shareholders' Equity – Consolidated Statement

millions of euros

	Ordinary share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2006	**19.6**	**7.7**	**-0.3**	**919.4**	**946.4**
Movement in hedge reserve			16.7		16.7
Movement in translation reserve			-10.7		-10.7
Movement in legal reserve capitalization development costs			0.8	-0.8	-
Result recognized in shareholders' equity	**-**	**-**	**6.8**	**-0.8**	**6.0**
Profit financial year 2006			-	104.7	104.7
Total result 2006	**-**	**-**	**6.8**	**103.9**	**110.7**
Dividend				-57.8	-57.8
Repurchase company shares				-155.1	-155.1
Movement in option reserve			0.7		0.7
Withdrawal shares	-1.4	-0.6		2.0	-
Total transactions with shareholders	**-1.4**	**-0.6**	**0.7**	**-210.9**	**-212.2**
As at 31 December 2006	**18.2**	**7.1**	**7.2**	**812.4**	**844.9**
Movement in hedge reserve			-5.2		-5.2
Movement in translation reserve			-2.1		-2.1
Movement in legal reserve capitalization development costs			0.8	-0.8	-
Result recognized in shareholders' equity	**-**	**-**	**-6.5**	**-0.8**	**-7.3**
Profit financial year 2007				202.8	202.8
Total result 2007	**-**	**-**	**-6.5**	**202.0**	**195.5**
Dividend				-52.8	-52.8
Repurchase company shares				-100.5	-100.5
Movement in option reserve			0.6		0.6
Reclassification cumulative financing preference shares	0.7	69.7		-0.4	70.0
Withdrawal shares	-1.6	-0.8		2.4	-
Total transactions with shareholders	**-0.9**	**68.9**	**0.6**	**-151.3**	**-82.7**
As at 31 December 2007	**17.3**	**76.0**	**1.3**	**863.1**	**957.7**

For notes to shareholders' equity see Section 18.

Consolidated Cash Flow Statement

millions of euros

	Note	2007	2006
Cash flow from operating activities			
Result after taxes		202.8	104.7
Adjusted for:			
• Discontinued operations	9.	-146.7	-40.9
• Depreciation of fixed assets	6.	66.3	69.1
• Impairment of fixed assets	11/12.	72.1	14.7
• Result from fixed asset divestments		-2.3	-0.2
• Result from sale of group companies and activities	3/4.	-8.6	-1.7
• Share options		0.6	0.7
• Interest received	7.	-4.2	-0.8
• Interest paid	7.	29.1	30.3
• Exchange rate differences	7.	-3.7	-4.0
• Fluctuations in fair value of derivatives	7.	-3.8	-12.9
• Movements in shareholders' equity due to cash flow hedges	7.	-	22.3
• Repayment costs private loan 2001	7.	-	10.4
• Repayment costs convertible bond loan beet growers	7.	-	2.3
• Other financial income and charges	7.	2.2	-
• Taxes	8.	-15.9	10.5
Cash flow from operating activities before movements in working capital		**187.9**	**204.5**
Movement in provisions		-6.2	-13.9
Movements in working capital			
• receivables		-20.6	1.0
• stocks		-24.7	-11.6
• non-interest-bearing current liabilities		38.4	-22.1
Cash flow from business operation		**174.8**	**157.9**
Net interest paid		-26.4	-45.9
Tax paid on profit		-5.5	-15.6
Cash flow from operating activities - continuing operations		**142.9**	**96.4**
Cash flow from operating activities - discontinued operations	9.	**-4.1**	**81.4**
Cash flow from operating activities		**138.8**	**177.8**

millions of euros

	Note	2007	2006
Cash flow from investment activities			
Acquisition of group companies	24.	-106.4	-58.9
Sale of group companies		47.6	5.2
Capital expenditure on fixed assets		-116.9	-124.5
Divestment of fixed assets		10.6	8.3
Cash flow from investment activities - continuing operations		**-165.1**	**-169.9**
Discontinued operations	9.	-0.8	-1.0
Sale of discontinued operations		232.9	-10.0
Cash flow from investment activities - discontinued operations		**232.1**	**-11.0**
Cash flow from investment activities		**67.0**	**-180.9**
Cash flow from financing activities			
Proceeds from interest-bearing debts		1.6	464.6
Repayment of interest-bearing debts		-93.9	-243.8
Repurchase of company shares	18.	-102.1	-198.0
Sale of company shares	18.	1.6	42.9
Paid-out dividend		-52.8	-57.8
Cash flow from financing activities		**-245.6**	**7.9**
Net cash flow		**-39.8**	**4.8**
Effects of exchange rate differences on cash and cash equivalents		-2.7	-2.9
Increase cash and cash equivalents		-42.5	1.9
Cash and cash equivalents at start of financial year		80.2	78.3
Cash and cash equivalents at close of financial year		37.7	80.2

For notes to the cash flow statement see page 104.

Notes to the Consolidated Financial Statements

millions of euros

1. PROFIT AND LOSS ACCOUNT BEFORE EXCEPTIONAL ITEMS

The consolidated profit and loss account from continuing operations for financial years 2007 and 2006 before exceptional items can be presented as follows.

	2007 before exceptional items	Exceptional items	2007 total	2006 before exceptional items	Exceptional items	2006 total
Net sales	2,485.6		2,485.6	2,421.4		2,421.4
Costs of raw materials and consumables	-1,418.9		-1,418.9	-1,366.6		-1,366.6
Added value	**1,066.7**	**-**	**1,066.7**	**1,054.8**	**-**	**1,054.8**
Production costs	-356.0	-92.2	-448.2	-353.2	-23.5	-376.7
Warehousing and distribution costs	-194.1	-0.6	-194.7	-182.3	-1.6	-183.9
Gross profit	**516.6**	**-92.8**	**423.8**	**519.3**	**-25.1**	**494.2**
Selling expenses	-198.8	-1.2	-200.0	-205.4	-0.6	-206.0
Research & development costs	-31.0	-1.3	-32.3	-28.4		-28.4
General and administrative expenses	-138.7	-1.6	-140.3	-130.4	-9.2	-139.6
Other costs		-6.1	-6.1			-
Other proceeds		14.7	14.7		1.7	1.7
Operating result	**148.1**	**-88.3**	**59.8**	**155.1**	**-33.2**	**121.9**
Financial income	12.1		12.1	17.7		17.7
Financial charges	-31.7		-31.7	-65.3		-65.3
Result before taxes from continuing operations	**128.5**	**-88.3**	**40.2**	**107.5**	**-33.2**	**74.3**
Taxes	0.6	15.3	15.9	-20.4	9.9	-10.5
Result after taxes from continuing operations	**129.1**	**-73.0**	**56.1**	**87.1**	**-23.3**	**63.8**

Exceptional items may occur up to and including the item "EBIT". The exceptional item "Taxes" relates to taxes on these exceptional items only. This item does not include incidental tax gains and losses.

The exceptional items for 2007 can be specified for each division as follows.

Bakery Supplies Europe: a net negative total of € 2.5 million in exceptional items.

- One-off costs of € 2.7 million due to the transition from a country-based structure to a business-unit organization – recognized as general and administrative expenses.
- A result of € 0.7 million negative due to the production rationalization at Unipro (Merksem) – classified as production costs.
- The net result of € 1.3 million negative from the sale of the activities of Délices de la Tour (Le Mans and Maubeuge), including the closure of its headquarters – recognized as other proceeds (€ 2.3 million positive), general and administrative expenses (€ 2.3 million negative), warehousing and distribution costs (€ 0.3 million), selling expenses (€ 0.9 million), and research & development costs (€ 0.1 million).
- A result of € 2.5 million positive due to the impairment adjustment at BakeMark Ingrédients France – recognized as production costs (€ 2.2 million positive) and general and administrative expenses (€ 0.3 million).
- An income item amounting to € 1.0 million at Carels Goes arising from the obligation for CLA employees to join the company pension fund – recognized as general and administrative expenses.
- A negative result of € 1.0 million at BakeMark Italia due to a reorganization following the transfer of part of the production to BakeMark Deutschland – recognized as production costs.
- Various smaller items resulting in a negative total of € 0.3 million – recognized as general and administrative expenses.

Bakery Supplies North America: a net positive total of € 1.0 million in exceptional items.

- Costs of € 1.5 million due to the restructuring of Caravan Ingredients and the sale of a building – recognized as general and administrative expenses.
- A restructuring provision of € 2.1 million due to the closure of H.C. Brill's production operation in Elk Grove Village classified as production costs.
- A negative result of € 5.1 million due to production rationalization and the closure of one factory including impairment at H.C. Brill – recognized as production costs.
- A negative result of € 2.3 million due to logistical improvements at BakeMark USA including, amongst others, the closure of two distribution centers – recognized as general and administrative expenses.
- Proceeds of € 12.4 million from the sale of QA Products – recognized as other proceeds.
- Other costs of € 0.4 million negative at H.C. Brill.

PURAC: a net negative total of € 91.1 million in exceptional items.

- A negative result of € 8.5 million due to the sale of the gluconic acid activities of PURAC America, including impairment of the associated goodwill and property, plant & equipment – classified as production costs (€ 2.4 million) and other costs (€ 6.1 million).
- A negative result of € 57.7 million due to the adaptation of the product portfolio and the implementation of a fundamental production rationalization in the PURAC group – comprising fixed asset impairments (€ 43.2 million) and spare parts (€ 1.3 million) and is recognized as production costs (€ 43.6 million) and selling expenses (€ 0.9 million), and costs of € 13.2 million due to reorganization and redundancies classified as production costs.
- A negative result of € 23.4 million due to fixed asset impairment at PURAC sínteses (Brazil) – recognized as production costs.
- A negative result of € 4.1 million due to fixed asset impairment at PURAC biochem – recognized as production costs.
- A pension-cost-related income item amounting to € 1.8 million at PURAC glucochem due to the intended discontinuation of the business activities in Ter Apelkanaal.
- A result of € 0.6 million positive due to the transfer of the senior management's pension plan – classified as general and administrative expenses.

Corporate costs: a net positive total of € 4.3 million in exceptional items.

- A total result of € 4.1 million positive due to the transfer of the senior management's pension plan and of a former CSM subsidiary to the industry pension fund – classified as general and administrative expenses.
- Costs of € 2.1 million negative due to the termination of the employment of a member of the Board of Management and a member of senior management – recognized as general and administrative expenses.
- Release of a provision amounting to € 2.3 million positive for a claim which will not materialize – recognized as general and administrative expenses.

millions of euros

2. SEGMENT INFORMATION

For its primary segmentation CSM distinguishes between the bakery operations (Bakery Supplies), lactic acid operations (PURAC), and corporate activities. The bakery operations are subdivided into a European segment and a North American segment.

The bakery operations comprise the development, production and sale of bakery ingredients and products. The lactic acid operations involve the production of lactic acid and lactic acid derivatives which are used in food, pharmaceutical and technical products. Corporate activities concern activities which cannot directly be allocated to one of the other segments, such as corporate finance, HR, and legal. Until recently the sugar operations were also regarded as a separate segment. For the results of this segment see Section 9 on discontinued operations.

Segment Information by Business Area

	Bakery Supplies Europe		Bakery Supplies North America		PURAC	
P&L information	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Net sales	1,059.4	1,041.9	1,116.1	1,084.1	310.1	295.4
Operating result	68.3	42.7	73.0	67.9	-69.1	21.8
EBITA	70.0	43.5	76.2	68.5	-68.8	22.0
Balance sheet information						
Total assets	490.8	515.0	672.3	664.2	246.4	246.9
Total liabilities	-426.1	-431.1	-530.0	-515.9	-268.5	-267.2
Average capital employed excluding goodwill	230.3	208.5	263.5	222.0	309.8	283.4
Goodwill (average)	582.2	581.5	429.8	398.3	25.3	31.9
Average capital employed including goodwill	812.5	790.0	693.3	620.3	335.1	315.3
Capital employed excluding goodwill year-end	259.7	214.5	250.6	245.4	278.8	304.3
Goodwill year-end	596.3	581.5	413.6	427.6	21.4	31.9
Capital employed including goodwill year-end	856.0	796.0	664.2	673.0	300.2	336.2
Depreciation of property, plant & equipment	-24.0	-25.3	-14.3	-15.7	-22.4	-26.3
Amortization of intangible fixed assets	-1.7	-0.8	-3.2	-0.6	-0.4	-0.2
Other information						
Capital expenditure on property, plant & equipment	29.5	37.8	22.3	16.8	60.9	61.2
Capital expenditure on intangible fixed assets	0.8	0.3			1.8	1.1
Impairment of fixed assets	2.9	-11.5	-2.8	-3.2	-72.2	
Average number of employees	3,742	3,790	3,605	3,235	1,042	1,022
Alternative performance measures						
ROS	6.6%	4.2%	6.8%	6.3%	-22.2%	7.4%
ROCE excluding goodwill	30.4%	20.9%	28.9%	30.9%	-22.2%	7.8%
ROCE including goodwill	8.6%	5.4%	10.8%	10.9%	-20.3%	6.9%
Alternative performance measures before exceptional items						
Operating result	70.8	66.9	72.0	74.9	21.9	27.3
EBITA	72.5	67.7	75.2	75.5	22.3	27.5
ROS	6.8%	6.5%	6.7%	7.0%	7.2%	9.3%
ROCE excluding goodwill	31.4%	32.4%	28.4%	34.0%	7.2%	9.7%
ROCE including goodwill	8.9%	8.6%	10.8%	12.2%	6.7%	8.7%

CSM generates almost all of its revenues from the sale of goods.

millions of euros

Information on the Use of Alternative Performance Measures

In the above table and elsewhere in the Financial Statements a number of performance measures are presented which comply with the International Financial Reporting Standards (IFRS). Management is of the opinion that these so-called alternative performance measures might be useful for the readers of these Financial Statements. CSM management uses these performance measures to make financial, operational and strategic decisions and evaluate performance of the segments. The alternative performance measures can be calculated as follows:

- EBITA is the operating result before amortization of intangible fixed assets.
- Return on sales (ROS) is EBITA divided by net sales x 100.
- ROCE excluding goodwill is EBITA for the year divided by the average capital employed excluding goodwill x 100.
- ROCE including goodwill is EBITA for the year divided by the average capital employed including goodwill x 100. This takes account of all the acquisitions since 1978, the year when CSM started its diversification process.
- Goodwill relates to management goodwill, being the goodwill capitalized and the goodwill charged directly to equity since 1978.

	Corporate		Continuing operations CSM total	
P&L information	**2007**	**2006**	**2007**	**2006**
Net sales			2,485.6	2,421.4
Operating result	-12.4	-10.5	59.8	121.9
EBITA	-12.0	-10.5	65.4	123.5
Balance sheet information				
Total assets	638.8	799.0	2,048.3	2,225.1
Total liabilities	134.0	-166.0	-1,090.6	-1,380.2
Average capital employed excluding goodwill	1.6	-5.9	805.2	708.0
Goodwill (average)			1,037.3	1,011.8
Average capital employed including goodwill	1.6	-5.9	1,842.5	1,719.8
Capital employed excluding goodwill year-end	11.9	-8.0	801.0	756.2
Goodwill year-end			1,031.3	1,041.0
Capital employed including goodwill year-end	11.9	-8.0	1,832.3	1,797.2
Depreciation of property, plant & equipment		-0.2	-60.7	-67.5
Amortization of intangible fixed assets	-0.3		-5.6	-1.6
Other information				
Capital expenditure on property, plant & equipment			112.7	115.8
Capital expenditure on intangible fixed assets	0.5	0.4	3.1	1.8
Impairment of fixed assets			-72.1	-14.7
Average number of employees	43	43	8,432	8,090
Alternative performance measures				
ROS			2.6%	5.1%
ROCE excluding goodwill			8.1%	17.4%
ROCE including goodwill			3.5%	7.1%
Alternative performance measures before exceptional items				
Operating result	-16.6	-14.0	148.1	155.1
EBITA	-16.3	-14.0	153.7	156.7
ROS			6.2%	6.5%
ROCE excluding goodwill			19.0%	22.1%
ROCE including goodwill			8.3%	9.1%

For segment information on discontinued operations see Section 9.

millions of euros

Segment Information by Geographical Region

	The Netherlands		Rest of Europe		North America		Other countries		CSM consolidated from continuing operations	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	133.9	123.7	1,042.2	991.0	1,229.7	1,233.9	79.8	72.8	2,485.6	2,421.4
Average capital employment excluding goodwill	101.0	146.2	254.2	194.6	322.6	292.3	127.4	74.9	805.2	708.0
Capital expenditure on fixed assets	11.3	9.3	29.9	37.7	24.1	24.3	50.5	46.3	115.8	117.6
Depreciation of fixed assets	13.5	17.4	27.6	24.6	20.9	23.8	4.3	3.3	66.3	69.1
Average number of employees	785	786	3,635	3,729	3,722	3,348	290	227	8,432	8,090

The above information is based on the geographical location of the assets.

Net sales by geographical region based on the geographical location of the customers is shown in the table below.

	2007	2006
The Netherlands	85.5	87.5
Rest of Europe	1,069.8	1,034.7
North America	1,220.1	1,181.1
Other countries	110.2	118.1
Totaal	**2.485.6**	**2.421.4**

3. OTHER COSTS

Breakdown of other costs:

	2007	2006
Results from sale of gluconic acid activities PURAC America	6.1	-
Total	**6.1**	**-**

4. OTHER PROCEEDS

Breakdown of other proceeds:

	2007	2006
Result from sale of "Jantje de Goede" activities of Unipro Nederland		1.7
Result from sale of QA Products	12.4	
Result from sale of Le Mans/Maubeuge	2.3	
Total	**14.7**	**1.7**

millions of euros

5. PAYROLL AND SOCIAL INSURANCE

	2007	2006
Payroll	335.9	345.6
Pension premiums – defined benefit pension plans	5.2	10.7
Pension premiums – defined contribution pension plans	12.6	15.6
Other social insurance	49.3	48.6
Option/share plan costs	0.6	0.7
Total	**403.6**	**421.2**

6. DEPRECIATION OF FIXED ASSETS

	2007	2006
Depreciation of property, plant & equipment	60.7	67.5
Amortization of intangible fixed assets	5.6	1.6
Total	**66.3**	**69.1**

7. FINANCIAL INCOME AND CHARGES

Breakdown of financial income and charges:

	2007	2006
Interest received	-4.2	-0.8
Interest paid	29.1	30.3
Exchange rate differences	-4.1	-2.6
Recycling of exchange rate differences from translation reserve	0.4	-1.4
Fluctuations in fair value of derivatives	-3.8	-12.9
Movements in shareholders' equity due to cash flow hedges		22.3
Repayment costs private loan 2001		10.4
Settlement costs convertible bond loan beet growers		2.3
Other	2.2	
Total	**19.6**	**47.6**

8. TAXES

Breakdown of taxes:

	Continuing operations		Discontinued operations		Total	
	2007	2006	2007	2006	2007	2006
Current tax	45.1	-66.0	-2.2	-16.4	42.9	-82.4
Deferred tax	-29.2	55.5	0.8	-	-28.4	55.5
Total	**15.9**	**-10.5**	**-1.4**	**-16.4**	**14.5**	**-26.9**

millions of euros

Reconciliation of result before taxes and tax liability:

	2007	2006
Result before taxes from continuing operations	40.2	74.3
Result before taxes from discontinued operations	148.1	57.3
Result before taxes	**188.3**	**131.6**
Taxes calculated on the basis of average statutory tax rate	72.1	44.0
Untaxed profit elements	-59.6	-1.9
Non-deductible costs	5.9	1.8
Movement in non-valued tax assets	-23.7	-15.2
Tax rate changes continuing operations	-1.6	3.5
Tax rate changes discontinued operations	-	-0.7
Adjustments to prior-year taxes payable and deductible	-5.4	-3.6
Other	-2.2	-1.0
Tax liability (asset)	**-14.5**	**26.9**
	-7.7%	**20.4%**

The average statutory tax rate is the average of the statutory tax rates in the countries where CSM operates, weighted on the basis of the result from ordinary activities before taxes in each of these countries.

The average tax burden on continuing operations was -39.6% in 2007 (2006: 14.1%). The lower-than-expected tax liability from continuing operations is due mainly to consideration of fiscal losses that materialized in 2007. The untaxed profit elements concern mainly the proceeds from the sale of CSM Sugar (€ 142.8 million).

Breakdown of the tax liability recognized in equity:

	2007	2006
Tax liability due to loan-related exchange rate differences	-0.6	-4.5
Deferred tax liability due to exchange rate differences relating to loans and hedge results of financial instruments	-12.5	-4.3
Total tax liability recognized in equity	**-13.1**	**-8.8**

9. DISCONTINUED OPERATIONS

Discontinued operations for 2007 comprise the results of CSM Sugar up to and including April 2007 and the result from the sale of CSM Sugar as at 24 April 2007.

Discontinued operations for 2006 comprise the results of CSM Sugar excluding financial income and charges. Taxes have been specifically allocated to the division on the basis of the nominal tax rate in the Netherlands. In accordance with IFRS 5, depreciation of fixed assets stopped after announcing the intended sale at the end of February 2006.

millions of euros

Breakdown of the profit and loss account from discontinued operations:

	2007 (4 months)	2006
Net sales	58.2	267.9
Costs of raw materials and consumables	-33.2	-147.9
Production costs	-10.9	-40.5
Warehousing and distribution costs	-2.7	-19.0
Selling expenses	-0.5	-1.7
General and administrative expenses	-5.6	-1.5
Operating result	**5.3**	**57.3**
Taxes	-1.4	-16.4
Result after taxes CSM Sugar	**3.9**	**40.9**
Gross result from sale	142.8	-
Taxes	-	-
Result from sale after taxes	**142.8**	**-**
Total	**146.7**	**40.9**

Breakdown of the balance sheet from discontinued operations:

	31 December 2006
Property, plant & equipment	48.7
Stocks	130.1
Receivables	34.5
Assets held for sale	**213.3**
Provisions	2.4
Trade payables	58.8
Other non-interest-bearing current liabilities	72.3
Tax liability	-1.2
Liabilities held for sale	**132.3**

Breakdown of the cash flow from discontinued operations:

	2007 (4 months)	2006
Cash flow from operating activities	-4.1	81.4
Cash flow from investment activities	232.1	-11.0
Total	**228.0**	**70.4**

Capital expenditure on CSM Sugar's property, plant & equipment amounted to € 0.8 million (2006: € 4.1 million). Depreciation of property, plant & equipment was nil (2006: € 0.3 million). On average, CSM Sugar employed 285 staff (2006: 292 staff).

millions of euros

10. EARNINGS PER ORDINARY SHARE

Earnings per ordinary share and earnings per ordinary share from continuing and discontinued operations are calculated by respectively dividing the result after taxes and the result after taxes from continuing and discontinued operations by the weighted average number of outstanding ordinary shares in CSM nv.
To calculate diluted earnings per ordinary share and diluted earnings per ordinary share from continuing and discontinued operations, the result after taxes and the result after taxes from continuing and discontinued operations, and the weighted average number of outstanding ordinary shares in CSM nv are adjusted for the effects of potential conversion of the convertible bond loan into ordinary shares (2006) and the exercise of option rights by the Board of Management and senior management.

	2007	2006
Result after taxes	**202.8**	**104.7**
Minus: dividend cumulative financing preference shares	2.8	
Profit available for holders of ordinary shares (A)	200.0	104.7
Minus: result from discontinued operations (B)	146.7	40.9
Result after taxes from continuing operations (C)	**53.3**	**63.8**
Profit available for holders of ordinary shares	200.0	104.7
Profit after dilution (E)	200.0	104.7
Minus: result from discontinued operations	146.7	40.9
Result after taxes from continuing operations, after dilution (F)	**53.3**	**63.8**
Weighted average number of outstanding ordinary shares (G)	65.3	71.1
Plus: ordinary shares related to convertible bond loans (2006) and option scheme	0.2	0.6
Weighted average number of outstanding ordinary shares, after dilution (H)	**65.5**	**71.7**
Per ordinary share		
Earnings from continuing operations (C/G)	0.82	0.90
Earnings from discontinued operations (B/G)	2.24	0.57
Earnings (A/G)	3.06	1.47
Diluted earnings from continuing operations (F/H)	0.81	0.89
Diluted earnings from discontinued operations (B/H)	2.24	0.57
Diluted earnings (E/H)	3.05	1.46

millions of euros

11. PROPERTY, PLANT & EQUIPMENT

	Land	Buildings	Machinery and equipment	Other fixed assets	Under con-struction	Not em-ployed in operations	Total
1 January 2006							
Acquisition prices	45.0	271.3	819.7	60.3	56.6	3.3	1,256.2
Cumulative depreciation	-0.3	-91.4	-496.1	-48.7	0.2	-1.0	-637.3
Book value	**44.7**	**179.9**	**323.6**	**11.6**	**56.8**	**2.3**	**618.9**
Movements							
Reclassification CSM Sugar as assets held for sale	-4.5	-10.1	-30.2			-0.1	-44.9
Capital expenditure	0.1	9.1	20.3	3.5	82.8		115.8
Divestments	-0.5	-2.4	-3.8	0.1	-0.1	-1.6	-8.3
Exchange rate differences	-1.9	-7.1	-7.2	-0.4	-1.4		-18.0
Acquisition group companies			5.5				5.5
Sale of group companies		-0.1	-1.0	-0.1			-1.2
Depreciation		-7.7	-52.6	-6.6		-0.6	-67.5
Impairment		-1.0	-25.6				-26.6
Adjusted impairment			11.9				11.9
Other	0.2	8.0	14.0	2.2	-24.4		-
Net movement in book value	**-6.6**	**-11.3**	**-68.7**	**-1.3**	**56.9**	**-2.3**	**-33.3**
31 December 2006							
Acquisition prices	38.4	252.0	739.6	58.1	113.5	0.8	1,202.4
Cumulative depreciation	-0.3	-83.4	-484.7	-47.8	0.2	-0.8	-616.8
Book value	**38.1**	**168.6**	**254.9**	**10.3**	**113.7**	**-**	**585.6**
Movements							
Capital expenditure	7.1	3.4	22.0	2.6	77.6		112.7
Divestments	-1.5	-5.1	-1.4	-0.3			-8.3
Exchange rate differences	-1.2	-6.5	-6.5	-0.3	2.5		-12.0
Acquisition of group companies		1.5	3.9	0.4			5.8
Sale of group companies	-0.8	-11.8	-7.8	-1.1	-0.2		-21.7
Depreciation		-6.6	-48.0	-6.1			-60.7
Impairment		-11.1	-59.0	-0.1	-4.1		-74.3
Adjusted impairment			3.0				3.0
Other	0.8	18.7	47.7	4.3	-71.6		-0.1
Reclassification as assets held for sale	-0.5	-3.1	-6.6				-10.2
Net movement in book value	**3.9**	**-20.6**	**-52.7**	**-0.6**	**4.2**	**-**	**-65.8**
31 December 2007							
Acquisition prices	42.0	222.8	681.0	56.4	122.0	0.8	1,125.0
Cumulative depreciation	-	-74.8	-478.8	-46.7	-4.1	-0.8	-605.2
Book value	**42.0**	**148.0**	**202.2**	**9.7**	**117.9**	**-**	**519.8**
Depreciation rates		2.5-4%	6.7-12.5%	20-50%		6.7-12.5%	

millions of euros

Breakdown of 2007 impairment:

- A € 2.9 million impairment at the lower expected net realizable value due to the closure of H.C. Brill's production operation in Lancaster.
- A € 1.6 million impairment at the lower expected net realizable value due to the sale of the gluconic acid activities of PURAC America. The expected net realizable value is based on the received selling price.
- A € 27.3 million impairment at PURAC biochem (Gorinchem) at the lower expected net realizable value and a € 23.4 million impairment at PURAC sínteses (Brazil) at the lower value in use due to PURAC's strategy revision in respect of lactitol and lactic acid production. The expected net realizable value at PURAC biochem is based on an external assessment report and a bid by an external party.
- A € 19.1 million impairment at the lower expected net realizable value due to discontinuation of the gluconate activities at PURAC glucochem, Ter Apelkanaal. The expected net realizable value is based on an external assessment report and bids by external parties.
- The adjustment of a € 3.0 million impairment relates to BakeMark Ingrédients France, following a revised production plan.

In determining the value in use of PURAC sínteses CSM has made the following assumptions:

- Gross profit margin development based on the assumption that 60% of the increase in the raw material and production costs can be passed on the customers.
- Growth rate of 8% in 2008, decreasing by 0.5% a year to 6% in 2012.
- Discount rate of 14%.

The property, plant & equipment item includes fixed assets with a book value of € 1.6 million (31 December 2006: € 4.5 million) which are financed through a financial lease.

The book value of property, plant & equipment calculated on the basis of current value, is estimated at € 147 million (31 December 2006: approximately € 168 million) above the disclosed book value on the basis of acquisition price or construction costs.

12. INTANGIBLE FIXED ASSETS

	Goodwill	Customer base	Brands and licenses	Development-costs	Other intangible fixed assets	Total
1 January 2006						
Acquisition prices	646.3			1.2	2.0	649.5
Cumulative amortization				-0.2	-0.4	-0.6
Book value	**646.3**	**-**	**-**	**1.0**	**1.6**	**648.9**
Movements						
Capital expenditure				1.0	0.8	1.8
Acquisition of group companies	45.6	23.4	2.4			71.4
Exchange rate differences	-17.4	-0.5			-0.1	-18.0
Amortization		-0.6	-0.1	-0.2	-0.7	-1.6
Divestments					-0.2	-0.2
Net movement in book value	**28.2**	**22.3**	**2.3**	**0.8**	**-0.2**	**53.4**
31 December 2006						
Acquisition prices	674.5	22.9	2.3	2.2	5.1	707.0
Cumulative amortization		-0.6		-0.4	-3.7	-4.7
Book value	**674.5**	**22.3**	**2.3**	**1.8**	**1.4**	**702.3**

millions of euros

Table continued	Goodwill	Customer base	Brands and licenses	Develop-ment-costs	Other intangible fixed assets	Total
Movements						
Capital expenditure				1.7	1.4	3.1
Acquisition of group companies	49.8	44.9	14.6			109.3
Divestments	-8.1					-8.1
Exchange rate differences	-22.3	-5.1	-1.2			-28.6
Amortization		-3.6	-0.8	-0.1	-1.1	-5.6
Impairment				-0.8		-0.8
Net movement in book value	**19.4**	**36.2**	**12.6**	**0.8**	**0.3**	**69.3**
31 December 2007						
Acquisition prices	693.9	62.3	15.7	3.9	6.4	782.2
Cumulative amortization		-3.8	-0.8	-1.3	-4.7	-10.6
Book value	**693.9**	**58.5**	**14.9**	**2.6**	**1.7**	**771.6**
Amortization rate	0%	7-10%	5-10%	33.3%	33.3%	

Goodwill Impairment Test

Goodwill is allocated on the basis of cash flow generating units which are defined per division. Breakdown of the book value of the goodwill by unit.

	at 31 December 2007	at 31 December 2006*
CSM Bakery Supplies Europe		
• Artisan	365	365
• Industry	26	26
• Frozen	118	104
Total	**509**	**495**
CSM Bakery Supplies North America		
• Caravan	52	34
• H.C. Brill	80	89
• CGI	41	46
• Titterington's	7	
• Other	2	3
Total	**182**	**172**
PURAC	**3**	**7**
Total	**694**	**674**

* The goodwill breakdown has been adjusted to reflect the changed segmentation in 2007.

millions of euros

The recoverable amount of the cash flow generating units is determined on the basis of the value in use per unit. The cash flow forecasts per unit are based on the expected EBITAs and corresponding cash flows in the most recent budgets which have been approved by the Board of Management. In assessing future cash flows account is taken of growth percentages of 2%. For each division, future cash flows are discounted on the basis of WACC before tax. For the Bakery Supplies divisions a WACC of 9% and for PURAC a WACC of 12% is applied.

In addition, sensitivity analyses have been carried out in respect of the assumptions using 1) a growth rate of 0% and 2) a discount rate of 10% for the Bakery Supplies divisions and of 13% for PURAC. None of the scenarios would lead to impairment.

Given the above assumptions the Board of Management has concluded that value in use per unit is not lower than the book value of the unit including goodwill.

13. FINANCIAL FIXED ASSETS

	Long-term receivables	Derivatives	Total
As at 1 January 2006	**9.4**	**-**	**9.4**
Reclassification CSM Sugar to assets held for sale	-1.8		-1.8
Disbursement / withdrawal		3.1	3.1
Repayments	-0.3		-0.3
As at 1 January 2007	**7.3**	**3.1**	**10.4**
Disbursement / withdrawal	3.8		3.8
Repayments		-0.3	-0.3
As at 31 December 2007	**11.1**	**2.8**	**13.9**

The book value of the long-term receivables does not significantly deviate from the fair value. The long-term receivables mainly comprise a disbursed loan of € 6.3 million (interest rate 6.5%).
As at 31 December 2007 a receivable of € 3.8 million has been included due to a disbursed loan to partially finance the beet growers joining Cosun following the sale of CSM Sugar.

14. STOCKS

	As at 31.12.2007	As at 31.12.2006
Raw materials, consumables, technical materials and packaging	78.1	82.1
Work in progress	8.5	9.4
Finished product	169.5	154.9
Total	**256.1**	**246.4**

15. RECEIVABLES

Trade receivables	303.9	294.4
Impairment provision	-10.8	-11.3
Other receivables	16.9	13.5
Prepayments and accrued income	15.6	15.8
Total	**325.6**	**312.4**

millions of euros

Remaining term of receivables is less than one year. The nominal value of the receivables (excluding derivatives) does not significantly deviate from the fair value.

Trade receivables are not interest-bearing and generally have an average term of credit of 30-90 days. The impairment provision is based on expired terms of credit in the past. The trade receivables item includes an amount of € 74.1 million in receivables with expired terms of credit which are expected to be received and are therefore not provided for.

16. Cash and cash equivalents

No deposits are included in the cash and cash equivalents (31 December 2006: € 49.9 million). The readily cash and cash equivalents are available and payable without notice.

17. Fixed assets held for sale

	Acquisition price	Cumulative deprecia-tions	Adjust-ment	Balance sheet 31.12.2007
Property	0.5	-		0.5
Plant	14.9	-2.9	-8.9	3.1
Equipment	52.4	-23.9	-21.9	6.6
Other fixed assets	0.7	-0.7		
Total fixed assets held for sale	**68.5**	**-27.5**	**-30.8**	**10.2**

Fixed assets held for sale relates to the factory in Ter Apelkanaal, part of PURAC's factory in Gorinchem (lactitol production), and BakeMark Ingrédients France's factory in Creil. The sale of these fixed assets is expected to be completed in 2008.

18. Shareholders' equity

Share Capital

As at 31 December 2007 authorized share capital totaled € 50 million. This consists of 182 million ordinary shares with a nominal value of € 0.25 each and 18 million cumulative financing preference shares with a nominal value of € 0.25 each and divided into three series of six million marked FPA, FPB and FPC.
As the terms of the cumulative financing preference shares were adjusted as at 7 May 2007 these shares qualify as equity rather than debt funding as of that date.

Each series of cumulative financing preference shares has a different dividend percentage and dividend review date.

Finprefs	**Dividend**	**First dividend review date**	**Review interval**
FPA series	5.77%	1 August 2012	five years
FPB series	6.07%	1 August 2012	five years
FPC series	6.4%	1 August 2017	five years

Holders of cumulative financing preference shares take priority over holders of ordinary shares when dividends are paid out and if the company goes into liquidation.
The average dividend on outstanding cumulative financing preference shares is 6.21% as at 31 December 2007.

	Ordinary	'FPA'	'FPB'	'FPC'
Movements in Number of Issued Shares				
As at 1 January 2007	**72,831,132**	**852,512**	**852,512**	**1,278,770**
Withdrawal company shares	-6,499,853			
As at 31 December 2007	**66,331,279**	**852,512**	**852,512**	**1,278,770**
Movements in Number of Shares with Dividend Rights				
As at 1 January 2007	**65,954,285**	**852,512**	**852,512**	**1,278,770**
Repurchase of shares	-4,209,853			
Sale of shares	57,769			
As at 31 December 2007	**61,802,201**	**852,512**	**852,512**	**1,278,770**

Repurchase of Shares

During the report year the company repurchased a total of 4,209,853 shares with a nominal value of € 0.25 each (nominal amount: € 1.1 million) at an acquisition price of € 102.1 million to further optimize the financing structure of the company.

Sale of Shares

During the report year the company sold a total of 57,769 shares with a nominal value of € 0.25 each (nominal amount: € 14,442.25), following the exercise and expiration of options worth € 1.6 million.

As at 31 December 2007, CSM had 4,529,078 repurchased shares at its disposal with a nominal value of € 0.25 each (nominal amount: € 1.1 million, representing 6.5% of total share capital issued) at an average acquisition price of € 24.11.

The total costs of € 100.5 million (2006: € 155.1 million) arising from the net repurchase of shares during the report year, have been charged to the reserves.
Repurchased shares have no dividend rights.

	Number	Nominal amount (in euros)
Movements in Repurchased Shares		
As at 1 January 2007	**6,876,847**	**1,719,212**
Repurchased shares	4,209,853	1,052,463
Sold shares	-57.769	-14,443
Withdrawn shares	-6,499,853	-1,624,962
As at 31 December 2007	**4,529,078**	**1,132,270**

Share-Based Remuneration Arrangements

An option scheme was available for the Board of Management and senior management. In 2005 this scheme has been replaced by a share plan. Pursuant to the allocation of option rights in 2003, 22 persons still have option rights to a total of 62,500 shares in the company as at 31 December 2007. The nominal amount of the shares which are claimable under the option scheme equals per that date € 15,625.00.

Share-Based Management Remuneration Arrangements

In 2003 the last share options were granted under the conditions of the past option scheme. This share option series has expired in February 2008.

In 2007 the existing long-term bonus for some of the management was converted from a share plan to a new reward plan ("Phantom plan"). Participants in this new plan are awarded a provisional cash payment every year. Depending on the TSR of CSM compared with the peer group and developments in the price of CSM shares, the actual gross amount is determined and paid three years after the provisional amount has been awarded.
The provisional awards granted under the share plan in 2006 were assimilated in this new Phantom plan in 2007.

In 2007 CSM introduced a Share Buying Program for managers who also participate in the Phantom plan. The participants are awarded a cash payment worth 30% of the shares purchased by them in the course of a calendar year. The gross payment takes place on 1 October of the year following the calendar year in which the said shares were acquired.

Every year some members of CSM senior management receive a package of CSM shares worth 9.5% of their fixed basic salary (Commitment Award). They may sell as many shares as are necessary to pay the income tax obligations. The acquired shares should be held until the end of employment at CSM.

Movements in Number of Outstanding Options on Shares

Year of allocation	Outstanding as at 31.12.2006	Exercised in 2007	Expired in 2007	Outstanding as at 31.12.2007	Exercise price	Expiration date
Board of Management*						
2003	28,600	28,600			€ 19.97	03-02-2008
Senior management						
2002	32,800	32,800			€ 22.30	29-01-2007
2003	104,000	41,500		62,500	€ 19.97	03-02-2008
Subtotal	**136,800**	**74,300**		**62,500**		
Total	**165,400**	**102,900**		**62,500**		

* including former members of the Board of Management

(Former) members of the Board of Management exercised options at an average share price of € 23.98 in 2007.

Movements in Total Number of Outstanding Unvested Shares

Year of allocation	Oustanding as at 31.12.2006	Allocated in 2007	Expired in 2007	Oustanding as at 31-12-2007
Board of Management				
2005	57,865			57,865
2006	52,118		11,719	40,399
2007		35,104		35,104
Subtotal	**109,983**	**35,104**	**11,719**	**133,368**
Senior Management				
2006	63,611		63,611	-
Total	**173,594**	**35,104**	**75,330**	**133,368**

Movements in Total Number of Outstanding Blocked Commitment Award Shares

Year of allocation	Oustanding as at 31.12.2006	Allocated in 2007	Expired in 2007	Oustanding as at 31-12-2007
Board of Management	6,465	5,682		12,147
Senior management	9,919	6,543	3,397	13,065
Total	**16,384**	**12,225**	**3,397**	**25,212**

Total Number of Blocked Shares Share Buying Program

Year of allocation	Number as at 31.12.2006	Bought in 2007	Not blocked in 2007	Number as at 31-12-2007
Senior Management				
2006	3,403	1,752	2,553	2,602
2007		11,881		11,881
Total	**3,403**	**13,633**	**2,553**	**14,483**

Valuation Allocated Shares

The fair value of a performance-related share as at the allocation date was € 28.27 (2006: € 24.59) in 2007. It is estimated using the Black & Scholes model and the assumptions below. The performance criteria mentioned in the arrangements are not used.

millions of euros

	2007	2006
Risk-free interest rate	3.35%	4.16%
Expected dividend gains	0	0
Expected volatility in share price	15%	15%
Term	3 years	3 years

Other Reserves

	Movements in Legal Reserves				
	Translation reserve	**Hedge reserve**	**Develop-ment-costs**	**Option reserve**	**Total**
As at 1 January 2006	**13.4**	**-15.3**	**1.0**	**0.6**	**-0.3**
• Net investment hedge					
Exchange rate differences foreign currency loan	27.0				27.0
Tax effect	-2.9				-2.9
• Translation difference foreign group companies	-54.0				-54.0
Tax effect	19.2				19.2
• Cash flow hedge Fluctuations in fair value derivatives		24.2			24.2
Tax effect		-7.5			-7.5
• Options				0.7	0.7
• Movement in capitalization of development costs			0.8		0.8
As at 31 December 2006	**2.7**	**1.4**	**1.8**	**1.3**	**7.2**
• Net investment hedge					
Exchange rate differences foreign currency loan	42.9				42.9
Tax effect	-15.6				-15.6
• Translation difference foreign group companies	-56.2				-56.2
Tax effect	26.8				26.8
• Cash flow hedge Fluctuations in fair value derivatives		-7.1			-7.1
Tax effect		1.9			1.9
• Options				0.6	0.6
• Movement in capitalization of development costs			0.8		0.8
As at 31 December 2007	**0.6**	**-3.8**	**2.6**	**1.9**	**1.3**

In specific circumstances legal reserves must be created in accordance with Part 9, Book 2 of the Dutch Civil Code. The legal reserves comprise the translation reserve, hedge reserve, and development costs reserve. If a legal reserve has a negative value no payments can be made from the other reserves up to the level of the negative value(s).

millions of euros

19. PROVISIONS

	As at 31.12.2007	As at 31.12.2006
Pensions and early retirement schemes	80.3	90.2
Long-term personnel commitments	8.4	9.1
Reorganization and restructuring	31.4	24.7
Other	11.5	11.2
Total	**131.6**	**135.2**

Movements in provisions	Long-term personnel commit-ments	Reorgani-zation and restruc-turing	Other	Total
As at 1 January 2007	**9.1**	**24.7**	**11.2**	**45.0**
Addition charged to result	1.4	24.6	3.5	29.5
Release credited to result	-0.2	-4.9	-1.0	-6.1
Withdrawal for intended purpose	-1.8	-12.1	-2.1	-16.0
Exchange rate differences	-0.1	-0.9	-0.1	-1.1
As at 31 December 2007	**8.4**	**31.4**	**11.5**	**51.3**

Long-Term Personnel Commitments
Long-term personnel commitments relate mainly to anniversary commitments, severance pay, past-service commitments, and health insurance.

Reorganization and Restructuring
The addition charged to the result in respect of the Reorganization and Restructuring provision relates mainly to the reorganizations at PURAC Nederland, H.C. Brill and Délices de la Tour. For more information about reorganizations and restructuring, see Section 1, exceptional items.
The withdrawals relate primarily to Délices de la Tour and the merger of a number of American entities.

Other Provisions
The other provisions relate to loss-making contracts and legal disputes, amongst others. The main items concern a provision for unoccupied office space in Diemen, the Netherlands, and a dispute in connection with the bankruptcy of a former subsidiary.

The provisions for Pensions and Early Retirement Schemes and Long-Term Personnel Commitments can be considered long-term. The Reorganization and Restructuring and Other provisions are short-term commitments.

millions of euros

20. PENSIONS

	As at 31.12.2007	As at 31.12.2006
Present value of pension commitments	526.8	639.3
Fair value of plan assets	-529.4	-617.6
Balance	**-2.6**	**21.7**
Unrecognized actuarial gains/losses	53.5	53.3
Unrecognized past-service pension costs	-2.2	-2.4
Off-balance-sheet asset	31.6	17.6
Net liability	**80.3**	**90.2**

The unrecognized actuarial losses and gains are due to the level of the corridor, which is within the bandwidth of 10% of the greater of the pension plan commitment and the fair value of the plan assets within which unrecognized actuarial results are recognized.

Two pension funds showed surpluses as at 31 December 2007. As these are not immediately available to CSM the asset has not been recognized in the balance sheet, except for the premiums for 2008.

Breakdown of the pension costs in respect of defined benefit pension plans in the profit and loss account:

Pension Costs	2007	2006
Current service costs	15.8	17.7
Interest charges	27.0	27.0
Expected return on plan assets	-34.0	-31.9
Actuarial gains/losses	-7.9	0.9
Past-service costs	0.2	5.4
Gains from significant curtailments	-4.6	-8.8
Gains from significant settlements	-3.7	-
Contribution by employees	-1.6	-1.8
Movement in unrecognized asset	14.0	2.2
Total pension costs	**5.2**	**10.7**

The gain from significant curtailments is the result of changes to pension plans at CSM Nederland, PURAC biochem and Carels Goes. The gain from significant settlements relates to a favorable result due to the transfer of senior management to an insurance company and the transfer of pension funds of a former CSM subsidiary.

The pension costs are recognized in the profit and loss account as follows.

	2007	2006
Production costs	4.4	1.6
Warehousing and distribution costs	0.2	0.1
Selling expenses	0.6	0.9
Research & Development	0.9	-
General and administrative expenses	-0.9	8.1
Total	**5.2**	**10.7**

millions of euros

Movements in Pension Commitments

	2007	2006
As at 1 January	**639.3**	**650.5**
Reclassification of CSM Sugar as liabilities held for sale		-1.1
Current service costs	15.8	17.7
Interest charges	27.0	27.0
Pension payments	-32.1	-32.9
Past-service costs		7.8
Actuarial gains	-43.2	-20.6
Significant curtailments	-4.6	-8.8
Significant settlements	-67.9	
Exchange rate differences	-7.5	-0.3
As at 31 December	**526.8**	**639.3**

The significant settlements item relates mainly to a movement due to terminated pension accrual by the active participants of CSM Sugar.

Movements in Fair Value of Plan Assets

As at 1 January	**617.6**	**562.1**
Expected return on plan assets	34.0	31.9
Pension payments	-27.0	-25.4
Employer / employee contribution	12.5	12.7
Actuarial gains/losses	-19.7	36.1
Significant settlements	-80.8	
Exchange rate differences	-7.2	0.2
As at 31 December	**529.4**	**617.6**

The significant settlements item relates to movements due to the transfer of pension rights plus surplus value of the active participants in the CSM Sugar pension fund to Cosun and the value transfer of pension funds of a former CSM subsidiary. ·

The plan assets include collateral (approximately 50% - equity instruments such as shares and indirect property) and fixed rate securities (approximately 50% - debt funding instruments such as bonds). The ratio between collateral and fixed rate securities was more or less the same in 2006.

The main weighted average actuarial assumptions:

	2007	2006
Discount rate	4.25 – 6%	4% - 5.5%
Expected return on plan assets	4.8 – 8%	4.6% - 8%
Future salary increases	2.1 – 4%	1.8% - 5%
Inflation	2.0 – 3.5%	1.8% - 6%

The actual return on plan assets was € 14.2 million (2006: € 68.0 million).

millions of euros

21. DEFERRED TAX

Breakdown of deferred tax assets and liabilities:

	2007	2006
Deferred tax liabilities	43.1	82.1
Deferred tax assets	-57.3	-49.6
As at start of financial year	**-14.2**	**32.5**
Tax charge in profit and loss account	28.4	-55.5
Translation differences foreign group companies		3.1
Acquisition/sale of group companies	5.1	10.0
Tax charge movements in shareholders' equity	-12.5	-4.3
As at close of financial year	**6.8**	**-14.2**
Deferred tax liabilities	50.4	43.1
Deferred tax assets	-43.6	-57.3
As at close of financial year	**6.8**	**-14.2**

Breakdown of deferred tax assets and liabilities by type:

	31 december 2007		31 december 2006	
	Deferred tax assets	**Deferred tax liabilities**	**Deferred tax assets**	**Deferred tax liabilities**
PPE	-15.3	26.8	-2.7	37.7
Intangible fixed assets	-10.3	49.8	-12.1	39.5
Current assets/liabilities	-10.7	3.1	-7.9	6.1
Tax loss carry forward	-23.8		-25.5	
Provisions	-20.2	2.6	-20.8	0.6
Exchange rate differences loans		0.3	-31.1	
Financial instruments		0.3	-19.7	0.3
Other		4.2	-1.0	22.4
	-80.3	**87.1**	**-120.8**	**106.6**
Netting	36.7	-36.7	63.5	-63.5
Total	**-43.6**	**50.4**	**-57.3**	**43.1**

The short-term part of deferred tax assets and tax liabilities, after write-down and netting with the short-term part of deferred tax liabilities, amounts to € 13.1 million (2006: € 24.9 million) and € 0 (2006: € 0.8 million) respectively.

Depending on the term of anticipated realization of deferred tax assets and liabilities, these are netted. This may be the case for a legal entity or for a group of legal entities which are considered one fiscal entity. After netting deferred tax assets and liabilities these are assessed and the possibilities of future realization analyzed. This may result in full or partial write-down of the relevant tax asset or liability.

millions of euros

Breakdown of deferred taxes due to tax loss carry forward:

	2007	2006
Total tax loss carry forward	183.5	139.8
Tax loss carry forward not qualified as deferred tax asset	-69.7	-29.5
Tax loss carry forward qualified as deferred tax asset	**113.8**	**110.3**
Average tax rate	20.95%	23.13%
Deferred tax asset	**23.9**	**25.5**

The underlying losses are recoverable without limitations in the future and are mainly related to France (€ 7 million), Germany (€ 7 million) and Thailand (€ 3 million).

Breakdown of the tax charge arising from deferred tax assets and liabilities in the profit and loss account, by type:

Property, plant & equipment	-20.8	-2.0
Intangible fixed assets	6.4	8.1
Current assets/liabilities	-2.5	-4.1
Tax loss carry forward	-1.3	-3.1
Provisions	-3.5	-37.0
Exchange rate differences loans	40.7	-0.4
Financial instruments	21.2	-18.3
Other	-11.8	1.3
Total	**28.4**	**-55.5**

Current tax liabilities comprise an assessment of € 42.6 million including fine from a foreign tax authority. Currently, this assessment is being discussed with the relevant authority.

The Dutch tax authorities announced in June 2007 that they will impose a dividend tax assessment for CSM nv's 2006 share repurchase program. The assessment of € 14.8 million has not yet been imposed and will be disputed by CSM. CSM does not expect it to lead to a cash outflow.

Current tax liabilities and deferred tax liabilities include a € 11.4 million provision in connection with a dispute with a foreign tax authority. A claimed deduction in the 2004 tax statement is in dispute.

millions of euros

22. NON-CURRENT LIABILITIES

	As at 31.12.2007	As at 31.12.2006	Effective interest % As at 31.12.2007	Effective interest % As at 31.12.2006	Average term in years As at 31.12.2007	Average term in years As at 31.12.2006
Cumulative financing preference shares	-	70.0		6.26		7.0
Owed to credit institutions	398.9	503.8	5.15	4.84	4.5	2.1
Financial lease commitments	1.5	1.7	3.66	3.8	4.1	4.7
Derivatives	83.2	80.3	4.36	4.1	3.8	4.8
Other debts	0.9	1.0	0.01	4.0	7.9	8.9
Total	**484.5**	**656.8**				
Weighted average			5.0	5.0	4.4	3.1

The weighted average of the term has been calculated on the basis of the remaining terms of the individual loans.

Repayments due within 12 months of the close of the report year are not included in the above amounts but are recognized in interest-bearing current liabilities.
Repayments due after five years or more on debts owed to credit institutions, the derivatives and the financial lease commitments amount to € 0.9 million.

The fair value of the main long-term loans is as follows:

	Balance sheet value as at 31.12.2007	Fair value as at 31.12.2007	Balance sheet value as at 31.12.2006	Fair value as at 31.12.2006
Cumulative financing preference shares	-	-	70.0	80.9
Owed to credit institutions	398.9	402.4	503.8	506.4

Cumulative Financing Preference Shares
For more information on the cumulative financing preference shares see the notes to shareholders' equity in Section 18.

Owed to Credit Institutions
All debts owed to credit institutions are expressed partly in euros and partly in US dollars, and are subject to variable interest rates. As at 31 December 2007 € 398.9 million of the credit facilities were withdrawn (31 December 2006: € 503.8 million), € 100 million of which in euros and € 298.9 million in US dollars (=US$ 440 million). The liability of US$ 440 million is seen as a net investment hedge for all US$ companies. Hence, exchange rate differences in respect of this liability are charged to the translation reserve in equity. Part of the US dollar liability (US$ 380 million) has been converted from a variable to a fixed interest rate using interest swaps. In addition, CSM entered into a cancelable interest rate swap with a nominal value of US$ 60 million which can be canceled by the bank within one year of the start date.
The remaining part of debts has variable interest rates. A 1% change in the interest rate will have an effect of about € 0.7 million on the result after taxes.

Derivatives
In 2006, CSM opted for early repayment of a US$ 225 million loan. However, this loan had been replaced by a euro financing facility with a fixed annual interest rate of 6.1% using an interest and currency swap. The swap had a nominal value of US$ 225 million (€ 249.9 million) and a term from 10 October 2001 up to and including 10 October 2011. In mid-December 2005 CSM offset this swap and terminated the hedge relation with the US dollar loan. The

millions of euros

offsetting swap has a nominal value of US$ 225 million (€ 187.3 million), a fixed euro interest rate of 4.7%, and a term from 19 December 2005 up to and including 10 October 2011. No hedge accounting is applied to both swaps. The fair value of the swaps as at 31 December 2007 is € 75.8 million negative (31 December 2006: € 80.3 million negative) and is recognized in non-current liabilities.

23. INTEREST-BEARING CURRENT LIABILITIES

			Effective interest %	
	As at 31.12.2007	As at 31.12.2006	As at 31.12.2007	As at 31.12.2006
Owed to credit institutions	7.0	12.0	4.77	3.91
Financial lease commitments	0.1	0.1	3.86	8.79
Other debts	1.2	3.5	4.28	3.54
Derivatives	0.5			
Total	**8.8**	**15.6**		
Weighted average			4.69	3.86

Forward Currency Contracts

In the course of its ordinary business activities CSM engages in forward currency contracts and currency swaps in order to hedge risks arising from purchase and sales deals and/or commitments from current purchase and sales contracts.

Valued at fair value the forward currency contracts are recognized in the balance sheet as follows:

	As at 31.12.2007	As at 31.12.2006
Receivables	1.7	-
Current liabilities	-	-1.2
	1.7	**-1.2**

Hedge accounting is being applied to these contracts, so any unrealized fluctuations in the fair value are deferred in the hedge reserve of equity until the underlying hedged transaction is recognized in the result. All forward currency contracts expire within a year.

Besides US$ 440 million owed to credit institutions CSM entered into currency swaps worth US$ 155 million which are seen as a net investment hedge for all US dollar companies. Exchange rate differences arising from these currency swaps are therefore charged to the translation reserve in equity.
The fair value of these currency swaps was € 2.8 million positive as at 31 December 2007 and is recognized in financial fixed assets.
With a view to the investment in Thailand CSM entered into a forward currency contract worth Thai baht 1 billion. The fair value of this contract was € 0.9 million negative as at 31 December 2007 and is recognized in non-current liabilities.

24. ACQUISITIONS

On 22 January 2007 CSM acquired the meat preservation operations of Wilke Resources (Kansas, US) for € 4.0 million. The acquired activities have been fully integrated into PURAC's North American operations. The acquired assets of Wilke Resources include primarily the customer base and stocks.

On 30 January 2007 CSM acquired ADM's (Archer Daniels Midland) operations in bread improvers, bakery mixes and monoglycerides for € 40.3 million. Its product range fits in perfectly with the current portfolio of Caravan Ingredients. The acquired ADM assets include primarily the customer base, patents and stocks.
On 12 June 2007 an agreement was reached on the acquisition of Titterington's (US), effective as at 11 June 2007, for

millions of euros

€ 17.2 million. Titterington's is a leading supplier of thaw-and-serve products such as scones, muffins, and cakes to the food service and out-of-home segment. This acquisition fits in excellently with CSM's growth strategy in the out-of-home segment. Titterington's will be integrated into the Bakery Supplies North America division.

On 7 August 2007 CSM acquired Kate's Cakes (UK) for € 52.3 million. Kate's Cakes is a successful supplier of premium cakes, muffins, cookies and desserts to out-of-home markets. The company realized strong growth in the past years. The acquisition will further accelerate CSM's growth in the out-of-home segment.

Breakdown of acquired assets and liabilities, including goodwill (based on a provisional allocation):

	Book value before acquisition 2007	Fair value adjustment	Fair value acquisition 2007
Property, plant & equipment	5.8		5.8
Intangible fixed assets		59.5	59.5
Stocks	4.0		4.0
Receivables	5.8		5.8
Cash and cash equivalents	2.5		2.5
Trade payables and other non-interest-bearing current liabilities	-4.2		-4.2
Deferred tax liabilities	-0.6	-8.8	-9.4
Net identifiable assets and liabilities	**13.3**	**50.7**	**64.0**
Goodwill	12.2	37.6	49.8
Acquisition price	**25.5**	**88.3**	**113.8**

	Amount	Amortization rate
Customer base	44.9	7-10%
Brands and licenses	14.6	5-10%
Total	**59.5**	

Breakdown of the acquisition price:

Payment in cash	88.9
Repayment of loan	19.1
Earn-out commitment	4.9
Other costs	0.9
Total	**113.8**
Acquired cash and cash equivalents	-2.5
Earn-out commitment	-4.9
Net cash outflow	**106.4**

millions of euros

The table below shows the pro-forma result of CSM if the acquisitions had been made as at 1 January 2007.

	CSM	Proforma adjustment full-year effect	Proforma CSM
Net sales	2,485.6	31.0	2,516.6
Operating result	59.8	2.1	61.9
Result after taxes from continuing operations	56.1		56.1
Earnings per share	0.82		0.82

The proforma adjustments per entity are;

	Wilke Resources 22.01.2007	ADM 30.01.2007	Titterington's 11.06.2007	Kate's Cakes 07.08.2007
Net sales	0.4	2.8	9.1	18.7
Operating result		0.3	0.5	1.3
Result after taxes from continuing operations		0.1	0.1	-0.2

The pro-forma adjustments comprise net sales, operating result and result after taxes from continuing operations of the acquired companies from 1 January 2007 until the acquisition date. As CSM used own resources to pay for the acquisitions the pro-forma adjustments do not include external financing costs. The pro-forma adjustments reflect the effect of the fair value adjustments for the period from 1 January 2007 until the acquisition date. One-off integration costs due to the acquisition have also been eliminated.

Breakdown of the acquired assets and liabilities including goodwill (based on provisional allocation):

	Wilke Resources 22.01.2007	ADM 30.01.2007	Titterington's 11.06.2007	Kate's Cakes 07.08.2007
Property, plant & equipment			0.6	5.2
Intangible fixed assets	3.6	17.7	7.0	31.2
Stocks	0.4	1.9	0.5	1.2
Receivables			1.6	4.2
Cash and cash equivalents			0.1	2.4
Trade payables and other non-interest-bearing current liabilities			-0.7	-3.5
Deferred tax liabilities				-9.4
Net identifiable assets and liabilities	**4.0**	**19.6**	**9.1**	**31.3**
Goodwill		20.7	8.1	21.0
Acquisition price	**4.0**	**40.3**	**17.2**	**52.3**

millions of euros

Breakdown of the acquisition price:

	Wilke Resources 22.01.2007	ADM 30.01.2007	Titterington's 11.06.2007	Kate's Cakes 07.08.2007
Cash payment	1.7	40.2	17.1	29.9
Repayment loan				19.1
Earn-out commitment	2.2			2.7
Other costs	0.1	0.1	0.1	0.6
Total	**4.0**	**40.3**	**17.2**	**52.3**

25. FINANCIAL INSTRUMENTS

General

CSM uses various financial instruments in order to secure an optimal financing structure. It does so in accordance with a financial policy approved by the Board of Management.

Currency Risk Management

Currency risk management distinguishes between translation risks and transaction risks.

The translation risk arises because CSM is active on the international market, which means that it is exposed to risks arising from currency fluctuations, particularly in the US dollar, Brazilian real, Thai baht, and GB pound.

In principle, CSM applies the matching principle. This means that capital employed in foreign operations is financed using the country's currency in order to avoid wide fluctuations due to translation effects.
For practical reasons a specific limit is defined for each currency. Currency translation risks above this limit are hedged using a net investment hedge.

CSM does not hedge translation risks in respect of operational results. This means that currency fluctuations particularly in the US dollar can have a material effect on CSM's profit and loss account. Translation effects of the operational result are partially hedged by the interest paid on the US dollar loan.

The currency transaction risk arises in the course of ordinary business activities. CSM uses forward currency contracts and currency swaps in order to hedge the risk arising from purchase and sales deals and/or commitments from current purchase and sales contracts. Transactions that are highly probable are fully hedged and included in cash flow hedge accounting. Other reasonably probable transactions are partially hedged. For practical reasons a specific limit is defined for each currency.

Sensitivity Analysis

Breakdown of the net amount of unhedged risk (translation risk and transaction risk) for each currency as at 31 December 2007 (millions of euros):

	Net risk position	
Currency	**2007**	**2006**
• US dollar	2.3	68.9
• GB pound	90.0	48.8
• Brazilian real	48.1	53.2
• Thai baht	78.1	30.8

millions of euros

Out of the various divisions the results of PURAC (transaction and translation effects) and CSM Bakery Supplies North America (translation effect) are most exposed to the effect of fluctuations in the US dollar. A fall of US$ 0.01 in the exchange rate of the US dollar against the euro would have a net negative impact of approximately € 0.6 million on net profit.

Interest Risk Management

Interest rate swaps and forward interest rate contracts are used to adjust the nature of the interest rate and currency of long-term financing to fit the desired risk profile. Periodically, the Board of Management makes an assessment as to whether the fixing of the long-term financing still meets the desired risk profile.
As the interest rate has been fixed (5.0% on average) for all the CSM long-term debt (approximately € 485 million) for a period of on average 4.4 years, the interest risk is limited.

CSM entered into interest rate swaps to hedge the variable interest risk of part of the US$ 440 million debt owed to credit institutions. The fair value of those swaps was € 6.5 million negative as at 31 December 2007 (31 December 2006: € 1.0 million positive) and is recognized in financial commitments (2006 in financial fixed assets). Except for the cancelable interest rate swap hedge accounting is applied to these interest rate swaps. Further analysis is found in the section on hedge transactions.

Sensitivity Analysis

If the interest rate would increase by 50 basis points the net result would be impacted by € 1.1 million and equity by € 5.2 million. This sensitivity analysis takes account of the change in the fair value of the interest swaps and the effect of the variable interest loans and receivables on cash flows.

millions of euros

31 December 2007	Hedge Accounting profit or loss	Fair value through profit or loss	Loans and receivables	Other debts	Total	Fair value
Classes						
Financial fixed assets						
Loans			7.3		7.3	7.3
Loans non-interest bearing			3.8		3.8	3.8
Receivables						
Trade receivables			293.1		293.1	293.1
Other receivables			16.9		16.9	16.9
Prepayments and accrued income			15.6		15.6	15.6
Cash						
Deposits						
Cash other			37.7		37.7	37.7
Interest bearing liabilities						
Owed to credit institutions				107.0	107.0	107.4
Owed to credit institutions (net investment hedge)				298.9	298.9	302.1
Financial lease commitments				1.6	1.6	1.6
Other debts				2.1	2.1	2.1
Derivatives						
Interest rate swaps (cash flow hedges)	-6.2				-6.2	-6.2
Foreign exchange contracts	1.7				1.7	1.7
Exchange swaps US$ (net investment hedge)	2.8				2.8	2.8
Cancelable interest rate swap		-0.3			-0.3	-0.3
Cross currency interest swap		-76.3			-76.3	-76.3
Exchange swap THB	0.9				-0.9	-0.9
Total	**-2.6**	**-76.6**	**374.4**	**409.6**	**704.8**	**708.4**

Fair values are determined as follows:

- The fair value of financial fixed assets does not significantly deviate from the book value.
- The fair value of receivables equals the book value because of their short-term character.
- Currency and interest derivatives are measured on the basis of the present value of future cash flows over the remaining term of the contracts, using the bank interest rate (such as euribor) as at the report date for the remaining term of the contracts. The present value in foreign currencies is converted using the exchange rate applicable as at the report date.
- Market quotations are used to determine the fair value of debt owed to credit institutions and other debts. As there are no market quotations for most of the loans the fair value of short- and long-term loans is determined by discounting the future cash flows at the yield curve applicable as at 31 December.
- Financial lease commitments: the fair value is estimated at the present value of the future cash flows, discounted at the interest rate for similar contracts which is applicable as at the balance sheet date. This fair value equals the book value.
- Given the short-term character, the fair value of trade receivables and payables equals the book value.
- Cash and cash equivalents are measured at nominal value which, given the short-term and risk-free character, corresponds to the fair value.

millions of euros

Hedge Transactions

Amount of € -3.8 million in hedge reserve (see note 18) relates to hedging of risks arising from future purchase and sales deals and/or commitments from current purchase and sales contracts amounting to € 42 million. The phased release of this amount will take place during the current year. The remainder relates to an interest payment hedge using an interest rate swap. This amount will be released between now and 2015, matching the release to the interest payments. Effectively, only the fixed hedged interest level will remain in the profit and loss account.

In the past year no cash flow hedges were terminated due to changes to the expected future transaction. No ineffective parts were recorded in respect of the net investment hedge and cash flow hedge.

Receivables from derivatives:

	Short < 1 jaar		Long > 1 jaar	
	31.12.2007	**31.12.2006**	**31.12.2007**	**31.12.2006**
Derivatives used as hedge instrument in cash flow hedge relations				
Forward currency contracts	1.7	1.4		2.1
Interest rate swaps				1.0
Derivatives used as hedge instrument in net investment hedge relations				
Forward currency contracts			2.8	
Total	**1.7**	**1.4**	**2.8**	**3.1**

Receivables from derivatives:

	Short < 1 jaar		Long > 1 jaar	
	31.12.2007	**31.12.2006**	**31.12.2007**	**31.12.2006**
Derivatives used as hedge instrument in cash flow hedge relations				
Forward currency contracts		1.2	0.9	
Interest rate swaps			6.2	
Total derivatives in hedge relation	**-**	**1.2**	**7.1**	**-**
Derivatives not used in a hedge relation with value change through profit and loss				
Interest rate swaps	0.5		75.8	80.3
Other			0.3	
Total derivatives through profit and loss	**0.5**	**-**	**76.1**	**80.3**
Total liabilities derivatives	**0.5**	**1.2**	**83.2**	**80.3**

millions of euros

Liquidity Risk

Liquidity risk is the risk of CSM not being able to obtain sufficient financial means to meet its obligations in time. Periodically, the Board of Management evaluates liquidity for the next 12 months.
In 2007, CSM took out a 5-year credit facility for € 700 million to replace an existing facility. The committed credit facilities at CSM's long-term disposal amounted to € 700 million as at 31 December 2007.
As at 31 December 2007 € 389.9 million were withdrawn.

The main conditions for the credit facility:
- the ratio of net debt position divided by EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") may not exceed the factor 3.5 (2006: 3)
- a minimum interest cover of 3.5.

These conditions were met during 2007 and as at 31 December 2007 (as at 31/12/2006 the then applicable conditions were met).

To provide insight into the liquidity risk the table below shows the contractual terms of the financial obligations (converted at balance sheet rate), including interest paid.

The table below analyzes CSM's financial obligations which will be settled on a net basis, according to relevant expiration dates, based on the remaining period from the balance sheet date to the contractual expiration date. The amounts shown are contractual non-discounted cash flows.

	Effective interest %	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
At 31 December 2007					
Owed to credit institutions	5.15	7.0	398.9		405.9
Financial lease commitments	3.66	0.1	1.5		1.6
Interest rate swaps (cash flow hedges)	4.36	8.0	75.2		83.2
Other debts	4.00	1.2		1.0	2.2
Trade receivables		227.6			227.6
Other non-interest bearing current liabilities		118.5			118.5
Total		**362.4**	**475.6**	**1.0**	**839.0**
At 31 December 2006					
Cumulative financing preference shares	6.26			70.0	70.0
Owed to credit institutions	4.84	12.0	503.8		515.8
Financial lease commitments	3.80	0.1	1.7		1.8
Interest rate swaps (cash flow hedges)	4.10	6.1	74.2		80.3
Other debts	4.00	3.5		1.0	4.5
Trade payables		192.2			192.2
Other non-interest bearing current liabilities		128.2			128.2
Total		**342.1**	**579.7**	**71.0**	**992.8**

millions of euros

Credit Risk Management

CSM runs a credit risk in relation to financial instruments. This risk consists of the losses that would be incurred if the other party were to default on its contractual obligations. In respect of disbursed loans, other receivables and cash and cash equivalents the maximum credit risk equals the book value (see notes 13, 15 and 16). In respect of derivatives it equals the fair value shown in the table above.

Given the credit rating that it requires of its partners (at least single A) CSM has no reason to assume that they will not honor their contractual obligations. Therefore, the actual credit risk is virtually nil at today's insights.

The credit risk associated with trade receivables is managed by the local finance manager. Periodically, each division reports the expired credit terms and the movements in the provisions for trade receivables to the Board of Management. The maximum credit risk in respect of trade receivables is € 303.9 million (2006: € 294.4 million).

Trade receivables are not interest-bearing and generally have an average term of credit of 30-90 days. The impairment provision is based on expired terms of credit in the past. The trade receivables item includes an amount of € 74.1 million in receivables with expired terms of credit which are expected to be received and are therefore not provided for.

Breakdown of expired credit terms

	Total	<30 days	30-60 days	60-90 days	>90 days
BSEU	34.4	19.8	6.6	3.0	5.0
BSNA	26.6	10.6	7.9	2.5	5.6
PURAC	13.1	9.4	2.2	1.0	0.5
Total	**74.1**	**39.8**	**16.7**	**6.5**	**11.1**

Movements in trade receivables impairment provision

	2007	2006
As at 1 January	**11.3**	**14.4**
Additions	1.3	1.5
Use	-1.4	-4.1
Acquisition / divestment	-0.1	
Exchange rate differences	-0.3	-0.5
As at 31 December	**10.8**	**11.3**

The additions and use of the trade receivables impairment provision are recognized as general and administrative expenses.

millions of euros

26. OFF-BALANCE-SHEET FINANCIAL RIGHTS AND COMMITMENTS

Financial Commitments

As at 31 December 2007 the nominal value of future commitments from operational lease contracts for property, plant & equipment was € 68.3 million (2006: € 62.4 million), of which € 11.0 million within one year, € 31.1 million between 1 and 5 years, and € 26.2 million after 5 years.

Short-Term Commitments

The purchase commitments from current orders for property, plant & equipment, raw materials and packaging stood at € 352.3 million as at 31 December 2007 (2006: € 237.1 million).

Contingent Commitments

Guarantees

Third-party guarantees amounted to € 20.8 million as at 31 December 2007 (2006: € 64.8 million). No significant future losses are expected from these guarantees.

Fiscal Entity CSM

CSM and a number of subsidiaries in the Netherlands are part of fiscal entities for corporate income and value added taxes. During the period the companies are part of a fiscal entity they are jointly and severally liable for the liabilities of the fiscal entity.

27. EVENT AFTER BALANCE SHEET DATE

BakeMark Deutschland Reorganization

On 11 January 2008 CSM announced its intention to relocate the artisan support organization in Bremen to Bingen and merge it with the existing support organization in Bingen, bringing it together with the Bakery Ingredients Innovation Center in that city. The reorganization is expected to be completed by the end of 2008. Total reorganization charges amount to approximately € 10 million.

Notes to the Consolidated Cash Flow Statement

The consolidated cash flow statement is drawn up using the indirect method. The items in the consolidated profit and loss account and the balance sheet have been adjusted for changes that do not influence cash inflow and outflow in the report year. Working capital consists of stocks and receivables minus non-interest-bearing debts, excluding payable dividend, interest and income tax. The cash flow from the acquisition of group companies consists of the acquisition price of the acquired companies minus their cash and cash equivalents.
The cash flow from the sale of group companies consists of the selling price of the divested companies minus their cash and cash equivalents.
The interest-bearing debts consist of non-current and current liabilities.
The effects of exchange rate differences on cash and cash equivalents are presented separately.

Other Information

thousands of euros

Remuneration Policy Board of Management

For more information on the remuneration policy see the report of the Board of Management (pages 53 - 56).

The number of conditionally awarded shares for each member of the Board of Management is as follows:

	Granted in	Maximum number oustanding as at 31.12.2007	'At target' number oustanding as at 31.12.2007	Will vest in
G.J. Hoetmer	2005	57,865	51,910	2008
	2006	16,961	11,308	2009
	2007	14,840	9,893	2010
N.J.M. Kramer	2006	11,719	7,813	2009
	2007	10,132	6,754	2010
R.P. Plantenberg	2006	11,719	7,813	2009
	2007	10,132	6,754	2010
Total		**133,368**	**102,245**	

The movements in the number of shares awarded conditionally to members of the Board of Management are as follows:

	Maximum number oustanding as at 31.12.2006	Granted in 2007	Expired in 2007	With-drawn in 2007	Maximum number oustanding as at 31.12.2007
G.J. Hoetmer	74,826	14,840	-	-	89,666
N.J.M. Kramer	11,719	10,132	-	-	21,851
G.J. van Nieuwenhuyzen	11,719	-	-	11,719	-
R.P. Plantenberg	11,719	10,132	-	-	21,851
Total	**109,983**	**35,104**	-	**11,719**	**133,368**

The number of blocked shares in Commitment Award for each member of the Board of Management is as follows:

	Number as at 31.12.2006	Awarded in 2007	Expired in 2007	Number as at 31.12.2007
Board of Management				
G.J. Hoetmer	2,121	2,402	-	4,523
N.J.M. Kramer	1,448	1,640	-	3,088
G.J. van Nieuwenhuyzen	1,448	-	-	1,448
R.P. Plantenberg	1,448	1,640	-	3,088
Total	**6,465**	**5,682**	-	**12,147**

thousands of euros

Breakdown of the remuneration for the Board of Management:

	Fixed salary		Variable salary		Total salary		Pension and other provisions		T	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2**
G.J. Hoetmer	564	554	220	367	784	921	217	211	1,001	1
N.J.M. Kramer	385	380	150	252	535	632	132	129	667	
G.J. van Nieuwenhuyzen*	127	380	65	190	192	570	1,313	129	1,505	
R.P. Plantenberg	385	380	131	252	516	632	168	166	684	
Totaal	**1,461**	**1,694**	**566**	**1,061**	**2,027**	**2,755**	**1,830**	**635**	**3,857**	**3.**

*Mr Van Nieuwenhuyzen resigned as board member as at 1 May 2007. The item "Pension and other provisions" for Mr Van Nieuwenhuyzen relates to the severance pay and his salary as former Board member for the period 1 May 2007 through 31 December 2007.

Remuneration for the Supervisory Board

Total remuneration for members and former members of the Supervisory Board in 2007 was € 0.3 million (2006: € 0.3 million). This is further specified in the table below.

	2007	**2006**
P. Bouw, Chairman (member of Remuneration Committee / Chairman of Nomination Committee)	66	66
M.P.M. de Raad, Vice-Chairman (Chairman of Remuneration Committee / member of Nomination Committee)	56	56
L.A.A. van den Berghe (member of Audit Committee)	46	46
R. Pieterse (Chairman of Audit Committee)	48	48
W. Spinner (member of Remuneration Committee / member of Nomination Committee / member of Audit Committee)	51	49
A.H.C.M. Walravens (member of Audit Committee)	-	15
Total	**267**	**280**

No loans or advance payments or any guarantees to that effect have been issued to the members of the Supervisory Board. None of the members of the Supervisory Board has shares in the company or any option rights relating thereto (as at 26 February 2008).

Corporate Balance Sheet

before profit appropriation, millions of euros

	Note	As at 31.12.2007	As at 31.12.2006
ASSETS			
Fixed assets			
Intangible fixed assets – goodwill		27.8	27.5
Financial fixed assets	28.	1,590.4	1,249.3
Deferred tax assets		-	19.1
Total fixed assets		**1,618.2**	**1,295.9**
Current assets			
Receivables		3.4	3.0
Tax assets		24.1	-
Cash and cash equivalents	29.	-	232.1
Total current assets		**27.5**	**235.1**
Total		**1,645.7**	**1,531.0**
LIABILITIES			
Ordinary share capital		17.3	18.2
Share premium reserve		76.0	7.1
Other reserves		1.3	7.2
Retained earnings		863.1	812.4
Shareholders' equity	30.	**957.7**	**844.9**
Deferred tax liabilities		0.5	
Non-current liabilities	31.	482.1	654.0
Total non-current liabilities		**482.6**	**654.0**
Interest-bearing current liabilities	32.	196.3	12.0
Non-interest-bearing current liabilities	33.	9.1	20.1
Total current liabilities		**205.4**	**32.1**
Total		**1,645.7**	**1,531.0**

Corporate Profit and Loss Account

	2007	2006
Result from group companies after taxes	159.9	80.3
Other income and charges after taxes	42.9	24.4
Result after taxes	**202.8**	**104.7**

Notes to the Corporate Financial Statements

millions of euros

General

The separate financial statements of CSM nv are drawn up in accordance with the principles referred to in Part 9, Book 2 of the Dutch Civil Code. By using the option in Section 2:362 (8) of the Dutch Civil Code the same accounting principles (including the principles for recognizing financial instruments as equity or debt) may be applied in the separate financial statements and the consolidated financial statements. Participations in group companies are valued on the basis of net asset value. Net asset value is determined by valuing assets, provisions and liabilities and calculating the result using the accounting principles applied in the consolidated financial statements (see page 58-64).

In compliance with Section 2:402 of the Dutch Civil Code the profit and loss account of CSM nv is presented in a summarized form as it is incorporated in the consolidated financial statements.

A list has been filed at the Amsterdam Trade Register setting out the data on the group companies as required under Sections 2:379 and 2:414 of the Dutch Civil Code.

28. FINANCIAL FIXED ASSETS

	As at 31.12.2007	As at 31.12.2006
Participations in group companies	575.2	478.0
Loans to group companies	1,097.6	769.4
Derivatives	2.8	3.1
Owed to/by group companies	-85.2	-1.2
Total	**1,590.4**	**1,249.3**

The balance of the participations in group companies and loans to group companies is positive in all participations of CSM nv.
Amounts owed to or by group companies are long-term.

	2007	2006
Movements in participations in group companies		
As at start of financial year	478.0	457.0
Paid-in capital	47.6	22.4
Sale of group companies	-	-13.3
Result of group companies	159.9	80.3
Dividend group companies	-105.1	-56.6
Exchange rate differences	-5.2	-11.8
As at close of financial year	**575.2**	**478.0**
Movements in loans to group companies		
As at start of financial year	769.4	824.8
Exchange rate differences	-40.5	-27.6
Disbursements	560.4	62.7
Repayments	-191.7	-90.5
As at close of financial year	**1,097.6**	**769.4**

29. CASH AND CASH EQUIVALENTS

The cash and cash equivalents were available and payable without notice in 2006.
At 31 December 2007 there were no cash and cash equivalent.

30. SHAREHOLDERS' EQUITY

See Movements in Shareholders' Equity – Consolidated Statement (page xx) and the notes to the consolidated balance sheet (Section 18).

31. NON-CURRENT LIABILITIES

	As at 31.12.2007	As at 31.12.2006
Owed to credit institutions	398.9	503.8
Cumulative financing preference shares	-	70.0
Derivatives	83.2	80.2
Total	**482.1**	**654.0**

See the notes to the consolidated balance sheet (Section 22).

32. INTEREST-BEARING CURRENT LIABILITIES

Owed to credit institutions	195.8	12.0
Derivatives	0.5	-
Total	**196.3**	**12.0**

See the notes to the consolidated balance sheet (Section 23).

33. NON-INTEREST-BEARING CURRENT LIABILITIES

Taxes and social insurance premiums	-1.4	7.2
Other debts and accruals and deferred income	10.5	12.9
Total	**9.1**	**20.1**

34. OFF-BALANCE-SHEET COMMITMENTS

Contingent Liabilities

Under Section 2:403 of the Dutch Civil Code the company accepts liability for the debts incurred by Dutch group companies. The relevant declarations have been filed for perusal at the office of the Trade Register within whose jurisdiction the group company falls.

35. PERSONNEL

On average, 3.3 personnel were employed by CSM nv in the Netherlands during 2007 (2006: 4 personnel).

Diemen, the Netherlands, 26 February 2008.

Supervisory Board

P. Bouw, Chairman
L.A.A. van den Berghe
R. Pieterse
M.P.M. de Raad
W. Spinner

Board of Management

G.J. Hoetmer, Chairman
N.J.M. Kramer
R.P. Plantenberg

Statutory Arrangement for Appropriation of Profit

The corporate Articles of Association lay down the following conditions regarding the appropriation of profit (summary).

ARTICLE 21.1

If possible, a dividend shall first be paid from the profit recorded in the adopted financial statements on each cumulative financing preference share in a specific series. This dividend shall be equal to a percentage calculated on the basis of the amount paid on the cumulative financing preference shares.

ARTICLE 21.4

If the profit is insufficient the dividend on the cumulative financing preference shares shall be paid from the company reserves, with the exception of the reserves which were formed as share premium reserve upon the issue of the cumulative financing preference shares. If the dividend cannot be paid from the company reserves, it shall be paid in arrear in the subsequent financial years.

ARTICLE 21.7

The Board of Management shall decide subject to the approval of the Supervisory Board which part of the profit is to be reserved after the above provisions have been applied. The remaining profit shall be at the disposal of the General Shareholders' Meeting.

ARTICLE 21.10

The General Shareholders' Meeting may decide upon a proposal by the Board of Management with the approval of the Supervisory Board to pay dividends to shareholders from the distributable equity.

PROPOSED APPROPRIATION OF PROFIT

millions of euros

	2007	2006
Result after taxes	202.8	104.7
Available for dividend payment to holders of cumulative financing preference shares (as of 7 May 2007)	2.8	
Proposed addition to the reserves	145.6	51.9
Available for dividend payment to holders of ordinary shares	54.4	52.8
Dividend of € 0.88 per ordinary share with a nominal value of € 0.25	54.4	52.8

The dividend proposal is stated in the Report of the Board of Management.

Auditor's report

Report on the financial statements

We have audited the accompanying financial statements 2007 of CSM nv., Amsterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2007, profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2007, the company profit and loss account for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of CSM nv. as at December 31, 2007, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of CSM nv. as at December 31, 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, 26 February 2008

Deloitte Accountants B.V.

G.M. Dekker

Report to Depositary Receipt Holders by Stichting Administratiekantoor CSM

General

During the report year, 1 January 2007 through 31 December 2007, the customary duties were performed for the administration of CSM ordinary shares against which depositary receipts of shares have been issued. These duties were performed by the Administrator, N.V. Algemeen Nederlands Trustkantoor ANT in Amsterdam.

On 25 April 2007 the General Shareholders' Meeting of CSM nv adopted the Supervisory Board approved proposal by the Board of Management to terminate the depositary receipt regime.
After the General Shareholders' Meeting a meeting of depositary receipt holders was held which passed the associated proposal to change the terms of administration.
The change to the CSM Articles of Association and the proposed change to the terms of administration were object of lengthy discussions between CSM and the Administratiekantoor. The Administratiekantoor agreed with the underlying principles of CSM's proposals. The higher attendance rates at meetings of shareholders in the past years and the increased involvement of a broad group of shareholders in the company help guarantee continuity in voting patterns, rendering obsolete the important role played by the Administratiekantoor.

The changed terms of administration and Articles of Association of the Administratiekantoor took effect on 7 May 2007. On the same date the issued depositary receipts of shares were converted to ordinary shares and no longer listed on Euronext Amsterdam.
Out of the 70,916,023 outstanding depositary receipts of shares as at 7 May 2007 70,898,637 depositary receipts of shares were converted to ordinary shares on that date. As at 31 December 2007 only 16,466 depositary receipts were not yet presented for conversion. In accordance with the law the Stichting will continue to exist up to and including 31 July 2009. Until that date depositary receipt holders who keep their certificates "at home" can still present them for conversion to shares in CSM.

The Board of the Administratiekantoor consisting of Messrs R.P. Voogd, Chairman, J.C. Jaakke and E.F. van Veen resigned on 1 July 2007.
As of that date the Stichting is managed by N.V. Algemeen Nederlands Trustkantoor ANT, Amsterdam.

CSM General Shareholders' Meeting

The Board of the Stichting attended the CSM General Shareholders' Meeting on 25 April 2007. The Administratiekantoor cast its votes for the shares against which depositary receipts of shares had been issued and whose holders neither attended the meeting nor sent representatives nor issued voting instructions.

As announced in the advertisement to convene the meeting, proxy voting rights were granted to all holders of depositary receipts of shares who were present or represented at the meeting. Depositary receipt holders could, if they wished, also issue voting instructions in advance to N.V. Algemeen Nederlands Trustkantoor ANT.

Ninety-two holders of – collectively – 34,413,034 depositary receipts of ordinary shares attended or were represented at the meeting.
Stichting Administratiekantoor CSM cast votes for 29,528,996 ordinary shares, equaling 42.9% of the total capital present or represented at the meeting. The Board of the Administratiekantoor voted in favor of the agenda items, having given due consideration to the discussions at the meeting.

Statement of Independence

The Board of Management of CSM nv and the Board of the Stichting Administratiekantoor CSM hereby declare that, in their joint opinion, the requirements respecting the independence of the Board of the Stichting Administratiekantoor CSM have been met.

Diemen, the Netherlands, 26 February 2008

CSM nv
Board of Management

Stichting Administratiekantoor CSM
The Board

Brief Resumés of the Members of the Supervisory Board

P. Bouw (1941), Chairman

Nationality	Dutch
Previous position	President, KLM N.V.
Supervisory directorship	Nuon N.V.
Additional positions	Chairman Supervisory Board VU Windesheim/VU Medisch Centrum, Chairman Bank Council, Board member of various Foundations
First appointed in	1999
Current term of office	2007 - 2011

M.P.M. de Raad (1945), Vice-Chairman

Nationality	Dutch
Previous positions	Member Board of Management Koninklijke Ahold N.V. Member Board of Management Metro AG Chairman Board SHV Makro N.V. Member of the Board SHV Holdings N.V.
Supervisory directorships	Hagemeyer N.V. , HAL Holding N.V., Vion N.V. Vollenhoven Olie Groep B.V. Chairman Supervisory Board Jeroen Bosch Ziekenhuis
First appointed in	2004
Current term of office	2004 - 2008

Ms. Prof. L.A.A. van den Berghe (1951)

Nationality	Belgian
Current positions	Professor at the University of Gent Director Vlerick Leuven Gent Management School GUBERNA Belgium
Supervisory directorships	Belgacom, Electrabel, SHV Holdings N.V.
First appointed in	1998
Current term of office	2006 - 2010

R. Pieterse (1942)

Nationality	Dutch
Previous position	Chairman Board of Management Wolters Kluwer N.V.
Supervisory directorships	Member Essent N.V. , Chairman Koninklijke Grolsch N.V. Chairman Mercurius Groep B.V. , Member Mecom plc
Additional positions	Chairman Vereniging Effecten Uitgevende Ondernemingen (VEUO) Board member of various Foundations
First appointed in	2004
Current term of office	2004 - 2008

W. Spinner (1948)

Nationality	German
Previous position	Member Board of Management of Bayer AG
Supervisory directorships	Altana AG, Wesel (Germany), Celerant Consulting plc, Richmond (US) Cryo-save nv, Senator Group USA, Dallas (US)
First appointed in	2004
Current term of office	2007 - 2011

Brief Resumés of the Members of the Board of Management

G.J. Hoetmer (1956),
Chief Executive Officer, divisional director Bakery Supplies Europe

Nationality : Dutch
First appointed in : May 2005

N.J.M. Kramer (1959),
Chief Financial Officer

Nationality : Dutch
First appointed in : April 2006

R.P. Plantenberg (1951),
Member of the Board of Management, divisional director Bakery Supplies North America

Nationality : Dutch
First appointed in : April 2006

Secretary to the Board of Management

J.W.E. van der Klaauw (1955)

Nationality : Dutch
Employed since : August 1986

Group Structure

As at 26 February 2008

CSM nv	CSM Bakery Supplies Europe	CSM Bakery Supplies North America	PURAC
Main product groups	bakery ingredients and products	bakery ingredients and products	lactic acid and lactic acid derivatives, gluconic acid and gluconates, biomaterials, lactitol
Operating companies	• BakeMark China • BakeMark Danmark • BakeMark Deutschland • BakeMark Hellas • BakeMark Ibérica • BakeMark Ingrédients France • BakeMark International • BakeMark Italia • BakeMark Magyarország • BakeMark Polska • BakeMark UK • Bender-Iglauer Backmittel • Carels Goes • Kate's Cakes • Margo-BakeMark Schweiz • Unipro Benelux	• BakeMark Ingredients Canada • BakeMark USA • Caravan Ingredients • CGI Desserts • CSM Bakery Supplies Latin America • CSM Bakery Supplies Mexicana • H.C. Brill • Titterington's Olde English Bakeshop	• PURAC America • PURAC Argentina • PURAC Asia Pacific • PURAC biochem • PURAC bioquímica • PURAC China • PURAC Deutschland • PURAC France • PURAC glucochem • PURAC Hungary • PURAC Japan • PURAC Korea • PURAC Mexico • PURAC Polska • PURAC Russia • PURAC sinteses • PURAC Thailand • PURAC UK • PGLA-I (50%)

Five Years in Figures

millions of euros

	Financial year equals calendar year				
	2007	**2006**	**2005**	**2004**	**2003**
Balance sheet					
Fixed assets	1,349	1,356	1,327	1,558	1,654
Current assets	662	789	777	978	1,023
Non-interest-bearing current liabilities	-415	-530	-485	-612	-631
	1,596	**1,615**	**1,619**	**1,924**	**2,046**
Net debt position [1]	456	592	425	881	1,052
Provisions	182	178	248	217	216
Shareholders' equity	958	845	946	826	778
	1,596	**1,615**	**1,619**	**1,924**	**2,046**
Profit and loss account					
Net sales	2,486	2,421	2,618	3,475	3,484
EBITA	65	124	135	266	294
Operating result	60	122	134	224	253
Result after taxes from ordinary activities before goodwill amortization	-	-	-	163	178
Result after taxes	203	105	423	120	137
Cash flow from operating activities	143	96	79	263	333
Depreciation of fixed assets	66	69	76	103	103
Capital expenditure on fixed assets	116	118	99	123	141
Number of ordinary shares issued	66,331,279	72,831,132	78,354,449	80,866,886	79,184,301
Weighted average number of outstanding ordinary shares [2]	65,280,284	71,101,226	74,061,602	76,485,850	75,269,121
Per share in euros					
Earnings from continuing operations	0.82	0.90	0.75	2.05	2.28
Earnings	3.06	1.47	5.72	1.49	1.74
Diluted earnings from continuing operations	0.81	0.89	0.73	2.04	2.23
Diluted earnings	3.05	1.46	5.60	1.49	1.71
Dividend	0.88	0.80	0.80	0.80	0.80
Cash flow from operating activities	2.15	1.36	1.07	3.44	4.43
Shareholders' equity [3]	14.78	12.81	13.26	10.86	10.20
Share price as at 31 December	23.10	29.17	23.03	22.92	17.34
Highest price in financial year	29.72	29.57	26.96	24.00	21.24
Lowest price in financial year	22.35	21.19	20.87	16.92	16.64

	Financial year equals calendar year				
	2007	**2006**	**2005**	**2004**	**2003**
Ratios					
ROS %	2.6	5.1	5.1	7.7	8.4
Result after taxes from continuing operations / net sales %	2.3	2.6	2.1	3.5	3.9
ROCE excluding goodwill %	8.1	17.5	16.2	22.5	23.9
ROCE including goodwill %	3.5	7.1	6.9	9.5	10.5
Dividend pay-out ratio	28.7	54.3	14.0	39.1	35.1
Interest cover [4]	7.6	5.6	3.7	4.7	4.7
Balance sheet total : shareholders' equity	1:0.5	1:0.4	1:0.4	1:0.3	1:0.3
Net debt position : shareholders' equity	1:2.1	1:1.4	1:2.2	1:0.9	1:0.7
Current assets : current liabilities	1:0.6	1:0.6	1:0.6	1:0.6	1:0.9
Net debt position/EBITDA [5]	2.1	2.0	1.8	2.7	2.9

System changes are not calculated to previous years. The financial figures as of 2005 are in compliance with IFRS, the figures for previous years are in compliance with NL GAAP.

1. Net debt position: interest-bearing debts less cash and cash equivalents.
2. Number of ordinary shares outstanding with third parties: number of issued ordinary shares less the repurchased but not yet withdrawn ordinary shares.
3. Shareholders' equity per share: shareholders' equity divided by the number of shares with dividend rights.
4. Interest cover: EBITA before exceptional items divided by net interest income and charges.
5. EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization before exceptional items, or EBITA before depreciation and amortization of fixed material and intangible assets, before exceptional items.

Information on the CSM Share

SHARE CAPITAL

CSM is listed on Euronext Amsterdam N.V. As at 31 December 2007 66,331,279 ordinary shares of € 0.25 each and 2,983,794 financing preference shares of € 0.25 each had been issued, including 4,529,078 ordinary shares with CSM.

LISTED COMPANIES DISCLOSURE ACT (WET MELDING ZEGGENSCHAP)

Under the Listed Companies Disclosure Act of 1996, the following notifications of capital interests in CSM as at 31 December 2007 were reported:

- BriTel Fund Trustees Limited: 5.63%
- Delta Deelnemingen Fonds N.V.: 5.34%
- Fortis N.V.: 6.31%
- Franklin Mutual Series Fund Inc.: 8.92%
- Lansdowne Partners Limited: 10.62%
- Morgan Stanley Investment Management Ltd.: 7.15%
- ING Groep N.V.: 8.57%

N.B.: As at 26 February 2008 CSM nv has a capital interest of 6.5%. Delta Deelnemingen Fonds N.V. notified a capital interest of 4.78% as per 24 January 2008.

OTHER INFORMATION

	2007	2006	2005	2004
Number of ordinary shares with dividend rights x 1,000 as at 31 December	61,802	65,954	71,372	76,074
Market capitalization in millions of euros as at 31 December	1,497	1,924	1,644	1,743
Highest share price	29.72	29.57	26.96	24.00
Lowest share price	22.35	21.19	20.87	16.92
Share price as at 31 December	23.10	29.17	23.03	22.92
Average daily turnover of (depositary receipts of) shares*	279,911	250,987	258,482	102,930

* Depositary receipts of shares have been converted to ordinary shares as at 7 May 2007.

KEY DATES *

23 April 2008	General Shareholders' Meeting
25 April 2008	Ex date
29 April 2008	Record date
6 May 2008	Dividend payable for 2007
13 August 2008	Publication of half-year figures 2008
25 February 2009	Publication of annual figures 2008
25 February 2009	Announcement of dividend proposal
25 February 2009	Press conference on annual figures 2008
22 April 2009	General Shareholders' Meeting
24 April 2009	Ex date
28 April 2009	Record date

* subject to change

TREND IN THE SHARE PRICE



160%
140%
120%
100%
80%
60%
40%
20%
0%
1999
2000
2001
2002
2003
2004
2005
2006
2007

Movement in price of CSM shares from 2 January 1999 to 31 December 2007
(per share of € 0.25; 2 January 1999 = 100)

Midkap index (2 January 1999 = 100)

Photo index



Page 15

Unipro's and BakeMark Italia's Melange is a great tasting quality fat that contains a high percentage of butter and has superior product workability characteristics for baking, like those of margarine – with a "real butter" taste and low level of trans fatty acids (Saint Honorè 51) or without hydrogenated fats (Perfetto).
Photo: Unipro, Aartselaar, Belgium.



Page 23

Fruitbeads is a new semi finished fruit product which can be used in the dairy, ice cream and soft drinks industries. Containing pure fruit, the fruit beads are produced using a dedicated technology developed by CSM. They are heat resistant and have a long shelf life. The customer can use the fruit beads directly in the end product.
Photo: Carels, Goes, the Netherlands.



Page 27

The Rolo doughnut is the result of co-operation of two CSM companies with Nestlé and Tesco. The doughnut had to meet the requirements of Nestlé and Tesco – and fit in with the manufacturing capabilities of BakeMark in Germany. The Rolo doughnuts are filled ring doughnuts – filled with toffee sauce, topped with chocolate icing and chocolate chips. A technical innovation where the doughnuts are filled using state-of-the-art injection technology, are low on sodium (in line with UK government regulations) and have no hydrogenated fats (in accordance with the German formulation for the doughnut and the UK formulation for the icing and filling). High quality toffee filling with butter, condensed milk, thixotropic gel for improved injection, made in BakeMark UK. The Rolo doughnut is produced in Delmenhorst (Germany).
Photo: BakeMark Deutschland, Delmenhorst, Germany.



Page 33

PURASORB resorbable polymers serve in a wide variety of applications to treat injuries of the muscoskeletal system. PURASORB is used in various specialties, such as sports medicine, trauma and spinal surgery. PURASORB polymers are also applied in the development and manufacture of resorbable products for advanced treatments including osteo-conductive, osteo-inductive and drug releasing devices for orthopedic applications. PURASORB helps facilitate the self-healing process of the body and through their temporary nature, PURASORB-based resorbable implants leave behind no foreign material in the body and so prevent the need for secondary "corrective" surgery.
Photo: PURAC biochem, Gorinchem, the Netherlands.



Page 49

PURACAL ACT is an innovative product for healthier, crispier and better quality snack foods. Being active in potato chips, snacks and French fries it reduces acrylamide levels by up to 70 percent. The innovation is based on calcium lactate and calcium chloride and combines the benefits of both products. The calcium combines with the carbonyl groups of asparagines preventing it to form acrylamide. PURAC carried out extensive research on the effects of PURACAL ACT on acrylamide reduction and the resulting quality of snack foods. The use of PURACAL ACT demonstrates increased firmness and crispiness in the end product and reduced acrylamide levels.
Photo: PURAC biochem, Gorinchem, the Netherlands.

CSM nv
Nienoord 13, 1112 XE Diemen
P.O. Box 349, 1000 AH Amsterdam
The Netherlands
T +31 (0)20 590 69 11, **F** +31 (0)20 695 19 42
E communications@csm.nl, **I** www.csm.nl

Registered office: Amsterdam
egistered Amsterdam no. 33006580

END